


















Uniting for growth








Tomkıns

Report & Accounts 31 December 2002

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses: Industrial & Automotive, Air Systems Components, and Engineered & Construction Products.

We are uniting our businesses to achieve growth and long-term shareholder value through the Group-wide implementation of three key strategic initiatives:

1 The acquisition and in-house development of **leading-edge technology** that will improve our competitiveness, maintain leadership in our chosen markets and provide a platform for future growth

2 A renewed focus on **innovative product development** that has the commercial potential to deliver tangible benefits for our customers

3 The continual pursuit of **manufacturing excellence** through the application of lean and Six Sigma techniques together with low cost production and the sharing of best practice across all businesses

Finally, our **people** provide Tomkins with a significant competitive advantage. It is through their commitment and entrepreneurial spirit that we have been able to make such positive progress towards achieving our goals over the last eight months.

We look forward to continuing on our path to delivering growth and value for our customers, employees and shareholders alike.

James Nicol

James Nicol
Chief Executive Officer

Contents

Tomkins plc has changed its accounting reference date from 30 April to 31 December by using an eight-month accounting period from 1 May 2002 to 31 December 2002. Therefore this Report and Accounts is for the eight months ended 31 December 2002 and, unless otherwise stated, the commentary compares results for the accounting period with unaudited pro forma results extracted from the management accounts for the eight months ended 22 December 2001.

In this Report and Accounts, some figures and ratios used are not readily available from the audited results for the eight-month accounting period ended 31 December 2002 and the unaudited pro forma results for the eight-month period ended 22 December 2001. Where required, details of how these figures and ratios have been arrived at are set out on page 79.

Tomkins
A global business with world-class brands



THE TOMKINS GROUP COMPRISES 132 FACILITIES IN 21 COUNTRIES



Industrial & Automotive

Financial highlights	2002	2001 (Unaudited pro forma)
Sales	£1,263.9m	£1,301.1m
Operating profit[1]	£115.0m	£106.4m
Operating margin[1]	9.1%	8.2%
Net operating assets[2]	£743.9m	£845.1m
Return on net operating assets[1]	15.5%	12.6%
Return on invested capital[3]	8.0%	6.2%
Capital expenditure	£82.4m	£61.5m
Depreciation	£57.0m	£58.2m
Cash generation[4]	£80.2m	£59.2m
Employees	22,637	23,674

Sales by business unit

- Power Transmission
- Fluid Power
- Wiper Systems
- Fluid Systems
- Other

Sales by major product category

- Synchronous belts
- Other belts
- Hydraulic & automotive hose
- Wiper Systems
- Other

Sales to end markets

- Automotive original equipment
- Automotive aftermarket
- Industrial original equipment
- Industrial aftermarket

Sales to end markets — Position 1 / Position 2 / Av. Market Share

% of sales into markets where business is number 1 or 2

Power Transmission 88 12 H
Fluid Systems – closure caps 86 14 H
Fluid Systems – RTPMS 100 H
Fluid Systems – thermostats 98 H
Fluid Systems – speciality valves 92 2 H
Fluid Systems – fuel valves 97 M
Fluid Power 23 57 H
Wiper Systems 35 46 H

Market Share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less



Air Systems Components

Financial highlights	2002	2001 (Unaudited pro forma)
Sales	£325.7m	£341.7m
Operating profit[1]	£33.8m	£36.7m
Operating margin[1]	10.4%	10.7%
Net operating assets[2]	£122.2m	£153.0m
Return on net operating assets[1]	27.7%	24.0%
Return on invested capital[3]	11.4%	10.2%
Capital expenditure	£9.1m	£10.8m
Depreciation	£12.4m	£11.0m
Cash generation[4]	£40.7m	£45.9m
Employees	6,942	6,688

Sales by business unit

- ASC
- Hart & Cooley
- Lau
- Ruskin

Sales by major product category

- Grilles, registers, diffusers
- Dampers, louvres
- Flex duct & accessories
- Vents
- Other

Sales to end markets

- Residential construction
- Commercial & industrial construction

Sales to end markets — Position 1 / Position 2 / Av. Market Share

% of sales into markets where business is number 1 or 2

Residential 30 4 M
Commercial/Industrial 42 M

Market Share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less



Engineered & Construction Products

Financial highlights	2002	2001 (Unaudited pro forma)
Sales	£507.6m	£582.8m
Operating profit[1]	£49.0m	£54.4m
Operating margin[1]	9.7%	9.3%
Net operating assets[2]	£195.9m	£251.1m
Return on net operating assets[1]	25.0%	21.7%
Return on invested capital[3]	14.7%	12.3%
Capital expenditure	£14.2m	£9.0m
Depreciation	£14.8m	£16.3m
Cash generation[4]	£66.3m	£76.8m
Employees	9,953	10,291

Sales by business unit

- Lasco
- Dexter Wheels & Axles
- Philips Doors & Windows
- Material Handling

Sales by major product category

- Doors, windows, venting
- Material handling
- Industrial/utility
- Bathware & fittings
- Other

Sales to end markets

- Residential construction
- Manufactured housing
- Industrial/utility
- Automotive & industrial
- Other

Sales to end markets — Position 1 / Position 2 / Av. Market Share

% of sales into markets where business is number 1 or 2

Lasco Bathware H
Lasco Fittings M
Dexter Wheels & Axles H
Philips Doors & Windows H
Material Handling H

Market Share code: (H) if 30% or greater (M) if 11% to 29% (L) if 10% or less

[1] Before operating exceptional items and goodwill amortisation [2] Excluding goodwill (see note 1 to the financial statements) [3] Annualised, before operating exceptional items and goodwill amortisation and after tax [4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Financial highlights

	Eight months to 31 December 2002	Eight months to 22 December 2001 (unaudited pro forma)
Sales	£2,097.2m	£2,225.6m
Operating profit before operating exceptional items[1]	£182.6m	£185.8m
Operating margin before operating exceptional items[1]	8.7%	8.3%
Operating exceptional items	£32.0m	£12.0m
Operating profit[1]	£150.6m	£173.8m
Profit before tax	£153.1m	£180.5m
Basic earnings per share[3] (pence)	12.44p	12.17p
Total dividends per share (pence)	8.00p	8.00p[2]
Net cash	£157.6m	£40.9m

[1] Before goodwill amortisation
[2] Pro rata based upon dividends paid for the year ended 30 April 2002
[3] Before goodwill amortisation and net gains on disposals of businesses

Highlights

- Operating profit before operating exceptional items and goodwill amortisation was £182.6 million. Excluding the impact of acquisitions, disposals and currency translation, this represents an increase of 6.8 per cent

- Operating margins before operating exceptional items and goodwill amortisation rose by 0.4 percentage points to 8.7 per cent

- Operating exceptional charges before taxation were £32.0 million

- Profit before tax was £153.1 million (December 2001: £180.5 million; Year to 30 April 2002: £264.4 million)

- Profit after tax was £123.9 million, in line with the corresponding period last year

- Basic earnings per share were 12.10 pence (December 2001: 12.35 pence; Year to 30 April 2002: 19.16 pence)

- Strong net cash position of £157.6 million (30 April 2002: £150.8 million)

- Second interim dividend declared of 3.4 pence per share, making 8.0 pence per share for the eight-month accounting period



Turnover by Division

■ Industrial & Automotive
■ Air Systems Components
■ Engineered & Construction



Profit by Division

■ Industrial & Automotive
■ Air Systems Components
■ Engineered & Construction



Employees by Division

■ Industrial & Automotive
■ Air Systems Components
■ Engineered & Construction

Chairman's statement
A period of progress

Dear Shareholders

Our management teams have dealt effectively with the challenges of operating in changing markets and have produced a good financial performance. Under the leadership of our Chief Executive Officer James Nicol, we are already moving ahead rapidly with the task of establishing an entrepreneurial culture across all our businesses. As he explains in his review, this culture change is an important element of our plans for creating a sustainable increase in the value of the Group within a framework of tight financial control.

" Tomkins made very good progress during this transitional eight-month accounting period. This is a group of resilient and flexible businesses able to respond rapidly to changes in demand."



Alongside managing our businesses to create value, we also strive to increase the transparency in our reporting to shareholders and other stakeholders. I hope that this report and accounts moves this process ahead in terms of your understanding of what we are trying to achieve at Tomkins and the progress that we have made.

Summary of results

- Turnover from continuing operations during the period was £2,097.2 million. This was in line with the corresponding period last year, excluding the effects of acquisitions, disposals and currency translation (like-for-like basis).
- Operating profits, before operating exceptional items and goodwill amortisation, were £182.6 million, representing an increase of 6.8 per cent on a like-for-like basis. Operating exceptional items before taxation amounted to £32.0 million. The effect of currency translation, primarily the lower US dollar, was to reduce turnover and operating profit by £130.3 million and £13.2 million respectively.
- The net interest charge for the period was £1.3 million compared with net interest income of £4.7 million in the corresponding period last year.
- Profit before taxation, exceptional net gains on disposals and goodwill amortisation was £149.3 million (December 2001: £178.5 million) and basic earnings per share before goodwill amortisation and exceptional net gains on disposals were 12.44 pence (December 2001: 12.17 pence).
- Profit before taxation after exceptional net gains on disposals and goodwill amortisation was £153.1 million (December 2001: £180.5 million) and basic earnings per share after goodwill amortisation and exceptional net gains on disposals were 12.10 pence (December 2001: 12.35 pence).
- We have again managed the tax affairs of the Group efficiently and the net tax rate on total profit for the period was 19.1 per cent (December 2001: 30.9 per cent). This low rate of tax arose due to capital loss carry forwards being available to offset gains on disposals in the current year, deferred tax assets not previously recognised which have now been

recognised against future projected profits in accordance with FRS 19 and certain favourable adjustments to tax provisions made in prior years.

- The Group's net cash position improved from £150.8 million at 30 April 2002 to £157.6 million at 31 December 2002. Our cash performance in this period benefited from strict financial control and was affected by an outflow of £25.4 million relating to our strategic manufacturing initiatives, while the comparative figure benefited from the receipt of £29.1 million following the Bando litigation settlement arising in the year ended April 2001.
- The net of tax pensions deficit under FRS 17 amounts to £136.4 million, in line with guidance given at the interim.
- Good results from sales to the automotive aftermarket contributed to a strong performance by Industrial & Automotive.
- Air Systems Components' results suffered only slightly despite a significant fall in US non-residential construction, its major market.
- Overall performance in Engineered & Construction Products improved, except in Material Handling.

Dividend

The change to our accounting reference date has given rise to an eight-month accounting period which represents two-thirds of a normal twelve-month accounting period. In accordance with market practice in these circumstances, the Board has elected to declare two interim dividends in lieu of an interim and a final dividend.

The first interim dividend of 4.6 pence per share was declared on 14 January 2003. The Board has now declared a second interim dividend of 3.4 pence per share in lieu of a final dividend. Taken together, these interim dividends bring the total dividend payable for this eight-month accounting period to 8.0 pence per share. This figure represents two-thirds of the total dividends paid in respect of the last twelve-month accounting period, the year ended 30 April 2002.

Both the first and second interim dividends will be paid on 7 April 2003 to shareholders on the register on 14 March 2003. Tomkins ordinary shares went ex-dividend in respect of both dividends on 12 March 2003.

These arrangements maintain our current distribution policy through the transitional period and beyond. For the current year ending on 31 December 2003 and thereafter, we intend to pay an interim dividend in November and a final dividend in the following May, in accordance with market practice. In normal circumstances we anticipate the weighting of these payments to be approximately 40 per cent for the interim dividend and 60 per cent for the final dividend.

The Board has decided not to offer a dividend reinvestment plan option for the first and second interim dividends due to the change in the dividend timetable. We will consider whether to offer such an option for dividends payable in respect of the year ending 31 December 2003.

Since the payment of interim dividends does not require shareholder approval, there will be no dividend resolution at the Company's Annual General Meeting on 22 May 2003.

People

The extensive changes that are taking place within the Group place great demands upon our people. Our dedicated focus upon developing new technologies, product innovation and manufacturing excellence affects everyone across the Group and I am delighted that they have all responded with great enthusiasm and high levels of commitment. I would like to thank them for their considerable efforts.

Outlook

In the interim results published on 14 January 2003, we set out in some detail the current industry forecasts for our markets. In the two months since that date there have been no significant changes to those forecasts or new data that has affected our view of the outlook for the Group in 2003.

In the short term, our work to reduce our cost base further through strategic manufacturing initiatives and lean manufacturing will continue and will help to support profitability. Longer term, we remain confident that our focus upon bringing to market innovative new products and increasing our product offering and geographic presence in both the industrial and automotive aftermarket will ensure sustainable growth in the value of our businesses. Furthermore, we continue to evaluate opportunities for using our financial strength to make value-enhancing acquisitions to integrate into our existing businesses.

We have made a solid start to the new calendar year with trading and operating performance in line overall with our budgets and slightly ahead of last year. With relatively stable markets, we should see further progress for the Group in 2003.

Yours sincerely,



David Newlands
Chairman

Chief Executive James Nicol (left), with his executive team, left to right: Richard Bell, President The Gates Corporation, Terry O'Halloran, President Air Systems Components, Ken Lever, Finance Director, and Anthony Reading, Chairman Tomkins Corporation.



Chief Executive's statement
Driving future growth

I believe we have achieved a lot since I joined Tomkins in February last year. The management teams across our businesses have worked with enthusiasm and commitment to create a platform for consistent growth in profits, cash flow and value. We can therefore report good progress towards becoming a large enterprise of global presence with an entrepreneurial culture that accelerates growth.



During the period, we have focused on a number of strategic initiatives aimed at modernising our business, implementing new technologies and manufacturing practices and expanding our markets.

Technology and product innovation
Throughout the Group, we are committed to identifying, developing and applying new technologies with the commercial potential to realise tangible benefits for our customers.

In our Industrial & Automotive group this has led to a number of exciting innovations. Power Transmission has developed its electro-mechanical drive (stop-start) technology to the point where it has been adopted by a major European car manufacturer for its 2005 model-year engines and discussions are continuing with other companies in Asia and around the world. Power Transmission is also moving forward with the introduction of a moulded MICRO-V® belt with increased durability and reduced noise characteristics. Development work with potential customers on the GEM 10® accessory drive cassette system is moving ahead.

> " Our aim has been to create a platform for consistent growth in profits, cash flow and value, and we can report good progress."

Wiper Systems is expanding its successful Teflon® blade range to include the heavy-duty winter blade and is also working on new motor technology. Fluid Systems meanwhile continues to set the industry pace with the development of the third generation of Schrader's remote tyre pressure monitoring systems and a fourth generation product is already in the research stage. Both Stant and Standard-Thomson are responding to tighter emissions controls worldwide with work on new valves and closures.

In Air Systems Components, Ruskin has developed a smart fire/smoke damper system, Validator®, that actively communicates with a building's automation system. Lau has been granted a patent for a new aluminium extruded airfoil wheel, with further development work being carried out in partnership with General Electric. Many establishments are currently demanding a more 'industrial look' and Hart & Cooley has responded with the introduction of the Spiral Duct Grille.

In Engineered & Construction Products, Lasco Fittings is expanding its highly successful Swing Joint irrigation product range while Lasco Bathware is developing a new range of polyurethane baths.

Manufacturing excellence
We recognise the importance of becoming the lowest-cost manufacturer of quality products in our market places. We are making strong progress through a combination of lean manufacturing – which focuses on production efficiency and quality – and strategic manufacturing initiatives ("SMIs") that examine where production capacity should be located.

As explained in the Operating review, we have successfully implemented a number of SMIs across our businesses during this period giving rise to restructuring costs of £32 million and resulting in savings of £5.6 million. We anticipate that these will give rise to annual cost savings of around £40 million in 2004 and beyond.

During this period we embarked on a wide-ranging programme to introduce lean manufacturing across all of our operations and made strong progress at a number of facilities.

Lean manufacturing aims to optimise manufacturing efficiency by reducing waste, production time, manufacturing costs and working capital through lower inventory levels. By freeing up floor space, it enables existing plants to install additional production lines thus reducing capital expenditure. Lean manufacturing can also be effectively introduced alongside Six Sigma, leading to improvements in product quality and minimising levels of faulty product.

"We recognise the importance of becoming the lowest-cost manufacturer of quality products in our market places."

We expect the further adoption of lean manufacturing throughout our Group to give rise to cost savings in 2003 of around £18 million in addition to the savings accrued through our SMIs.

Industrial & automotive aftermarket
Tomkins already has a significant presence in the global industrial and automotive aftermarkets. Sales in these markets are typically more stable and offer higher margins than in the original equipment market. We aim to build on this platform by cutting our logistics costs, reducing inventory and increasing the rate of new product introductions. We are also aiming to increase further our presence outside the North American market, particularly in Europe and Asia.

In logistics we are piloting a new warehouse and distribution system in Florence, Kentucky utilising practices derived from our success in lean manufacturing. We have rationalised our European distribution network, reducing our automotive replacement warehouses from five to two.

The current year will see the introduction of a range of new products to augment our offering, including new synchronous belt replacement kits, Teflon® winter blades, PVC and nylon hose assemblies and T-bolt heavy-duty hose clamps. In the US we will also be introducing a new range of out-sourced water pumps.

Our international product offering will be enhanced as we introduce many lines currently available only in North America and we will renew our search for sources of well-made products in China and the Far East.

Acquisitions and disposals
We recently strengthened our corporate finance team with a view to making further value-enhancing acquisitions and extending our technology. Several opportunities are already under review. In Industrial & Automotive, we intend to build upon our market leading position in power transmission by focusing upon acquiring expertise in other areas of a vehicle's powertrain and drivetrain. We believe that these offer considerable potential as an area of future outsourcing by our customers. In Air Systems Components, we will continue to make bolt-on acquisitions in North America that strengthen our existing businesses (two such acquisitions were made in the period) and are looking to exploit our expertise by further international expansion, particularly in Asia.

In assessing potential acquisitions, we carry out extensive financial and commercial due diligence, using our operational management as well as the corporate finance team, so that we can properly measure the potential for businesses within the Group. An overriding criteria is that acquisitions must add value to the Group by providing a return in excess of our weighted average cost of capital.

We will also continue to dispose of non-core businesses where we believe that they can prosper better elsewhere.

Role of the centre
We have redefined the role of the central functions at Tomkins to assist the attainment of growth in value. In future the centre will support our operations as well as maintaining the framework of tight financial reporting. It will encourage the Group-wide implementation of best practice in manufacturing and other areas such as purchasing and human resource management. It will provide an incentive scheme for managers that aligns their compensation to the interests of shareholders, making them act more as owners of their businesses. It will also control the allocation of resources by ensuring that we only invest in opportunities that add value by providing returns in excess of our weighted average cost of capital.

The road ahead
Based upon our own and third party forecasts, the outlook for our major markets in 2003 remains mixed.

We expect our most profitable market – the global industrial and automotive aftermarket (around 29 per cent of Group sales) – to deliver modest growth in 2003. The increasing number of cars on the road, their age profile, together with some restocking by industrial distributors, is likely to push up demand for our products. At the same time, the introduction of new products and our growing European and Asian presence is set to increase further the Group's market share.

In the automotive original equipment market, around 15 per cent of Group sales derive from North America. The current 2003 consensus forecast for light automotive production – produced in February by CSM, a leading industry forecaster – is approximately 16 million vehicles. This represents a 2.0 per cent reduction on 2002. In all of Europe (around 5 per cent of Group sales) CSM is forecasting an increase of 1.5 per cent to 19.2 million. The third significant automotive market, Japan, (around 2 per cent of Group sales) is predicted to fall by 2.1 per cent to 9.4 million. The rest of the world accounts for approximately 2 per cent of Group sales and volumes here are forecast to rise by 10.1 per cent to 11.9 million. Overall, therefore, we can anticipate slightly lower demand from automotive original equipment customers. However, we have already restructured our cost base to offset the impact of this reduction and to protect our business.

The global industrial original equipment market (around 9 per cent of Group sales) experienced very low levels of activity in 2002. This is forecast to recover slightly over the next twelve months.

US non-residential construction accounts for around 11 per cent of Group sales and this

declined by about 15.9 per cent on the previous year. However we have maintained our strong market position and, by concentrating on costs, we continued to achieve operating margins in excess of 10 per cent. The current forecasts for US non-residential construction show a further modest year-on-year decline in 2003.

2002 saw an increase of around 3 per cent in the US residential market (around 17 per cent of Group sales). The current 2003 forecast by the National Association of House Builders indicates a year-on-year decline in US housing starts of 3.5 per cent. This means potentially lower volumes. However the combination of our manufacturing initiatives, new product introductions and further integration benefits from acquisitions should offset any decline.

Activity was mixed in our less significant markets. Industrial and utility (around 5 per cent of Group sales) demand remained static in 2002. Going forward the forecast is for a small decline. Manufactured housing (around 2 per cent of Group sales) declined year on year in 2002 by some 12.8 per cent. A further slight decline is expected in 2003. Recreational vehicles (around 2 per cent of Group sales) by contrast showed strong improvement, up 21.1 per cent, with a further 5 per cent growth expected in 2003.

Against this background of industry forecasts, which suggests no significant improvement or deterioration in our markets, we believe our strategy will deliver positive results.

Going forward we will be concentrating on:

- bringing innovative new products to market;
- extending our product offering and geographic presence in both the industrial and automotive aftermarket;
- reducing our cost base still further through strategic manufacturing initiatives and lean manufacturing; and
- using our financial strength to make value-enhancing acquisitions to our existing businesses.



Sales to end markets

- ■ North America automotive original equipment
- ■ RoW automotive original equipment
- ■ North America auto aftermarket
- ■ RoW auto aftermarket
- ■ Residential construction
- ■ Commercial & industrial construction
- ■ Industrial original equipment
- ■ Industrial aftermarket
- ■ Industrial/utility
- ■ Manufactured housing
- ■ Recreational vehicles

James Nicol
Chief Executive

Electro-Mechanical Drive in mild hybrids
Industrial & Automotive

Gates EMD system technology includes new, very high load, MICRO-V® belts and specialised tensioners. These permit the development of very cost-effective stop-start and mild hybrid applications using belt driven combined starter-generators. By stopping the engine when the vehicle is stationary, EMD systems save fuel and reduce emissions. Mild hybrids also use the electrical machine for regenerative braking and to assist, or even take over from, the conventional engine when appropriate.





STOP-START ELECTRO MECHANICAL DRIVE SYSTEM TECHNOLOGY USES HIGH LOAD MICRO-V® BELTS

Airfoil wheel innovation
Air Systems Components

Lau has developed a new airfoil wheel that is set to redefine the market. Its innovative design utilises a patented extruded aluminium airfoil and bolt-together construction. The wheel displays high energy efficiency and low noise characteristics.

In addition, Lau's new product reduces construction time and associated labour cost. Several large OEMs have registered interest in the product and General Electric is currently working in partnership with Lau to develop the wheel further.





THE AIRFOIL WHEEL PROVIDES ENERGY EFFICIENCY AND LOW NOISE CHARACTERISTICS

FiberTuff for strength and durability
Engineered & Construction Products

LASCO Fittings has recently released its new range of FiberTuff loose ring flanges. Specifically designed for greater strength and durability, FiberTuff brings further improvement to a product line with an already exemplary record. The FiberTuff material is a blend of glass fibres and PVC, with much higher strength and stiffness than plain PVC. These characteristics help prevent deformation or relaxation of the sealing surfaces, thereby improving long-term sealing ability.





FIBERTUFF LOOSE RING FLANGE IS CONSTRUCTED OF GLASS FIBRES AND PVC

Uniting for growth through

1 Leading

Left to right: Roger Stone, The Gates Corporation • Damian Macaluso, Lau Industries • Jack McDonald, LASCO Fittings



edge technology

"We are uniting behind the Group strategy of developing technology to maintain leadership in our chosen markets and to provide a platform for future growth."

Operating review

Industrial & Automotive

2002 Highlights

- Sales up by 6.1% on last period*
- Operating profits† up by 17.6% on last period*
- Substantial improvement in market share across many businesses

Tomkins Industrial & Automotive group manufactures systems and components for the industrial and automotive markets. The group has four main business areas: Power Transmission; Fluid Power; Wiper Systems; and Fluid Systems. Sales are to original equipment manufacturers and the replacement markets around the world under leading brand names such as Gates, Trico, Stant and Schrader. We also have a number of discrete businesses that manufacture products primarily for the automotive replacement markets.

Our Industrial & Automotive group delivered excellent results over the period. Sales and operating profits before operating exceptional items and goodwill amortisation on a like-for-like basis were up by 6.1 per cent and 17.6 per cent respectively.

Automotive production around the world remained strong, especially in the USA, and our

product innovation and cost competitiveness enabled us to achieve substantial improvements in market share across many of our businesses.

The automotive aftermarket, an area that has traditionally seen higher margin business, also grew as the world's car park continued to expand in response to demographic changes. Global industrial original equipment production, however, was lower, though we did see some improvement in replacement sales, due in part to restocking by distributors.

Operating exceptional items for the period amounted to £22.2 million (2001: £12.0 million). These items are primarily associated with the rationalisation of our belt manufacturing and cord treatment facilities in the USA, and the closure of Wiper Systems plants in Buffalo, New York State, and Dunstable in the UK. We estimate these and other recent restructuring projects have benefited operating profits during the period by some £3.1 million.

Power Transmission
(Sales: 2002 £519.6m; 2001 £518.0m)
- Sales increased by 5.3 per cent*
- Operating profits† increased by 10.2 per cent*

Power Transmission performed very strongly over the period. This reflected the growth in market share achieved by our worldwide automotive original equipment customers.

In addition, our lean manufacturing initiatives, particularly in North America, have delivered improved margins. Our European aftermarket has also performed well and our operations in developing economies, such as Brazil and China, continued to gain strength. Landmark awards in the period include our first major MICRO-V® belt and tensioner order from Renault and a General Motors (Opel) engine to be built in Brazil. By contrast, Power Transmission's industrial markets experienced a decline in the period. This is the result of more tightly managed inventories among our distributors and a general reduction in capital spending.

Fluid Power
(Sales: 2002 £207.6m; 2001 £211.1m)
- Sales increased by 5.8 per cent*
- Operating profits† increased by 61.4 per cent*

The trading environment remained difficult in its key markets of construction, mining and agriculture equipment. Market share gains in the

	Eight months to 31 December 2002	Eight months to 22 December 2001 (unaudited pro forma)
Sales	£1,263.9m	£1,301.1m
Operating profit[1]	£115.0m	£106.4m
Operating margin[1]	9.1%	8.2%
Net operating assets[2]	£743.9m	£845.1m
Return on net operating assets[1]	15.5%	12.6%
Return on invested capital[3]	8.0%	6.2%
Capital expenditure	£82.4m	£61.5m
Depreciation	£57.0m	£58.2m
Cash generation[4]	£80.2m	£59.2m
Employees	22,637	23,674

[1] Before operating exceptional items and goodwill amortisation
[2] Excluding goodwill (see note 1 to the financial statements)
[3] Annualised, before operating exceptional items and goodwill amortisation and after tax
[4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

* On a like-for-like basis
† Before operating exceptional items and goodwill amortisation

     



Sales to end markets

■ Automotive original equipment
■ Automotive aftermarket
■ Industrial original equipment
■ Industrial aftermarket



Sales by major product category

■ Synchronous belts
■ Other belts
■ Hydraulic & automotive hose
■ Wiper systems
■ Other

Top 10 Industrial & Automotive customers	
• Carquest	• Honda
• DaimlerChrysler	• PSA / Peugeot
• Ford	• Nissan
• General Motors	• Toyota
• Genuine Parts Co.	• Volkswagen

OEM market and some restocking by distributors drove a recovery in Fluid Power's sales against the same period last year. Our commitment to tighter cost control, together with advances in manufacturing performance and an improved sales mix, have combined to deliver a significant gain in operating profit.

The division has initiated two restructuring projects, one in North America and the other in Europe. In North America, it is migrating this year from a mixed product manufacturing base to a set of three product-focused units, resulting in the exit from one US facility and the expansion of its state-of-the-art hydraulic hose facility in Atlacomulco, Mexico. In Europe, manufacturing activities were eliminated in one facility and combined into the division's existing UK manufacturing site, reducing its locations from three to two. Also European distribution locations were reduced from four to two.

The division is expanding its manufacturing presence in Asia with the opening during 2003 of a hydraulic hose and coupling assembly facility in Shanghai, China.

Wiper Systems
(Sales: 2002 £191.1m; 2001 £178.8m)
• Sales increased by 15.0 per cent*
• Operating profits† increased by 23.5 per cent*

Strong performance in both the automotive original equipment market and automotive aftermarket delivered gains for Wiper Systems. Changes to our product mix continued to deliver small but significant improvements to our margins. In particular, our beam blade continues to gain ground in the OEM market and we have added a heavy-duty winter blade to our highly successful Teflon® blade range for the aftermarket.

The consolidation of Wiper Systems' manufacturing base continued with the announcement of the closure of our plant in Buffalo, New York State

with a corresponding transfer of activity to our existing facilities in Texas and Mexico. In addition, the closure of our Dunstable plant in the UK and transfer of its production to Mexico and Pontypool, Wales was completed in January 2003 and we expect to see the full benefits of this in 2003.

Fluid Systems
(Sales: 2002 £153.7m; 2001 £159.2m)
• Sales increased by 1.4 per cent*
• Operating profits† increased by 3.6 per cent*

Fluid Systems performed well this period with Schrader Electronics maintaining its global market leadership in remote tyre pressure monitoring systems (RTPMS). Most recently, Schrader secured a contract to supply approximately one-third of DaimlerChrysler's RTPMS requirements from model-year 2005 onwards, and now holds significant contracts to supply RTPMS to most of the world's major car manufacturers. Based on this success, we expect to quadruple turnover in the next three years.

Standard-Thomson, Schrader-Bridgeport and Stant also performed well, securing a variety of



▲
TRICO'S EXCLUSIVE TEFLON®
EDGED BLADE PROVIDES A
SMOOTHER AND LONGER WIPE.
A SPECIAL RUBBER BOOT
PREVENTS SNOW AND ICE
CLOGGING THE FRAME

Winter Teflon® Blade

In the Autumn of 2002, TRICO launched a line of eight premium blades under the Winter Teflon® Blade brand name. The exclusive Teflon® wiping edge provides a smoother and longer wipe and a rubber boot prevents snow and ice from clogging the blade's metal frame. TRICO has the exclusive worldwide rights to sell wiper blades branded as Teflon®.



---

* On a like-for-like basis
† Before operating exceptional items and goodwill amortisation

new contracts, and Stant extended its reach with several new European vapour management programmes.

Other Industrial & Automotive sales
(Sales: 2002 £191.9m; 2001 £234.0m)
Our other industrial and automotive sales businesses manufacture products primarily for the automotive aftermarkets. In May 2002, we sold the UK-based Gates Consumer and Industrial business to the Rutland Fund for £25 million. Just before the period end, we also sold Fedco Automotive, which manufactures automotive heater cores, to TransPro, Inc. for a cash consideration of $8 million. Adjusting for the disposal of these businesses, sales and operating profits were comparable to last year.



Industrial & Automotive Annualised 2002 sales to end markets

■ Automotive original equipment
■ Automotive aftermarket
■ Industrial original equipment
□ Industrial aftermarket

North America
| 34% | 35% | 11% | 20% |

Europe
| 43% | 27% | 18% | 12% |

Rest of World
| 51% | 26% | 14% | 9% |

Total
| 38% | 32% | 13% | 17% |

Air Systems Components

2002 Highlights

- Sales £325.7 million
- Operating profits† £33.8 million
- Outperformed its market throughout the period

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America. We supply the heating, ventilation and air conditioning (HVAC) market with a range of products including fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications, as well as dampers for architectural, commercial and industrial use. Our products are sold under the industry's leading brand names – Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

Air Systems Components (ASC) outperformed its markets throughout this period. Compared with the same period last year, sales and operating profits before operating exceptional items and goodwill amortisation, on a like-for-like basis, experienced only modest declines of 5.8 per cent and 5.2 per cent respectively, despite a significant decline in activity in its major market, US non-residential construction.

Statistics from Dodge show that the US residential construction market, buoyed by low interest rates, grew by around 3 per cent during calendar year 2002. In contrast the much larger US non-residential construction market, which represents around 60 per cent of ASC sales, declined by around 16 per cent and is now some 25 per cent below its peak in 2000.

However our focus on creating efficiencies – including our adoption of lean manufacturing practices, combined with strict cost control – has helped us to mitigate the effects of these reduced volumes in the non-residential construction market and to maintain our operating margins before operating exceptional items and goodwill amortisation at over 10 per cent.

At the same time, our drive to reduce our cost base by rationalising manufacturing capacity continued, with the closure of two US plants and the transfer of production to other facilities. These strategic manufacturing initiatives gave rise to operating exceptional items of £8.2 million in this accounting period. As part of the Group's overall initiative to create a more efficient cost base, we have accelerated the closure programme for other sites in the current year and a further five facilities will be closed by the end of March 2003.

† Before operating exceptional items and goodwill amortisation

Acquisition of Ward

The acquisition of Ward provides Hart & Cooley with a new, expanded product offering in duct accessories and is in line with its strategy of growth in niche markets. Hart & Cooley is focusing on growing the synergies of both companies in an effort to make Ward the most recognisable name in the duct accessory market.





EXPANDED RANGE OF AIR CONDITIONING DUCT ACCESSORIES INCLUDES SEALS, JOINTS, HINGES, HANGING BRACKETS, ACCESS DOORS AND VENTS

We built on our market-leading positions in the US residential and commercial construction markets with two acquisitions in September 2002. These acquisitions have now been successfully integrated into our existing businesses. The purchase of the assets of duct accessory manufacturer Ward Industries Inc., now a part of Hart & Cooley, has extended our product offering in the residential and commercial construction markets. We are now able to offer customers a full range of ductwork connectors, access doors, fire dampers, gaskets, sealants, hangers and ductwork tools. At the same time Ruskin acquired the HVAC dampers business of Johnson Controls Inc. This acquisition opens up new distribution channels, extends our damper product range for the commercial market and, through a marketing agreement with Johnson Controls Inc., provides access to a wider customer base around the world.

The combined consideration for these two acquisitions was $17.6 million and, during the course of a full year, we expect them to contribute around $4 million to operating profit.

Our efforts to expand internationally continued this year. Significant new contracts in Korea and China were awarded to our Far East facility in Thailand, while Krueger recently completed work on the Nan Kang Software Park II in Taiwan. In the USA, we enhanced our reputation with a number of high-profile projects. Krueger worked on repairs to the Pentagon, Lau provided ventilation fans for the new Houston Texans NFL stadium and Ruskin secured a major order for fire and smoke dampers for the UCLA hospital in California.

	Eight months to 31 December 2002	Eight months to 22 December 2001 (unaudited pro forma)
Sales	£325.7m	£341.7m
Operating profit[1]	£33.8m	£36.7m
Operating margin[1]	10.4%	10.7%
Net operating assets[2]	£122.2m	£153.0m
Return on net operating assets[1]	27.7%	24.0%
Return on invested capital[3]	11.4%	10.2%
Capital expenditure	£9.1m	£10.8m
Depreciation	£12.4m	£11.0m
Cash generation[4]	£40.7m	£45.9m
Employees	6,942	6,688

[1] Before operating exceptional items and goodwill amortisation
[2] Excluding goodwill (see note 1 to the financial statements)
[3] Annualised, before operating exceptional items and goodwill amortisation and after tax
[4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items





Sales by major product category

- Grilles, registers, diffusers
- Dampers, louvres
- Flex duct & accessories
- Vents
- Other

Sales to end markets

- Residential construction
- Commercial & industrial construction

     

Engineered & Construction Products

2002 Highlights

- Sales £507.6 million
- Operating profits† £49.0 million
- Improvement in operating margins

	Eight months to 31 December 2002	Eight months to 22 December 2001 (unaudited pro forma)
Sales	£507.6m	£582.8m
Operating profit[1]	£49.0m	£54.4m
Operating margin[1]	9.7%	9.3%
Net operating assets[2]	£195.9m	£251.1m
Return on net operating assets[1]	25.0%	21.7%
Return on invested capital[3]	14.7%	12.3%
Capital expenditure	£14.2m	£9.0m
Depreciation	£14.8m	£16.3m
Cash generation[4]	£66.3m	£76.8m
Employees	9,953	10,291

[1] Before operating exceptional items and goodwill amortisation
[2] Excluding goodwill (see note 1 to the financial statements)
[3] Annualised, before operating exceptional items and goodwill amortisation and after tax
[4] Net cash inflow from operating activities less net cash outflow from capital expenditure, before the impact of operating exceptional items

Tomkins Engineered & Construction Products group manufactures products for a range of markets including construction, truck and trailer, and automotive industries. It is divided into five main business areas – Lasco, Philips Doors & Windows, Material Handling, Dexter Wheels & Axles, and Valves, Taps and Mixers. Each benefits from long-established relationships in its channels to market, a strongly branded product offering and a low manufacturing cost base. Over 90 per cent of the group's sales are within North America.

Sales and operating profits before operating exceptional items and goodwill amortisation for the group were marginally ahead of the corresponding period last year. This excludes the impact of the disposal of Lasco Composites at the beginning of the period, the decline in turnover and profitability of Material Handling, and the translation effect of a weaker US dollar. Across the group, operating margins improved and Material Handling, in particular, acted to limit the effect on profits of its decline in turnover.

Lasco
(Sales: 2002 £161.0m; 2001 £185.5m)
Lasco's sales were in line with the last period though operating profits before operating exceptional items and goodwill amortisation on a like-for-like basis declined by 6.7 per cent, excluding Lasco Composites, which was sold at the start of the period. Lasco Fittings benefited from improved export sales, receiving its largest ever export order from China, and the expansion of its Swing Joint irrigation product range, despite intense price competition.

However, significant increases in PVC prices resulted in profits below the corresponding period last year. Lasco Bathware experienced improvements in the OEM and retail markets that helped to balance out a further decline in manufactured housing.

Philips Doors & Windows
(Sales: 2002 £105.7m; 2001 £115.4m)

Philips' sales were slightly down and operating profits before operating exceptional items and goodwill amortisation were marginally ahead of the corresponding period last year, on a like-for-like basis. In a depressed manufactured housing market, Philips experienced some pricing pressure from competitors seeking to maintain market share. However, its market share of vinyl windows to the residential construction market increased and the company also benefited from the recovery in recreational vehicle sales.

Material Handling
(Sales: 2002 £60.4m; 2001 £101.6m)

As we anticipated, the severe downturn in the US and European capital equipment markets strongly affected the performance of our Material Handling businesses. Mayfran's turnover was down by 27.0 per cent while Dearborn Mid-West suffered a 44.6 per cent fall. Rigorous cost control helped to limit the decline in profitability.

The result was a modest loss in the period compared to a modest profit last year. The closure of Dearborn Mid-West's Kansas City facility created an exceptional item of £1.6 million, though a number of new contracts provided the company with an improved order pipeline.

Dexter Wheels & Axles
(Sales: 2002 £116.6m; 2001 £112.6m)

Dexter supplies non-drive axles and wheels for a variety of trailer applications. The recent recovery in the recreational vehicle market – along with the enduring strength of the industrial and utility markets – offset declines in the manufactured housing market, enabling Dexter to produce another set of strong results.

Valves, Taps and Mixers
(Sales: 2002 £63.9m; 2001 £67.7m)

Our US and South African operations showed continued improvements last year, while sales and profits of our UK businesses were in line with the previous year despite the disruption caused by a fire at one of the major UK plants. Since the period end our US operation, Milliken Valve Co Inc. has been sold for $7.3 million.



Sales to end markets

- Residential construction
- Manufactured housing
- Industrial/utility
- Automotive & industrial
- Other



Sales by major product category

- Doors, windows, venting
- Material handling
- Industrial/utility
- Bathware & fittings
- Other



Philips Feed Door

The Feed Door from Philips is a totally new design for use in horse and stock trailers. Designed in conjunction with horse trailer manufacturers, this product incorporates features specific to the industry. It provides a larger clear opening than the old style feed door, while the door core surround covers the frame, providing a clean, flush uniform look. The overall design, specifically in the hinge area, is very strong and durable. Installation is easier because the mounting system is through the jamb, requires fewer screws and can be installed by a single person.



THE REVOLUTIONARY PHILIPS FEED DOOR WAS DESIGNED IN CONJUNCTION WITH LEADING HORSE TRAILER MANUFACTURERS

† Before operating exceptional items and goodwill amortisation



Uniting for growth through

2 Innovative product

Left to right: Stephen McClelland, Schrader Electronics • Terry O'Halloran, Air Systems Components • John Bohenick, The Gates Corporation

development

"Across our businesses we aim to achieve top line organic growth through focusing upon the development of products that have the commercial potential to deliver tangible benefits for our customers."

RTPMS – award-winning technology
Industrial & Automotive

Schrader Electronics is the market and technology leader in Remote Tyre Pressure Monitoring Systems (RTPMS). The system consists of tyre pressure sensors that detect deflation and transmit the information to a display on the dashboard or rear view mirror. A recent market study placed tyre pressure monitoring top of the list of most desired safety features. Schrader continues to develop further generations of its product incorporating additional features such as Auto Rotation technology.





REMOTE TYRE PRESSURE SENSORS TRANSMIT INFORMATION TO A DRIVER DISPLAY ▼

PRESSURE LOW
2.3   2.3
2.3   1.8

A world's first from Ruskin
Air Systems Components

The latest innovation from Ruskin is the Validator®. This system is the first to integrate fire / smoke dampers with communications capabilities and ensures that the HVAC life / safety systems provide protection for the life of the building. The Validator® continuously monitors each damper and should one fail, the system reports its location and helps identify the type of failure. This can expedite the maintenance process and reduce costs. Significant savings are also achievable in original installation and ongoing power requirements.





CONTINUOUS MONITORING FOR FIRE AND SMOKE DAMPER FAILURE WITH THE NEW RUSKIN VALIDATOR® ►

C_{12} ^{T}iming ^{C}hain
Industrial & Automotive

Using carbon fibre technology, Gates engineers have developed the C_{12} ^{T}iming ^{C}hain, a product that offers many advantages over chain drives and which will provide customers with very unique and valuable differentiation in the market. Compared to a standard chain, the new C_{12} ^{T}iming ^{C}hain improves fuel economy (2-3%), lowers emissions and reduces engine noise. This breakthrough product also meets life-of-engine durability requirements and is easier to assemble, lowering overall system costs.

BREAKTHROUGH CARBON FIBRE TECHNOLOGY IS USED IN THE NEW C_{12} ^{T}IMING ^{C}HAIN ▼





Financial review

"The development of an entrepreneurial culture across the Group is taking place within a framework of tight financial management."

Accounting reference date

Many of our major global competitors for capital have December year ends and invariably calendar periods are used for economic and other statistical data in respect of our principal markets. For these reasons we decided to change our year end to 31 December. To assist in the comparison of accounting periods we have presented in the financial statements an unaudited pro forma profit and loss account for the eight-month period to 22 December 2001. The commentary below compares the eight-month period ended 31 December 2002 with unaudited pro forma information.

Financial results

Movements in exchange rates, our restructuring initiatives, and acquisitions and disposals affect sales and operating profits. Around 70 per cent of our sales are US dollar denominated and so the weakening of the dollar in the period has reduced our turnover and operating profit when translated into sterling. During the period the average exchange rate was £1=$1.53 whereas in the comparable period it was £1=$1.43. Our significant investment in restructuring projects includes abnormal costs, which we charge against the operations as operating exceptional items and so we highlight these to ensure the underlying performance is not distorted. We have also highlighted the impact of acquisitions and disposals.

The tables presented on the following page aid understanding of the impact of these factors on the financial performance of the Group and our divisions.

Margins

Overall the Group's operating margin before operating exceptional items and goodwill amortisation, was 8.7 per cent. This compared with 8.3 per cent in the comparable period. The margins for the business divisions are set out in detail on page 21.

In all our businesses we focus continually on ways of improving our margins either through improving efficiencies, reducing costs or enhancing the value of a product through technology. Only our Air Systems Components business saw a slight reduction in its operating margin, but this was still a good achievement given the very difficult market conditions in the industrial and commercial construction market in the USA.

Goodwill

Goodwill amortisation in the period amounted to £6.8 million (December 2001: £6.9 million). During the period, goodwill amortisation relating to disposals amounted to £10.8 million, all of which was previously written off. Full detail of the movement on goodwill is contained in note 29 to the financial statements. Goodwill relating to past acquisitions and which has been written off to reserves, amounts to £1,146.6 million. The goodwill related to our divisions is applied in the calculation of the invested capital in those businesses, which comprises the accounting book value of the capital employed in the business and the related acquisition goodwill.

Operating exceptional items

Over the last two years we have been progressing a number of restructuring projects to rationalise productive capacity and relocate certain facilities into low cost regions. During the eight-month period we charged £32.0 million for restructuring costs. The major projects included moving our cord treatment facility from Denver, Colorado to Columbia, Missouri and finalising the arrangements for the closure of our Wiper Systems factory in Dunstable. We have also recently announced the closure of our Wiper Systems plant in Buffalo, New York State. In Air Systems Components we closed or announced the closure of seven plants with manufacturing being transferred to other existing facilities, particularly in Mexicali, Mexico. Dearborn Mid-West, within Engineered & Construction Products, announced the closure of its Kansas City facility in response to reduced levels of business.

We have previously indicated that over a four year period through to the end of 2004 the investment in the restructuring projects will have amounted to £180 million of which around £95 million will be capital expenditure. We expect to achieve annualised savings of £40 million per annum by 2004.

Profit on disposal of businesses
We have recorded a net profit on the disposal of businesses in the period. In May 2002 we sold Gates' Consumer and Industrial division, which resulted in a net loss on disposal of £1.0 million in the period, after taking into account the provision for loss on disposal existing at 30 April 2002. In the same month Lasco Composites was sold with a profit on disposal, after taking account of goodwill, of £18.3 million. In December 2002 the business and assets of Fedco Automotive were sold, resulting in a loss of £6.6 million.

Full details of the disposals during the period are contained in note 29 to the financial statements.

Finance costs
The type and the currency of the cash and loan balances affect the net interest position of the Group. Although we have net cash, this is made up of gross cash and gross debt. The gross debt relates primarily to the sterling bond issued in December 2001, which is at a floating rate of around 6.6 per cent. The majority of the cash balances are denominated in US dollars and sterling, earning lower rates of income than the cost of the gross debt.

The net interest expense in the period was £1.3 million (December 2001: net interest income of £4.7 million). The net movement in the period was primarily due to the non-recurrence of £6.5 million of net interest income in the prior period associated with the previous balance sheet hedging arrangements.

Earnings per share
Earnings per share before goodwill amortisation and exceptional net gains on disposal were 12.44 pence (December 2001: 12.17 pence) and after goodwill amortisation and exceptional net gains on disposal were 12.10 pence (December 2001: 12.35 pence).

Dividends
The dividends to our preference shareholders are dollar denominated and in the period, the sterling equivalent amounted to £24.5 million (December 2001: £25.5 million).

The dividends to holders of ordinary shares for the period were £61.9 million. This represents dividend cover, before goodwill amortisation and exceptional net gains on disposal, of 1.6 times.

Capital expenditure
Our capital expenditure has been running at slightly higher levels over the last two years due to the investments in restructuring projects. During the period £22.0 million was spent on these projects.

Group

	Sales		Operating Profit[2]	
	£ million	Change	£ million	Change
December 2001 (unaudited pro forma)	2,225.6		173.8	
Exchange rate effect	(130.3)		(13.2)	
At constant exchange rates	2,095.3		160.6	
Acquisitions	24.1	1.2%	1.2	0.7%
Disposals	(53.5)	(2.6)%	(2.9)	(1.8)%
Restructuring charges	–	–	(20.0)	(12.5)%
Underlying change[1]	31.3	1.5%	11.7	7.3%
December 2002	2,097.2		150.6	

[1] The underlying change in operating profit before operating exceptional items was 6.8%. This is calculated by applying the underlying change of £11.7 million shown above, to the operating profit for December 2001, at constant exchange rates, after adding back operating exceptional items of £12.0 million

[2] Before goodwill amortisation

Industrial & Automotive

	Sales		Operating Profit[4]	
	£ million	Change	£ million	Change
December 2001 (unaudited pro forma)	1,301.1		94.4	
Exchange rate effect	(73.1)		(7.3)	
At constant exchange rates	1,228.0		87.1	
Disposals	(39.0)	(3.2)%	(1.5)	(1.7)%
Restructuring charges	–	–	(10.2)	(11.7)%
Underlying change[3]	74.9	6.1%	17.4	20.0%
December 2002	1,263.9		92.8	

[3] The underlying change in operating profit before operating exceptional items was 17.6%. This is calculated by applying the underlying change of £17.4 million shown above, to the operating profit for December 2001, at constant exchange rates, after adding back operating exceptional items of £12.0 million

[4] Before goodwill amortisation

Air Systems Components

	Sales		Operating Profit[5]	
	£ million	Change	£ million	Change
December 2001 (unaudited pro forma)	341.7		36.7	
Exchange rate effect	(21.5)		(2.3)	
At constant exchange rates	320.2		34.4	
Acquisitions	24.1	7.5%	1.2	3.5%
Restructuring charges	–	–	(8.2)	(23.8)%
Underlying change	(18.6)	(5.8)%	(1.8)	(5.2)%
December 2002	325.7		25.6	

[5] Before goodwill amortisation

Engineered & Construction Products

	Sales		Operating Profit[6]	
	£ million	Change	£ million	Change
December 2001 (unaudited pro forma)	582.8		54.4	
Exchange rate effect	(35.7)		(3.8)	
At constant exchange rates	547.1		50.6	
Disposals	(14.5)	(2.7)%	(1.4)	(2.8)%
Restructuring charges	–	–	(1.6)	(3.2)%
Underlying change	(25.0)	(4.6)%	(0.2)	(0.4)%
December 2002	507.6		47.4	

[6] Before goodwill amortisation

Financial review
continued

Gross capital expenditure in the period was £105.8 million (December 2001: £81.4 million). This represents 1.3 times depreciation (December 2001: 0.9 times). Capital expenditure net of disposals was £94.6 million (December 2001: £64.6 million) and 1.1 times depreciation (December 2001: 0.8 times).

Capital expenditure in the next twelve months will continue at this slightly higher level as the restructuring projects progress. We estimate gross capital expenditure will be around £150 million to £160 million.

Working capital
Close attention to working capital management has continued during the period. Average working capital as a percentage of sales over the period amounted to 14.1 per cent compared to 15.9 per cent in the comparable period.

Currency movements and acquisitions and disposals also affect overall reported working capital. After currency movements (a decrease of £36.6 million) and acquisitions and disposals (a decrease of £13.9 million), working capital increased by £15.1 million. This was due to an increase in stock of £28.0 million,

a decrease in debtors of £27.1 million and lower creditors of £14.2 million.

Cash flow
The cash flow for the period is set out in the financial statements. The summary of the cash flow shown in the table below highlights the principal movements affecting the net cash position. We continued to generate positive cash flow and at the end of December 2002 the net cash position of the Group was £157.6 million. Operating cash flow is stated after £25.4 million of restructuring costs and £22.0 million of capital expenditure associated with the various restructuring projects.

Details of net cash inflow from operating activities for the eight months to December 2002 are set out in note 9 to the financial statements.

Taxation
We have again managed the tax affairs of the Group very efficiently. In the period the net tax charge was £29.2 million (December 2001: £55.8 million) representing an effective net tax rate on total profit of 19.1 per cent (December 2001: 30.9 per cent). We are able to report this low rate of tax due to capital loss carry forwards being available to offset gains on disposals in the current year, deferred tax assets not previously recognised which have now been recognised against future projected profits in accordance with FRS 19 and certain favourable adjustments to tax provisions made in prior years. Before the effect of the adjustments in respect of prior years, the effective tax rate was 33.0 per cent (April 2002: 30.9 per cent).

Details of the tax charge are set out in note 6 to the financial statements.

Return on investment
An accounting measure we monitor closely for all of our businesses is the annualised return on invested capital. Comparison of return on invested capital with the weighted average cost of capital gives an indication as to the extent to which a business is covering its cost of capital over time. Return on invested capital represents the after tax operating profit in the business expressed as a percentage of the average invested capital in the business including all goodwill associated with acquisitions made in the past.

The annualised return on invested capital for the Group, before operating exceptional items and goodwill amortisation, was 9.7 per cent compared with 8.0 per cent in the period to December 2001. The improvement in the period is due to improved operating performance and the effect of the lower rate of tax. The return on invested capital is reported for each of the divisions in the table on the next page. We use an internal estimate of weighted average cost of capital of 9 per cent.

Cash flow	December 2002 £ million	December 2001 £ million (Unaudited pro forma)
Opening cash/ (debt)	150.8	(6.2)
Net cash inflow from operating activities	217.9	288.1
Capital expenditure (net)	(94.6)	(64.6)
Operating cash flow	123.3	223.5
Tax	(59.5)	(35.3)
Interest and dividends	(89.4)	(85.1)
Other movements	(0.8)	(0.2)
Cash flow before acquisitions, disposals and share buy backs	(26.4)	102.9
Share issues/ (buy backs)	1.1	(19.7)
Acquisitions and disposals	44.9	(33.4)
Translation	(12.8)	(2.7)
Net funds movement	6.8	47.1
Closing cash	157.6	40.9
	%	%
Cash conversion of operating profit before operating exceptional items and exceptional net gains on disposal	93.5	104.6

Capital structure and treasury policy

Our debt capacity is based on maintaining a level of interest and preference dividend cover of five times in the medium term. Our long term debt finance requirements are defined with this parameter in mind and with an understanding of our future financing needs for capital investment, acquisitions and dividends.

We have a Global Medium Term Note Programme under which Tomkins may issue Notes in each of the main currencies up to a total maximum principal amount of £750 million. Our initial bond under the programme was for £150 million and was issued at a coupon of 8 per cent. This was swapped into a floating interest rate.

In the immediate future our debt requirements will continue to be sourced from the banking market. Our bank debt facilities mainly comprise multi-currency facilities of £400 million maturing in April 2005. These facilities are subject to certain covenants relating to interest cover and net debt to EBITDA, which as we currently have net cash are not applicable.

Although we currently have a net cash position, the medium term aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our investment grade financial profile.

Financial risk management is the responsibility of our central treasury function, which operates within strict policies and guidelines approved by the Board. Compliance with these policies and guidelines is monitored through the regular reporting of treasury activities.

Interest rates

Interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. We currently have a net cash position with interest rates fixed for periods of less than twelve months. A degree of fixed rate cover appropriate to the Group's ongoing operations and capital structure will be reinstated should we have net borrowings.

The net cash position comprises principally sterling and US dollars.

Foreign currency transaction exposures

The foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising.

Foreign currency translation exposures

To the extent that Tomkins is funded by shareholders' equity, overseas investments are not hedged.

Operating statistics

	December 2002	December 2001 (Unaudited pro forma)
EBIT margin[1]:		
Industrial & Automotive	9.1%	8.2%
Air Systems Components	10.4%	10.7%
Engineered & Construction Products	9.7%	9.3%
EBITDA margin[1]:		
Industrial & Automotive	13.6%	12.7%
Air Systems Components	14.2%	14.0%
Engineered & Construction Products	12.6%	12.2%
Capital expenditure:depreciation		
Industrial & Automotive	1.4	1.1
Air Systems Components	0.7	1.0
Engineered & Construction Products	1.0	0.6
Return on invested capital[2]		
Industrial & Automotive	8.0%	6.2%
Air Systems Components	11.4%	10.2%
Engineered & Construction Products	14.7%	12.3%

[1] Before operating exceptional items and goodwill amortisation

[2] Return on invested capital is profit after tax, before interest, operating exceptional items, exceptional net gains on disposals and goodwill amortisation, as a percentage of the simple average invested capital. Invested capital comprises the accounting book value of capital employed and goodwill

Financial statistics

(excluding exceptional net gains on disposals and goodwill amortisation)	December 2002	December 2001 (Unaudited pro forma)
Interest cover (times)	115.8	n/a
Interest and preference dividend cover (times)	5.8	8.4
Effective tax rate (%)	19.1	30.9
Return on equity after tax (%)	6.5	6.1
Dividend cover (times)	1.6	1.5

Financial review
continued

"An accounting measure we monitor closely for all our businesses is the annualised return on invested capital compared with our weighted average cost of capital."

Should the Group have net borrowings these will be generally retained in the currencies in which the Group's assets are denominated, to hedge the foreign currency translation exposure arising from the Group's overseas investments. The Group currently has a net cash position.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings will be funded with cash flows generated by the corresponding foreign currency investments.

We do not hedge foreign currency profit and loss translation exposures and we are subject to the risk of currency fluctuation. We estimate a movement of 10 per cent in the £/$ exchange rate has an impact on reported operating profits of around 7 per cent. This risk may be mitigated to the extent that interest arises on foreign currency net borrowings.

Information on our use of derivatives and financial instruments is given in note 28 to the financial statements.

Liquidity

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

We operate in a wide range of markets and geographic locations and as a result the seasonality of our borrowing requirements is low. Our policy is to apply funds from one part of the Group to meet the obligations of another part wherever possible, to ensure maximum efficiency of the use of the Group's funds. No material restrictions apply which limit the application of this policy.

Pensions

Financial Reporting Standard No. 17 "Retirement benefits" ("FRS 17") requires the progressive introduction of additional disclosures relating to pension funds. The disclosure information required in the second year of the transitional period is included in note 26 to the financial statements. Under FRS 17, the asset values and the discount rates for the liabilities are based on the financial markets existing at our financial period end.

At 31 December 2002 there was a gross deficit of liabilities compared to assets in the defined benefit pension plans of £194.8 million (30 April 2002: £103.5 million). The increase in the deficit was due to the impact of the reduction in the equity markets and also a reduction in the long-term discount rate applied to pension liabilities.

The recognition of the related deferred tax asset reduces the net pension liability to £136.4 million (30 April 2002: £72.4 million) in line with the guidance given at the time of the October 2002 interim results announcement. Under FRS 17 this deficit would have to be included in the balance sheet.

All of our defined benefit schemes are closed to new entrants and our largest scheme has been so since 1990. We hold around 67 per cent of the investments in equities but this allocation is continually reviewed based on regular asset and liability studies.

The cash contributions to the scheme in 2003 we estimate will be £16 million, an increase of £4 million on calendar year 2002.

In 2002 we absorbed an increase in pension charge of around £7 million and expect to experience an increase in charge in 2003 of the order of £10 million, which we plan to offset by other cost reduction initiatives.

Overall funding is reasonable, pensions accounting is handled appropriately and prudently and the pensions and benefits obligations are carefully but actively managed. The liabilities of the scheme are more predictable than in many schemes as pensions in payment and deferred pensions are not affected by cost of living adjustments.

Going concern

The Directors are confident, on the basis of current financial projections and facilities available, that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Change of accounting reference date and introduction of quarterly reporting

We will be reporting quarterly with effect for the year ending 31 December 2003, commencing with the three-month period to 31 March 2003. From that period onward, the Group's results will be reported in sterling under UK Generally Accepted Accounting Principles and also in US dollars under US Generally Accepted Accounting Principles.

The effects of this and the change of the Company's accounting reference date on the Company's reporting and dividend payment schedule are as follows:

Reporting schedule
• Commencing with the results for the three-month period ending 31 March 2003, quarterly results will be announced within eight weeks of the end of the relevant period.
• Preliminary results for the year ending 31 December 2003 (and thereafter) will be announced by the end of the following February.

Dividend payment schedule
For the year ending 31 December 2003 (and thereafter) an interim dividend will be paid in November of that year and the final dividend will be paid in May of the following year, in line with market practice. The expected weighting will be 40 per cent for the interim dividend and 60 per cent for the final dividend, as is the case with the present dividend weighting.



Ken Lever
Finance Director

Automation advances at Albion
Engineered & Construction Products

Over the past three years Dexter Axle has invested over $2.5 million in converting its component machining operations to state-of-the-art, robotically loaded machining cells. The cells are now all operated under statistical process control plans. This automated process has improved product quality in all regards and substantially reduced scrap. In addition, the improved working environment has resulted in a 25% rise in employee productivity, a 50% fall in employee turnover and over two years without a lost time accident.





◄ OVER $2.5 MILLION HAS BEEN INVESTED IN ROBOTICALLY LOADED MACHINING CELLS

Lean benefits Tarboro
Air Systems Components

Tarboro began utilising lean manufacturing two years ago and the results have been hugely successful. Over a two-year period, inventory days dropped by 46% while productivity grew by over 20%. Lead-times required for parts to go through the plant have been halved and lead-times to customers reduced on over 35% of our product offerings. Finally, the reduction in manufacturing floor space has led to the transfer of an additional $16 million of sales to Tarboro.





◄ INVENTORY DAYS DROPPED 46% AND PRODUCTIVITY ROSE BY OVER 20% WITHIN TWO YEARS

Asian excellence
Industrial & Automotive

The Worldwide Power Transmission division finished construction of a new factory in Thailand. The facility is a joint venture with Nitta, our regional Japanese partner. Joint Gates/Nitta teams collaborated on building design, factory layouts, production processes, work methods, and advanced employee training. The completed design and work processes have created an advanced lean manufacturing environment resulting in minimal production and space wastage, just-in-time order fulfilment, maximised productivity, and overall reduced cost.





► THE NEW POWER TRANSMISSION FACTORY IN THAILAND WAS CONSTRUCTED IN 2002

Uniting for growth through
Manufact

Left to right: Mike Jones, Dexter Axle • Gary Henry, Air Systems Components • Marco Moran, The Gates Corporation



uring excellence③

"We seek to improve growth through the continual pursuit of manufacturing excellence and the sharing of best practice across all businesses."



Board of directors



1. David Newlands
Non-executive Chairman. Aged 56.

Appointed to the Board in August 1999 and became Chairman in June 2000. He is a non-executive director of several companies, including The Standard Life Assurance Company and The Weir Group PLC. He was formerly Finance Director of The General Electric Company, p.l.c. and non-executive Chairman of Britax International plc.

2. James Nicol
Chief Executive Officer. Aged 49.

Appointed to the Board in February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company. He joined Magna in 1987 as Vice-President, Special Projects, following a successful career as a commercial lawyer. He left in 1992 to set up TRIAM Automotive Inc. and returned to Magna as Vice-Chairman when Magna acquired TRIAM in 1998.

3. Ken Lever
Finance Director. Aged 49.

Appointed to the Board in November 1999. He is a non-executive director of Vega Group PLC. Ken is a Chartered Accountant and a member of the ICAEW Financial Reporting Committee. He has held executive directorships at Albright and Wilson plc, Alfred McAlpine PLC and Corton Beach plc and was a partner in Arthur Andersen.

4. Anthony Reading
Executive Director. Chairman Tomkins Corporation. Aged 59.

Appointed to the Board in December 1992. He joined the Group in 1990 from Pepe Group. He has many years of experience in manufacturing industries worldwide including roles as Divisional Group Chief Executive at BTR, Group Executive at Thomas Tilling and Managing Director at Donaldson Europe. He is resident in the USA.

5. Norman Broadhurst
Independent Non-executive Director. Aged 61.

Appointed to the Board in December 2000. He is currently Chairman of Chloride Group PLC and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc, Taylor Woodrow plc and United Utilities PLC. He was Group Finance Director of Railtrack PLC from 1994 to 2000.

6. Jack Keenan
Independent Non-executive Director. Aged 66.

Appointed to the Board in November 2001. He is presently a non-executive director of Marks and Spencer Group p.l.c. and The Body Shop International plc and is a patron of the advisory board of the Cambridge Centre for International Business and Management. Previously he was Deputy Chief Executive of Guinness United Distillers & Vintners Ltd and an executive director of Diageo plc until he retired in October 2001.

7. Ken Minton
Independent Non-executive Director. Aged 66.

Appointed to the Board in December 2000. He is a non-executive Director of Solvay SA. He spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. He has also held non-executive directorships at John Mowlem & Company PLC, SGB Group Plc and Arjo Wiggins Appleton PLC.

8. Sir Brian Pitman
Senior Independent Non-executive Director. Aged 71.

Appointed to the Board in June 2000. He is also a non-executive director of The Carphone Warehouse Group PLC and Carlton Communications Plc and is a senior advisor to Morgan Stanley. He retired in April 2001 from Lloyds TSB Group plc where he was Chief Executive for 13 years and Chairman for 4 years. He was also non-executive Chairman of NEXT Group plc from 1998 until May 2002.

9. Marshall Wallach
Non-executive Director. Aged 60.

Appointed to the Board in August 1999. He is an investment banker based in Denver, Colorado. He advises the Gates family on its interest in the Group's redeemable and perpetual preference shares.



Corporate social responsibility report

In recognising its wider corporate social responsibilities, the Board of Tomkins has, during the period, introduced a number of important changes to the way it identifies, assesses and manages those social, environmental and ethical matters that influence the success of the Group's businesses. Within the overall context of corporate social responsibility, Tomkins continues to promote its corporate values across the Group.

Health, safety and environment

Policy and objectives

All business groups are encouraged to set realistic health, safety and environment ("HSE") targets and objectives within their annual business plans in order to pursue a strategy based on continual performance improvement. The ongoing benefits that ensue are targeted to reduce business risks through improved supply chain management, stakeholder engagement and dialogue and sustainable raw material resourcing. This should help preserve the environment for future generations.

At the corporate level, the Board established a Health, Safety and Environment Committee during the period, comprising two non-executive Directors and the Chief Executive, which meets at least four times a year. The Committee has been given responsibility by the Board to determine on its behalf, the framework or broad policy and objectives in the areas of health, safety and the environment and propose any amendments to existing policies and objectives for approval by the Board. These policies and objectives are translated by management into specific action plans for each operational site. The progress made on such plans and the effectiveness of HSE policies in the Group are monitored by a team of specialists who carry out regular performance audits. The audit reports arising are provided to management who are responsible for correcting any deficiencies that come to light as a result of the audit. These reports are also provided to the HSE Committee which, coupled with site visits undertaken by the Committee to gain an understanding, at first hand, of HSE activities of business units and the issues facing them, equips them to maintain a strong and continuing overview of the way the Group's HSE policies and objectives are being implemented.

Performance and compliance

The Committee appraises management's performance in the areas of health, safety and environment and reviews reports produced by business units for compliance with all health, safety and environment local codes of practice, legislation and relevant industry practice. The Committee receives from HSE specialists within

Tomkins business groups, a monthly status report highlighting their current areas of HSE focus and improvement. These ensure the Committee is able to monitor fully and assess the HSE performance of each business unit. The Committee reports regularly to the Board on its activities, which assists the Board in making informed decisions about the business of the Group, particularly relating to any new investment in manufacturing facilities and the HSE implications. The Group operates a formal capital expenditure approval process that includes consideration of a range of factors, in addition to those of a financial nature, which the Board will take into account when reaching its decision. Such factors include business risk, environmental protection, health and safety, manufacturing and engineering, depending upon the circumstances of each individual case.

"The effectiveness of HSE policies in the Group is monitored by a team of specialists who carry out regular performance audits."

Corporate social responsibility report
continued

During the period, the Group's integrated HSE policy has met with widespread acceptance across the Tomkins Group and this has influenced the development, setting and monitoring of HSE key performance indicators ("KPIs") as important company operating measures. All Tomkins business groups have established a range of KPIs within their current business plans to monitor and assess HSE performance on an ongoing basis. The various KPIs relate to:

• incident/accident frequency and severity rates;

• raw material wastage and energy consumed per tonne of product produced; and

• compliance with Tomkins HSE policy and local environmental legislation.

The Committee monitors the results of the KPIs on a regular basis to ensure that HSE focus and continuous improvement in performance is being delivered by all business groups. Business risk assurance audits are conducted by Tomkins together with the site management teams to ensure that processes and controls are in place to maintain compliance with Group policy and the applicable local and national HSE legislation.

As a result of regular assessment of their KPIs, several site management teams have set specific project objectives to address known HSE issues and opportunities and the following examples illustrate recent projects that have been completed.

• At the Gates Fluid Power plant in Versailles, Missouri, a process has been developed that will eliminate hexavalent chrome from plated products. This initiative has resulted in Gates working ahead of global environmental legislation in the manufacture of their automotive component products and has anticipated new product specification requirements that are now being required by customers.

• Both Trico Products, Pontypool and Gates Power Transmission, Dumfries have been accredited with the health and safety industry standard, Occupational Health and Safety Assessment Series ("OHSAS") 18001. This standard has recently been created to allow companies to develop systematic controls relating to its health and safety risks and to seek external accreditation of the management system.

• Both Pegler, Doncaster and Schrader Electronics, Antrim have been accredited with the international standard ISO 14001 in environmental management and have now set a business objective to achieve the standard in occupational health and safety, OHSAS 18001, during 2003.

• Gates Power Transmission has completed an accident prevention project involving the training of employees in behavioural-based techniques. This Gates Corporation pilot project

has resulted in a marked reduction in activity-related accidents at the manufacturing plant at Monks Corner, South Carolina.

• The Gates Unitta Asia Company in Nara, Japan has completed a series of HSE projects that include eliminating the use of the solvent trichloroethylene in the manufacturing process, eliminating all production waste previously disposed to landfill and, through an employee participation project, achieving a zero accident rate during 2002. The plant also changed operational procedures and installed acoustic partitions to comply with night-time noise limits to the satisfaction of the local authority and the neighbouring residential community.

• Following an accident reduction programme, Gates Power Transmission has achieved a significant reduction in both the frequency and severity of on-site accidents. This has resulted in a reduction from a total of 70 to 7 man-days lost during 2002 within the manufacturing plant at Dumfries.

• Stant Manufacturing has successfully completed an employee "return-to-work" programme (where an employee who is prevented from returning to work on medical grounds, is assigned a job which takes account of that medical restriction), which has significantly reduced the accident severity rate at the Connersville facility.

Trends on accidents within Tomkins manufacturing plants and distribution facilities are measured using OSHA standards, since the majority of the Group's operations are based in North America. The number of reportable accidents, the frequency rate and the resulting lost days, and the severity rate are all tracked. In the eight-month period ended 31 December 2002, the frequency rate was 6.06 and the severity rate 35.09. In the previous reporting period, the year ended 30 April 2002, the frequency rate was 7.14 and the severity rate was 41.49. A declining trend is a key performance measure for each facility.

Acquisitions
The Company places a great deal of importance on HSE matters in its acquisition process. External environmental advisers are employed to review and assess any environmental risks to which the Company could become exposed if it proceeded with an acquisition. In addition, a review is made of an acquisition candidate's environmental management systems, relationships with regulatory officials and general level of respect and care shown for the environment. In the due diligence process, health and safety is also a key area for which a full review is undertaken including, among other things, the level of compliance with all applicable laws and regulations. Where necessary, an indemnity is sought from the vendor to cover any potential liabilities, but it is possible that a potential acquisition would be rejected if the HSE risks

were considered to be too high. The Company may require a vendor to undertake health, safety or environmental improvements before it will conclude a transaction.

Code of conduct and ethics

During the period, a new Code of Conduct and Ethics has been drawn up, which sets out a series of policies and principles of conduct to be followed in all Group companies. Employees are expected to conduct company business with integrity and in compliance with the law of the countries in which the company operates. The Code covers a number of important areas including competing fairly and complying with anti-trust and competition laws, employee health and safety laws and environmental laws. It also reaffirms the Group's commitment to fair treatment of all employees, ethical and lawful behaviour and sets out some general principles, which are important in dealing with suppliers and customers, and with governments and government agencies. The Code emphasises the importance of employees protecting the Group's intellectual property. The full Code can be viewed on the Company's website (www.tomkins.co.uk) or a printed copy is available from the Company Secretary at the Company's registered office.

Human rights

During the period, a series of human rights principles has been established, which will be applied across the Group. The principles cover anti-discrimination, employee rights (in the areas of health and safety, wages and working hours), prohibition of child labour, and social responsibility (covering environmental impact and community relations). Tomkins expects employees to maintain the highest standards in conformity with the principles. A copy of the full text of the Human Rights Principles can be found on the Company's website (www.tomkins.co.uk).

Charitable giving and community affairs

Tomkins and its subsidiary companies have well-defined guidelines on the nature of organisations they will support. In the main, these are registered charities relevant to the locations in which Tomkins companies operate. They are wide ranging and cover health and welfare, education, civic and community projects, culture and the arts. The Group prefers to spread its charitable giving over many smaller, local charities that usually do not have the organisation, structure or resources to compete with the marketing skills of the larger, high profile charitable bodies. Each year donations are made to hundreds of charities. Tomkins and its subsidiaries make further donations through advertising, sponsorship, products for prizes and volunteers or other in-kind support.

Through deductions from their pay, many employees in the United States make regular contributions to United Way, an external charitable organisation that distributes funds to charities. Tomkins companies also make donations to United Way.

In addition to their charitable giving activities, Tomkins businesses also run a whole range of initiatives for the benefit of local communities. These include allowing employees time off to participate in community activities and other charitable support. With the co-operation of certain US Group companies, some local charities will designate a "casual day for a cause", whereby companies allow their employees to dress casually for a good cause, to enable funds to be raised for charity. Examples of organisations to which help was provided during the year include United Rehabilitation Services, a charity whose mission is to advance the quality of life for all citizens by providing services such as attendant care, occupational and physical therapies and speech – language therapy for individuals with cerebral palsy and "March of Dimes" (an organisation that helps prevent birth defects and infant mortality).

Total charitable donations during the period are shown in the Directors' report on page 33.

It is the practice of Tomkins not to make political donations either in the form of cash donations or other in-kind benefits and consequently the Company has not sought shareholder approval to make such donations.

Directors' report

The Directors present their report and the financial statements for the eight months ended 31 December 2002.

Principal activities

Tomkins is a world-class global engineering and manufacturing group with market and technical leadership across its three businesses: Industrial & Automotive, Air Systems Components, and Engineered & Construction Products. The principal subsidiary and associated undertakings and their activities are listed in note 31 to the financial statements.

Results

The audited financial statements for the eight months ended 31 December 2002 are set out on pages 46 to 76. Profit attributable to shareholders is £117.8 million (year ended 30 April 2002 – £187.5 million).

A review of the businesses, activities and future developments of the Company and its subsidiaries is given on pages 2 to 25 and should be read as part of this report.

Ordinary dividends

The Directors have declared a second interim ordinary dividend of 3.4 pence per share, to be paid on 7 April 2003 to ordinary shareholders on the register on 14 March 2003. Together with the first interim ordinary dividend of 4.6 pence per share to be paid on 7 April 2003, this makes a total dividend for the eight-month period of 8.0 pence (year ended 30 April 2002 – 12.0 pence).

The second interim ordinary dividend does not require shareholder approval and therefore no resolution for such is included in the Notice of Meeting.

Acquisitions and disposals

Details of the acquisitions and disposals made during the period are included in note 29 to the financial statements.

Resolutions at the Annual General Meeting

Resolution number 8 renews the Directors' authority to issue relevant securities up to an amount not exceeding £12,882,888, representing 257,657,760 ordinary shares of 5 pence each, being 33⅓ per cent of the issued ordinary share capital as at 31 December 2002, until the next Annual General Meeting. There are at present no plans to exercise this authority, except in relation to share options and other similar categories of allotment.

Resolution number 9 renews the Directors' authority to allot shares for cash without first offering them to existing shareholders on a pro rata basis until the next Annual General Meeting. The authority sought is limited to the issue of up to £1,932,433, representing 38,648,660 ordinary shares of 5 pence each, being 5 per cent of the issued ordinary share capital as at 31 December 2002. Your Board confirms its intention, in line with the guidelines issued by representatives of institutional investors and the London Stock Exchange, that not more than 7.5 per cent of the issued ordinary share capital will be allotted for cash on a non pre-emptive basis during any three-year period.

Resolution number 10 seeks authority for the Company to make market purchases of its own shares for cancellation up to a maximum of 14.99 per cent of the issued ordinary share capital. Your Board may make purchases of the Company's shares if it considers such purchases will result in an increase in earnings per share and are considered to be in the best interests of shareholders generally.

At the Annual General Meeting on 7 September 2001, the Company was authorised to make market purchases of up to 116,369,284 ordinary shares of 5 pence each and this authority was superseded by that of the Annual General Meeting on 6 September 2002, whereby the Company was authorised to make market purchases of up to 115,677,613 ordinary shares of 5 pence each. In the eight months ended 31 December 2002, no ordinary shares of 5 pence each had been purchased by the Company in the market.

Directors

A list of the Directors of the Company at the period end appears below. They were all Directors throughout the period. David Snowdon stood down from the Board and Richard Marchant retired on 30 June 2002 and 31 July 2002 respectively. In accordance with the Articles of Association, Norman Broadhurst, Ken Minton and Marshall Wallach retire by rotation and, being eligible, offer themselves for re-appointment.

Directors' interests

The interests of the Directors in the share capital of the Company, as shown by the register maintained pursuant to the Companies Act 1985, are shown in the

Directors' interests	31 December 2002 No. of shares		30 April 2002 No. of shares	
5p ordinary shares	Beneficial	Non-beneficial	Beneficial	Non-beneficial
Executive Directors:				
K Lever	201,809	–	201,809	–
J Nicol	1,015,230[1]	–	1,015,230[1]	–
A J Reading	492,966	–	464,484	–
Non-executive Directors:				
N N Broadhurst	8,000	–	6,000	–
J M J Keenan	7,000	–	5,000	–
K J Minton	104,000	–	102,000	–
D B Newlands	292,515	20,000	290,515	20,000
Sir Brian Pitman	9,717	–	7,717	–
M F Wallach	113,000[3]	–	111,000[2]	–
M F Wallach				
$50 CC preference shares[4]	240,244	112,537	240,244	112,537
$50 RCC preference shares[5]	216,664	289,978	216,664	289,978

(1) Held as 26,000 ADRs and 911,230 ordinary shares.
(2) Held as 27,000 ADRs and 3,000 ordinary shares.
(3) Held as 27,000 ADRs and 5,000 ordinary shares.
(4) Convertible Cumulative preference shares.
(5) Redeemable Convertible Cumulative preference shares.

table on page 32. No Director had any beneficial interest in the shares or loan stock of any other Group undertaking. The executive Directors, as potential beneficiaries, are technically deemed to have an interest in all ordinary shares held by or in which the trustees of the Tomkins Employee Share Trust (the "Trust") are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual Director under the terms of The Tomkins Restricted Share Plan, The Tomkins Share Matching Scheme and The Tomkins Long Term Loyalty Plan.

During the period from 1 January 2003 to 4 March 2003, Ken Lever purchased 32,435 shares in the market at a price of 183.50 pence per share.

For details of the Directors' options to purchase ordinary shares, please refer to the Remuneration Committee report on pages 37 to 43.

Research and development
Applied research and development work continues to be directed towards the introduction of new and improved products and the application of technology to reduce unit and operating costs and to improve services to customers.

Employment policies
Each company in the Group is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and determine ways in which their knowledge and skills can best contribute towards its success. Schemes are introduced to ensure that loyalty and performance are properly rewarded. The Tomkins Savings Related Share Option Scheme No. 2 ("SAYE 2"), which provides an opportunity to purchase shares in Tomkins, is open to all eligible employees as and when invitations to participate are issued.

Employee involvement and communication programmes continue to be developed, designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each company in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

Supplier payment policy
Tomkins requires its operating companies to determine terms and conditions of payment for the supply of capital and revenue items just as keenly as they negotiate prices and other commercial matters. Suppliers are made clearly aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days credit taken by the Company for trade purchases at 31 December 2002 was 23 days (year ended 30 April 2002 – 19 days). The number of days credit taken by group companies for trade purchases at 31 December 2002 ranges from 13 days to 142 days (year ended 30 April 2002 – 13 days to 126 days).

The average number of days taken was 44 days (year ended 30 April 2002 – 51 days).

Pensions
The Group operates retirement plans covering most employees. A proportion are defined benefit plans funded by contributions from both employer and employee, at rates determined by independent actuaries in the light of regular valuations. Except where legislation makes pre-funding financially inappropriate, the remainder are money purchase plans funded by contributions from employer and employee.

The funds are held independently of the Group's finances and administered by trustees. In the United Kingdom, Tomkins requests that trustees prohibit fund managers from investing directly in the Company.

Charitable and political donations
Total charitable donations in the period were £377,235 (year ended 30 April 2002 – £666,834) of which the United Kingdom accounted for £52,876 (year ended 30 April 2002 – £72,662); in the United States they totalled £272,728 (year ended 30 April 2002 – £522,004), of which £103,266 (year ended 30 April 2002 – £249,831) came from a Tomkins funded charitable trust, and in the remaining overseas companies they totalled £51,631 (year ended 30 April 2002 – £72,168).

No political donations were made during the period (year ended 30 April 2002 – £nil).

Substantial shareholdings
Material interests notified to the Company representing 3 per cent or more of the issued ordinary share capital at 4 March 2003 are set out in the table below.

Substantial shareholdings at 4 March 2003	No. of shares	%
Legal & General Investment Management Limited	23,379,226	3.02
Sprucegrove Investment Management Limited	32,121,856	4.16
Wellington Management Company, LLP	39,888,871	5.16

Interests notified in the CC and the RCC preference shares (including interests held in the capacity of joint trustee) were as below.

Substantial shareholdings at 4 March 2003	CC preference		RCC preference	
	No. of shares	%	No. of shares	%
L G Atherton	8,669,956	82.51	10,434,916	83.89
C G Cannon	8,669,956	82.51	10,434,916	83.89
C C Gates	8,782,493	83.58	10,724,894	86.22
V Gates	7,597,989	72.31	9,267,418	74.51
B G Hopper	8,951,085	85.19	10,574,280	85.01
J A Woodruff III	8,645,658	82.28	10,545,275	84.78
H G Woodruff	8,645,658	82.28	10,545,275	84.78
T S Woodruff	8,645,658	82.28	10,545,275	84.78

Independent auditors
A resolution will be proposed at the Annual General Meeting to re-appoint Deloitte & Touche as independent auditors to the Company.

Approved by the Board on 4 March 2003 and signed on its behalf by

N C Porter
Secretary

Internal control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. To fulfil this responsibility the Directors have established a planning, control and performance management framework within which each of the Group's businesses operate. Within this framework, the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging their overall responsibility for the system of internal control, the Directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

During the period under review, the Directors were not aware of any control breakdowns, which resulted in a material loss.

The planning, control and performance management framework includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and has been in place throughout the period and up to the approval date of the financial statements. Each business identifies and assesses the key business risks affecting the achievement of its objectives. Business unit management also identifies the risk management processes used to mitigate the key risks to an acceptable level and, where appropriate, additional actions required to manage further and mitigate them. The risk summaries developed out of this process are updated at least annually. In addition, Corporate Centre management considers those risks to the Group's strategic objectives that may not be identified and managed at the business level.

In connection with quarterly business reviews, relevant executives discuss risk management activities with Corporate Centre management. The key risks and mitigation strategies are also discussed at least annually with the Audit Committee as well as the full Board.

The risk management framework described above is applied to major initiatives such as acquisitions as well as operational risks within the business including environmental, health and safety risks.

The other key elements of the framework, which constitutes the control environment, include:

Business strategy reviews – each business is required to prepare a strategic position assessment taking into account the current and likely future market environment and competitive position of the business, with specific consideration given to strategic risk. The Corporate Centre management reviews the strategy with each business and the Board is presented with a summary of the plans.

Business reviews – on a quarterly basis, Corporate Centre management performs extensive reviews with each business. These reviews consider current financial results, projections and forecasts, and address the progress of key strategic and operating initiatives, the risks affecting their achievement and the actions being taken by business unit management to manage the risks and achieve their objectives.

Budget and financial plans – each business prepares budgets and financial plans in accordance with a defined format, which includes consideration of risks. To the extent risks are both reasonably estimable and likely to occur, they are reflected specifically in the respective business' budget. Management at the Corporate Centre reviews the budgets and financial plans with the business units and a summary is presented to the Board for approval.

Capital expenditure authorisation approval – all significant capital expenditure is subject to a formal capital expenditure authorisation process, which takes into account, inter alia, operational, financial and technical risks.

Reporting and analysis – all businesses are required to report monthly to the Corporate Centre on financial performance compared to budget and to explain significant variances from plan and changes in the business environment.

Forecasts – monthly each business is required to reassess its forecast for the current and following financial year. These forecasts are subject to reviews on a quarterly basis.

Financial strategy – the financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity. There is a comprehensive global insurance programme in place using the external insurance market and some limited involvement of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures. The Board oversees the financial strategy as well as the tax strategy and considers the associated risks and risk management techniques being used by the Group. The Group Tax function manages tax compliance and tax risks associated with the Group's activities.

Reporting certifications – in connection with the preparation of the annual and quarterly financial statements, senior business general management and financial management sign a certificate which includes a declaration regarding the existence of internal controls, the proper recording of transactions and the identification and evaluation of significant business risks.

The Group established an internal audit function in 2001 via a co-sourcing arrangement. The Vice President – Business Risk Assurance directs the activities of the internal auditors on a day-to-day basis and reports direct to the Audit Committee of the Board at least four times a year. As part of their financial audit responsibilities, the external auditors also provide reports to the Audit Committee on the operation of internal controls affecting key financial processes. The Directors confirm that the effectiveness of the system of internal control for the eight months ended 31 December 2002 has been reviewed in line with the criteria set out in the Combined Code "Internal Control" guidance for Directors, issued in September 1999.

Corporate governance

The Board promotes the highest standards of corporate governance within the Company through its support and application of the Principles of Good Governance set out in Section 1 of the Combined Code. A summary of the Company's system of applying the principles and the manner in which the provisions in Section 1 have been complied with are set out in this report to shareholders. Section 1 of the Combined Code establishes 14 Principles of Good Governance, which are split into four areas:

1. The Board

The Company is controlled through the Board of Directors, which comprises a non-executive Chairman, five non-executive Directors and three executive Directors who together, with their different ages, financial, commercial and technical expertise and cultures, bring with them a wide range of experience to the Company. The Board considers all of the non-executive Directors, with the exception of Marshall Wallach, to be independent as they are independent of the Company's executive management and free from any business or other relationship that could materially interfere with the exercise of their independent judgment. Marshall Wallach is deemed not to be independent as a result of his advisory capacity to the Gates family, who are substantial preference shareholders in the Company. Non-executive directors are normally appointed for a period of two years, which is renewable by agreement with the Board. There is a clear division of responsibility between the Chairman and the Chief Executive with no single individual having unfettered powers of decision. The Chairman is responsible for running the Board and ensures that all Directors receive sufficient relevant information on financial, business and corporate matters to enable them to participate effectively in Board decisions. In advance of each meeting, the Board is provided with comprehensive briefing papers on items under consideration. The Chief Executive's primary role is the running of the Company's businesses and the development and implementation of strategy. The Combined Code recommends the appointment of a senior independent non-executive Director and Sir Brian Pitman has served in that capacity during the period.

The Board meets not less than five times a year, and will hold additional meetings when circumstances require. During the eight-month period to 31 December 2002, the Board met on four occasions. Between meetings, the Chairman and Chief Executive update the non-executive Directors on current matters and there is frequent contact to progress the affairs of the Company. Broadly, attendance at Board and Committee meetings was over 92 per cent during the period. The non-executive Directors have the opportunity to meet with the Chairman and Chief Executive periodically to consider and discuss a wide range of matters affecting the Company, its business, strategy and other matters.

Directors receive a range of information about the Company upon appointment and where appropriate, any training that is necessary for them to carry out their duties effectively. An induction programme is available which aims to provide an understanding of the Company, its strategy, structure, geographical spread of operations, financial position, the markets in which it operates, its products and technologies, its people and a Director's legal responsibilities. The Directors have access to the advice and services of the Company Secretary whose removal may only be effected with the approval of the Board. There is an approved procedure by which all Directors can obtain independent professional advice at the Company's expense in furtherance of their duties, if required; this procedure is reviewed periodically.

The Board, which has reserved certain specific matters to itself for decision, is responsible for approving overall Group strategy and financial policy, acquisition and divestment policy and approval of major capital expenditure projects, and it reviews the financial performance and strategic direction of the operating businesses. It also appoints and removes members of the Board, and reviews recommendations of the Remuneration Committee and the appointment of auditors.

Board performance evaluation

A process for evaluating the effectiveness of the Board has been introduced, which will, in future, take place annually. The evaluation process concentrates on six key elements comprising the optimum mix of skills and knowledge amongst the Directors, clarity of goals and processes, tailoring the evaluation to the specific circumstances of Tomkins, the culture of frankness that encourages constructive evaluation, regular reviews of assessment criteria and full disclosure of procedures and criteria to the Board. The results of the first evaluation are currently being reviewed.

Board Committees

The Board has established a number of committees with defined terms of reference, which are reviewed periodically, and receives reports of their proceedings. During the period, a review of the terms of reference was undertaken and changes made. The Board is satisfied that its Committees have written terms of reference which conform to best corporate governance practice. The Board appoints the chairmen and members of Committees.

The principal Committees, their membership and a brief description of their terms of reference are as follows:

Audit Committee

N N Broadhurst (Chairman), K J Minton, J M J Keenan

The Audit Committee, which meets at least four times a year and on other occasions when circumstances require, comprises independent non-executive Directors and reviews the Company's financial statements and reports before they are submitted to the Board for approval. It reviews the Company's financial and corporate controls, accounting policies, internal audit and business risk assurance activities and it monitors compliance with statutory requirements for financial reporting. It also keeps under review the effectiveness of the Group's internal control systems (including financial, operational and compliance controls and risk management procedures). It considers reports from the external auditors, internal auditors, business risk assurance executive and from management and reports and makes recommendations to the Board. In addition, the Audit Committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the Group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

All non-statutory audit, non-assurance or non-tax compliance services provided by the external auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any projects above specified limits. The Committee met twice in the eight-month period to 31 December 2002. The Company's internal and external auditors attend meetings and have the opportunity to raise matters or concerns in the absence of executive Directors and other senior executives.

Remuneration Committee

K J Minton (Chairman), N N Broadhurst, J M J Keenan

The Remuneration Committee, which meets at least twice a year and on other occasions when circumstances require, comprises independent non-executive Directors and has responsibility for determining Company policy on executive remuneration for approval by the Board. It also determines specific remuneration packages and compensation packages on employment or early termination of office for each of the executive Directors of the Company. The Committee takes independent advice from consultants as and when required. All decisions of the Remuneration Committee in respect of remuneration packages of executive Directors are referred to the Board. No executive Director takes part in any discussion or decision concerning his own remuneration. The Remuneration Committee also monitors the compensation packages of other senior executives in the Group below Board level. The annual report of the Remuneration Committee can be found on page 37.

Nomination Committee

D B Newlands (Chairman), N N Broadhurst, J M J Keenan, K J Minton, Sir Brian Pitman, M F Wallach

The Nomination Committee makes recommendations to the Board on all proposed appointments of Directors through a formal and transparent procedure. The Committee meets as and when required. In accordance with the Company's Articles of Association, Directors are subject to re-appointment at the Annual General Meeting immediately following the date of their appointment, and thereafter they have to seek re-appointment no more than three years from the date they were last re-appointed. The Committee recommends to the Board the names of the Directors who are to seek re-appointment at the Annual General Meeting.

Corporate governance
continued

Health, Safety and Environment Committee
K J Minton (Chairman), J Nicol, M F Wallach

The Health, Safety and Environment Committee was formed during the period and meets at least four times a year. The Committee is chaired by an independent non-executive Director and its membership also includes the Chief Executive. Its principal role is to determine on behalf of the Board the framework or broad policy and objectives in the areas of health, safety and the environment ("HSE") and propose any amendments to existing policies for approval by the Board. It also reviews management's performance in the achievement of HSE objectives and reviews HSE reports produced by business units for compliance with all health, safety and environmental local codes of practice, legislation and relevant industry practice. More details of the work of the Health, Safety and Environment Committee can be found in the Corporate social responsibility report on page 29.

General Purposes Committee
J Nicol (Chairman), K Lever, A J Reading, E H Lewzey, J E Middleton, N C Porter, K A Sullivan, M T Swain, N P Wilkinson

The General Purposes Committee was formed during the period and meets as and when required. It comprises executive Directors and senior executives and the quorum requires the presence of at least one executive Director. The Committee principally deals with day-to-day matters of a routine nature and matters delegated to it by the Board.

The Company Secretary is Secretary to all Board Committees.

2. Directors' remuneration
In accordance with the requirements of the Combined Code, the Board has approved the terms of reference of the Remuneration Committee, as with all Board Committees. The Remuneration Committee report to shareholders on page 37 sets out the Company's remuneration policy, procedures and the remuneration of individual Directors.

3. Relations with shareholders
The Company places a high importance on maintaining good relationships and communications with both institutional and private investors and ensures that shareholders are kept informed of significant Company developments. The announcement of interim and final results provide opportunities for the Company to answer questions from institutional shareholders covering a wide range of topics. With effect from 1 January 2003, the Company will report results quarterly in both UK and US GAAP. In addition, there is a regular dialogue with institutional shareholders to ensure mutual understanding of objectives. The Chief Executive participates in industry conferences organised by investment banks, which are attended by existing and potential shareholders and holds regular meetings with analysts and institutional shareholders. The Chairman also maintains regular contact with a number of the Company's major shareholders. The Company exercises care to ensure that all price-sensitive information is released to all shareholders at the same time, as required by the Listing Rules of the Financial Services Authority.

The Company's website www.tomkins.co.uk provides shareholders and potential investors with information about the Company including annual and interim reports, trading updates, recent announcements, investor presentations and share price information. Shareholders are able to put questions to the Company via its website.

The Company aims to deal expeditiously with all enquiries from individual shareholders on a wide range of matters. Individual shareholders also have the opportunity of attending the Annual General Meeting to put questions to the Chairman and chairmen of Board committees. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands. In the event of a poll being called, the result is published as soon as possible after the conclusion of the Annual General Meeting. Directors also meet informally with shareholders before and after the meeting. The Company keeps under review ways in which it can communicate more effectively with its shareholders throughout the year, as well as at the Annual General Meeting.

It has been the Company's practice to send the Notice of the Annual General Meeting and related papers to shareholders at least 20 working days before the meeting and to propose separate resolutions on each substantially separate issue.

4. Accountability and audit
Financial Reporting
The Board, through the Operating review and Financial review, seeks to provide a detailed review of each business. In conjunction with the Chairman's statement, the Chief Executive's statement, the Financial review and the Directors' report, the Board seeks to present a balanced and understandable assessment of the Company's position and prospects.

Internal control
Further information on the internal control environment within which Tomkins operates may be found in the Directors' statement on internal control on page 34.

Going concern
The Directors' statement in relation to the Company and Group functioning on a going concern basis, appears in the Financial review on page 23.

Higgs Report
The "Review of the role and effectiveness of non-executive directors" by Derek Higgs was published on 20 January 2003. The review set out a number of recommendations relating to the Board, the Chairman, the role of the non-executive Director, Audit and Remuneration Committees. The Board of Tomkins notes that the Higgs review has recommended that any resulting changes to the Combined Code be introduced for reporting years starting on or after 1 July 2003. The Board will, in due course, give full consideration to the recommendations of the Higgs review.

Smith Report on Audit Committees
On 20 January 2003, the group established by the Financial Reporting Council ("FRC") and chaired by Sir Robert Smith published its report on the role and responsibilities of audit committees and recommendations on the development of the existing Combined Code guidance. The Board of Tomkins notes that, following a period of consultation, the FRC intends to issue a definitive version of the Combined Code to come into effect on 1 July 2003. The Board will, in due course, give full consideration to the revised Combined Code.

Sarbanes-Oxley Act
At the time that this report on Corporate Governance was approved by the Board, a review was in progress to determine what was required of the Company in order to comply with the provisions of the Sarbanes-Oxley Act insofar as it affected foreign registered companies, such as Tomkins.

Compliance Statement
The Listing Rules of the United Kingdom Listing Authority require the Board to report on compliance with the provisions contained in Section 1 of the Combined Code throughout the accounting period. Throughout the period to 31 December 2002, the Company has been in compliance with the provisions set out in Section 1 of the Combined Code.

Remuneration Committee report

1. Introduction

This report to shareholders sets out the membership of the Remuneration Committee and the names of the advisers who provided services to the Committee during the eight-month period to 31 December 2002. The policies that have been followed by the Remuneration Committee during the period in determining the elements of executive remuneration have also been set out, together with the policies and principles to be followed by the Committee over the next two years.

This report has been prepared in accordance with Schedule 7A of the Companies Act 1985, which introduces new statutory requirements for the disclosure of Directors' remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors' remuneration. Schedule 7A requires the auditors to report to the Company's members on the auditable part of the Remuneration Committee report and to state whether in their opinion, that part of the report has been properly prepared in accordance with the Companies Act 1985.

During the period, the Board modified the terms of reference for the Remuneration Committee to reflect current best practice. The principal responsibility of the Committee is to determine the framework or broad policy for the Company's executive remuneration and the remuneration of the Chairman of the Board, for approval by the Board. The remuneration of non-executive Directors is a matter for the Board itself.

Details of the emoluments, bonuses, benefits-in-kind, incentive arrangements (including share options and other long term incentives), pensions and service contracts applicable to each Director who served during the period are given in this report.

The report will be put to the vote of shareholders at the forthcoming Annual General Meeting.

2. Membership of the Remuneration Committee and Advisers (Unaudited information)

The Remuneration Committee is made up exclusively of non-executive Directors who are each considered by the Board to be independent and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. Members of the Committee who served throughout the period were:

K J Minton (Chairman)
N N Broadhurst
J M J Keenan

There were no changes to the membership of the Committee during the period.

The Committee consults with the Chairman of the Board and Chief Executive Officer concerning matters of executive remuneration. The Committee also received advice from external advisers who were appointed by the Company, namely Mercer Human Resource Consulting relating to a review of executive Directors' remuneration and from PA Consulting concerning the establishment of a new executive bonus scheme. Mercer Human Resource Consulting also provided professional services in the area of pension scheme advice, but PA Consulting provided no other professional services to the Tomkins Group during the period.

3. Statement of Company's policy on Directors' remuneration (Unaudited information)

Current policies
The policies operated by the Company for the period are set out below:

Executive remuneration
The Company's policy on executive remuneration during the period has been that the Remuneration Committee and Board should satisfy itself that executives, including executive Directors, are fairly rewarded for their individual contributions to the Group's performance. The Remuneration Committee has sought to ensure that executive Directors receive a level of remuneration that is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre.

The only pensionable element of executive Directors' remuneration is basic salary. This policy applies whether or not an executive Director is a member of the Tomkins Retirement Benefits Plan or has a personal pension arrangement.

Service contracts
The Company's policy on Directors' service contracts is that service contracts and letters of appointment for executive Directors normally provide for notice periods of no longer than twelve months. On appointment, a longer notice period may apply, but this will reduce over time to the normal twelve months' notice period. Notwithstanding the provisions in an executive Director's service contract or letter of appointment concerning termination payments, the Company will seek to reduce any compensation that may be payable to reflect the departing Director's obligations to mitigate loss.

External appointments
The Company's policy on external appointments is that with the approval of the Chairman of the Board, executive Directors are permitted to hold appointments outside the Company. Any fees payable in connection with such appointments are retained by Directors unless otherwise agreed.

Options – Performance conditions and phasing
The Company's policy on performance conditions and phasing is to align the interests of scheme participants with those of shareholders by setting appropriate performance conditions at levels that encourage and stretch management to maximise value creation. In addition, performance conditions are selected that take account of current industry practice. Performance conditions, where applicable, for each of the schemes operated by the Company are given below. The Company has operated a policy of phasing the grant of options and recognises that in exceptional cases, it may be necessary to increase initial grants to attract and retain senior executives and employees with specialist skills.

Other than options granted under the employees' savings related share option scheme, no options are granted at a discount to the market price.

No amount is payable by the employee on the grant of an option.

Long term incentives
The Company has operated a number of share-based incentive schemes in the past but following the review of executive remuneration, the Remuneration Committee and Board expect the number of plans and schemes to reduce over time as they lapse and are not renewed or replaced. This affects The Tomkins Restricted Share Plan ("RSP") and The Tomkins Long Term Loyalty Plan. Existing obligations in respect of those schemes will be honoured but no new commitments will be entered into. No further awards will be made under the Group's share-based incentive plans, other than The Tomkins Share Matching Scheme, which in due course will also phase out, as awards cease to vest under the RSP.

Remuneration Committee report
continued

New policies

Annual remuneration for executives

During the period, the Remuneration Committee has undertaken, with the assistance of PA Consulting, a review of executive remuneration in the Group. The Board recognises that one of its key objectives is to grow the value of the business for the benefit of shareholders and that such growth is strongly related to the degree of entrepreneurial spirit in the Group. In order to create the necessary entrepreneurial impetus within an organisation, compensation arrangements (amongst other things) are required which are similar to those that an owner of a business would seek. This has led to a change in remuneration policy that will provide levels of total remuneration that attract, retain and motivate executives, to be provided through a combination of base salaries at median level or below and annual bonuses that have a direct and proportionate link to total value created. This will provide the incentive for executives to act like owners of the business. The Remuneration Committee and the Board believe that this will more closely align the interests of shareholders and management whereby executives only receive substantial rewards when they have created substantial value in the business.

Over time and subject to the achievement of value-creating performance targets, the new policy is likely to lead to a realignment of the component parts of total executive remuneration, so that a greater part of the total package received by executives will be made up of incentive pay with the remainder coming from base salaries at the median level or below. Taking performance targets relating to the Company's executive share option schemes and the new incentive pay arrangements, a substantial proportion of total remuneration in the current and future years will be directly related to actual measurable performance ("Bonusable Profit"). Bonusable Profit is based upon post-tax operating profit, less a charge for invested capital used in the business. Managers will receive a fixed percentage of the profit they create and so, if profits increase bonuses will increase and conversely, if profits decrease so too will bonuses.

Under the new scheme, bonuses will be paid partly in cash and partly in shares already in issue (which will be purchased in the market). This is intended to increase share ownership and as part of the new incentive arrangements, participants in the new scheme will be required to hold Tomkins shares equal in value to the average over three years of total annual remuneration after tax.

Other than the policy relating to executive remuneration, current policies will continue.

4. Performance graph (Unaudited information)

The graph set out below plots Total Shareholder Return on a holding in the Company's shares for each of the past five years ended 31st December, measured against the performance of the FTSE Engineering and Machinery Index. This index was chosen because its major constituents are, like Tomkins, moderately diversified engineering groups with a significant manufacturing presence outside of the home UK market.

Total Shareholder Return (Dec 1997 to Dec 2002)



■ Tomkins
■ FTSE Eng. & Machinery (TRI)

5. Elements of remuneration (Audited information)

a. Basic salary, fees, bonuses and benefits in kind for the eight-month period ended 31 December 2002:

Directors' emoluments	Basic salary/fees £000	Bonus[1] £000	Benefits in kind[2] £000	**Eight months to 31 December 2002 £000**	Year ended 30 April 2002 £000
Chairman					
D B Newlands[3]	105	–	–	**105**	312
Executive Directors					
J Nicol[4]	500	500	467	**1,467**	*351
K Lever[4]	232	116	20	**368**	443
R N Marchant (to 31 July 2002)[5]	37	48	6	**91**	243
A J Reading[5] [6] [7]	313	141	11	**465**	634
D J Snowdon (to 30 June 2002)[5] [8]	515	–	8	**523**	542
Non-executive Directors					
N N Broadhurst[3]	28	–	–	**28**	38
J M J Keenan[3]	26	–	–	**26**	**16
K J Minton[3]	29	–	–	**29**	38
Sir Brian Pitman[3]	25	–	–	**25**	34
M F Wallach[3]	25	–	–	**25**	32
	1,835	805	512	**3,152**	2,683

Total emoluments (excluding pension contributions)

* From 18 February 2002

**From 1 November 2001

1 Bonus payments are calculated by reference to the achievement of three individually graduated performance measurements against the Group's budget. They are: operating profit; return on invested capital after tax; and net cash flow after tax and financing. The respective weighting of each performance measurement is 40 per cent, 20 per cent and 40 per cent. In the period to 31 December 2002 all three measurements either reached or were in the region of their maximum threshold. The bonus paid to Richard Marchant during the period was a special bonus paid on his retirement to reflect his long service.

2 Benefits in kind include company car and related costs, medical cover and life assurance.

Benefits in kind for James Nicol for the period 1 May 2002 to 31 December 2002 included the following elements:

(a) a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years commencing 18 February 2002, such payments to cease on termination of employment, if sooner;

(b) a cash payment under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,228 shares of Tomkins plc (see page 42).

In the case of Richard Marchant, benefits in kind included the use of a Company flat up to the date of his retirement, following which it was sold by the Company at a profit. On 26 April 2002, the Company entered into a short-term lease on a property that will be occupied by James Nicol and his family from 1 June 2002 to 30 June 2004. James Nicol has provided an indemnity to ensure that the Company's commitment as to the cost of such property is limited to that provided in his service contract.

No Director has received an expense allowance from the Company.

3 Non-executive Directors are paid a basic fee at the rate of £30,000 per annum, plus 2,000 Tomkins shares. On 31 July 2002, 2,000 shares were purchased for each of them and the cost of these shares forms part of their remuneration. In addition, the Chairmen of the Audit Committee, Remuneration Committee and the Health, Safety and Environment Committee are each paid an additional £5,000 per annum. As a member of the Health, Safety and Environment Committee, Marshall Wallach is paid an additional £2,500 per annum. As a member of the Remuneration and Audit Committees, Jack Keenan is paid an additional £2,000 per annum in total.

4 James Nicol and Ken Lever are not entitled to any retirement benefits defined in terms of final or average salary but in addition to the figures above, they receive a payment at an annual rate of 37.5 per cent of their basic salary, which for the period ending 31 December 2002 amounted to £188,000 (year ended 30 April 2002 – £57,000) and £88,000 (year ended 30 April 2002 – £115,000) respectively, to enable them to make contributions to retirement benefits schemes of their choice on behalf of themselves and their dependants. All payments made by Tomkins plc were for the period ending 31 December 2002.

5 In addition to the amounts in the table above, in respect of the long-term incentive compensation during the period to 31 December 2002, Richard Marchant received the sum of £123,000 (year ended 30 April 2002 – £4,000), Anthony Reading received the sum of £25,000 (year ended 30 April 2002 – £13,000) and David Snowdon received the sum of £422,000 (year ended 30 April 2002 – £20,000) (see page 41).

6 Anthony Reading works predominantly in the United States and his pay is denominated in US dollars. During the period additional remuneration of £4,000, which is included in basic salary/fees in the table above, was paid to compensate him for US Federal Insurance Contributions.

7 During the period the only gains on exercise of share options were by Anthony Reading of £22,825 (year ended 30 April 2002 – £58,000). The market prices at the dates of exercise were 242.00 pence (7,422 shares) and 227.50 pence (54,224 shares). Gains on exercise represent the difference between the market price on the date of exercise and the subscription price of the shares and are not included in the above table.

8 David Snowdon's basic salary included £450,000 paid in connection with the early termination of his employment representing 51 weeks' salary plus compensation for loss of benefits and bonus for the two-month period to 30 June 2002.

Remuneration Committee report
continued

b. Share options

Movements in Directors' share options during the eight-month period were:

	At 31 December 2002* No.	Granted in the period No.	Granted in the period Exercise price (p)	Exercised in the period No.	Exercised in the period Price (p)	Lapsed in the period No.	Lapsed in the period Price (p)	At 30 April 2002 No.	Period of exercise From	Period of exercise To
J Nicol	6,598,984	–	–	–	–	–	–	6,598,984	18 Feb 03	10 Feb 12
K Lever	728,000	150,000	244.75	–	–	–	–	578,000	1 Jan 03	2 Jul 12
A J Reading	503,000	150,000	244.75	54,224	186.72	200,000	242.00	614,646	1 Jan 03	2 Jul 12
				7,422	232.40					
R N Marchant	348,750	–	–	–	–	–	–	348,750	1 Jan 03	30 Jul 03
D J Snowdon	1,509,480	–	–	–	–	–	–	1,509,480	1 Jan 03	29 Jun 03

* Or earlier date of leaving

	Net value of unexercised options 31 December 2002* £000	Net value of unexercised options 30 April 2002 £000	Weighted average exercise price (p) 31 December 2002* Exercise price exceeds market price	Weighted average exercise price (p) 31 December 2002* Market price exceeds exercise price	Weighted average exercise price (p) 30 April 2002 Exercise price exceeds market price	Weighted average exercise price (p) 30 April 2002 Market price exceeds exercise price
J Nicol	–	2,721	238.00	–	303.60	197.00
K Lever	63	428	226.18	171.00	–	189.96
A J Reading	–	132	256.57	–	287.50	235.37
R N Marchant	1	43	282.84	186.72	306.83	233.82
D J Snowdon	–	50	290.39	–	313.29	255.67

* Or earlier date of leaving

Notes:

1 The mid-market price of a Tomkins share as at 31 December 2002 was 190.00 pence with a range during the period 1 May 2002 to 31 December 2002 of 187.50 pence to 270.50 pence.

2 During the period from 1 January 2003 to 4 March 2003, the Company granted options over 150,000 shares to each of Ken Lever and Anthony Reading and over 1,440,576 shares to James Nicol, all at a price of 208.25 pence.

3 Options included in the above table relate to the Tomkins Executive Share Option Schemes 2, 3 and 4, the Tomkins Savings Related Share Option Scheme No. 2 and, in the case of James Nicol, Premium Priced Options and Ongoing Options.

Details of the option schemes which have been operated in the period from which the information in the table above has been derived, are set out below.

The Tomkins Executive Share Option Scheme (No. 2) ("ESOS 2"), The Tomkins Executive Share Option Scheme No. 3 ("ESOS 3") and The Tomkins Executive Share Option Scheme No. 4 ("ESOS 4")

ESOS 2 has now expired and no new options may be granted, though options already granted remain outstanding and can be exercised in accordance with the rules of the scheme. ESOS 3 and ESOS 4 were introduced in 1995 following shareholder approval. ESOS 3 is an Inland Revenue-approved scheme under which Tomkins employees, who are resident in the United Kingdom for tax purposes, are able to receive options with an aggregate exercise price not exceeding £30,000 that attract favourable tax treatment. ESOS 4 is an unapproved scheme under which options granted do not attract favourable tax treatment in the United Kingdom. There is a limit to the number of options that can be granted under the ESOS 4 scheme of four times annual remuneration (which includes annual bonuses and certain benefits-in-kind). Under ESOS 4, options granted in excess of four times a participant's annual earnings ("super options") will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five-year period following the grant of the option, the growth in the Company's earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five-year period for companies in the FTSE 100 index.

It is intended that the ESOS 3 and ESOS 4 schemes will continue and their current performance condition will remain in place for the remainder of the life of the schemes. The performance condition is based upon the growth in Tomkins earnings per share, which must exceed the growth in the retail prices index, by an average of 2 per cent per annum over a three-year period before an option can be exercised. When the schemes were introduced in 1995, the earnings per share performance condition was widely adopted. The choice of 2 per cent was made because it was in accordance with contemporary practice. In determining whether or not the growth in earnings per share performance condition has been met, a simple arithmetic calculation is made annually when the Company's results are known, which has been pro rated to take account of the change in year end.

Tomkins Premium Priced Option

This was an option specifically and solely granted to James Nicol as part of the incentive package on his joining Tomkins. No performance conditions were attached to this option in order to attract him to the Company and retain his services and this therefore does not comply with Schedule A of the Combined Code. It consists of a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million, granted on 11 February 2002. The price per share payable on the exercise of the option will be 197 pence in respect of 2,538,072 shares (A option shares), 276 pence in respect of 1,522,842 shares (B option shares) and 345 pence in respect of 1,015,228 shares (C option shares). The options vested as to one-third of A, B and C option shares on 18 February 2003, will vest as to one-third of A, B and C option shares on 18 February 2004 and as to one-third of A, B and C option shares on 18 February 2005. The option will lapse on 11 February 2012 or earlier in certain circumstances.

Ongoing Option

This was also an option specifically and solely granted to James Nicol on 11 February 2002, as part of the incentive package to attract him to the Company. It consisted of a non-transferable option to acquire 1,522,842 shares at 197 pence, which may not be exercised before 18 February 2005 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three-year period is equal to or greater than the rate of increase of the Retail Price Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events for the Premium Priced Option, apply to this option.

40   Tomkins

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Ongoing Option as it reasonably deems appropriate to take account of the variation.

The Tomkins Savings Related Share Option Scheme No. 2
This is a standard Inland Revenue-approved savings related share option scheme, which is open to employees who are resident for tax purposes in the United Kingdom. No grants under this scheme were made during the period.

c. Long term incentive plans

Directors' interests in Tomkins shares at 31 December 2002:
The Directors' current interests in Tomkins shares are set out in the Directors' report on page 32 and in the case of the executive Directors, where appropriate these include shares held through their participation in long-term incentive arrangements consisting of one or more of the Tomkins Restricted Share Plan ("RSP"), the Tomkins Share Matching Scheme ("SMS") and the Tomkins Long-Term Loyalty Plan ("LTLP") (together the "Schemes").

The interests of the Directors in Tomkins ordinary shares held within the Schemes that are yet to vest and yet to be included in Directors' remuneration were as follows:

Director	Scheme or Plan	31 December 2002 Number	Awarded Number	Vested Number	30 April 2002 Number	Vesting Period
K Lever	RSP	**101,869**	–	–	101,869	2003-2004
	SMS	**–**	–	–	–	–
	LTLP	**–**	–	–	–	–
R N Marchant	RSP	**–**	–	(2,440)	2,440	–
(to 31 July 2002)	SMS	**–**	–	(9,808)	9,808	–
	LTLP	**–**	–	(40,000)	40,000	–
A J Reading	RSP	**–**	–	(10,544)	10,544	–
	SMS	**17,320**	10,544	–	6,776	2003-2004
	LTLP	**100,000**	–	–	100,000	2004
D J Snowdon	RSP	**–**	–	(12,000)	12,000	–
(to 30 June 2002)	SMS	**–**	–	(54,530)	54,530	–
	LTLP	**–**	–	(100,000)	100,000	–

1 Of Ken Lever's total RSP awards, 100,000 will vest at the end of the three-year restricted period, but will not be eligible for a matching award under the SMS.

2 Within the RSP, the value of entitlements for current Directors at 31 December 2002 was £194,000 (30 April 2002 – £335,000). During the period, 24,984 shares vested under the RSP: 12,000 at 253.50 pence per share, market value £30,000 (year ended 30 April 2002 – £20,000) in respect of David Snowdon; 2,440 at 234.00 pence per share, market value £6,000 (year ended 30 April 2002 – £1,000) in respect of Richard Marchant; and 10,544 at 235.00 pence per share, market value £25,000 (year ended 30 April 2002 – £13,000) in respect of Anthony Reading.

3 For the SMS, the value of entitlements for current Directors at 31 December 2002 was £33,000 (30 April 2002 – £188,000). 10,544 shares were awarded to Anthony Reading on 25 September 2002 (in relation to the vesting of the RSP award made in August 1999) with a market value of £24,000 when the market price per share was 225.50 pence (year ended 30 April 2002 – £13,000). No other Director received an award under the SMS during the period (year ended 30 April 2002 – Richard Marchant, £17,000; David Snowdon, £83,000). During the period 64,338 shares vested under the SMS: 54,530 at 253.50 pence per share, market value £138,000 (year ended 30 April 2002 – £nil) in respect of David Snowdon; and 9,808 at 234.00 pence per share, market value £23,000 (year ended 30 April 2002 – £3,000) in respect of Richard Marchant.

4 Within the LTLP, the value of entitlements for current Directors at 31 December 2002 was £190,000 (30 April 2002 – £634,000). During the period, 140,000 shares vested under the LTLP: 100,000 at 253.50 pence per share, market value £254,000 (year ended 30 April 2002 – £nil) in respect of David Snowdon; and 40,000 at 234.00 pence per share, market value £94,000 (year ended 30 April 2002 – £nil) in respect of Richard Marchant.

5 At 31 December 2002, 117,320 shares were required to be retained by Anthony Reading in order to allow the SMS and LTLP awards in the above table to vest in the relevant vesting periods (30 April 2002 – 106,776 shares). No other current Director was required to retain shares in this respect at 31 December 2002 (30 April 2002 – David Snowdon, 154,530 shares; Richard Marchant, 50,889 shares).

6 Richard Marchant's remaining entitlement to 7,762 shares held as Company Awards within the RSP vested on retirement at a market price of 234.00p. The vesting shares had already been disclosed as Directors' remuneration in prior years. At the period end, Richard Marchant held no further entitlement to amounts due under the long term incentive compensation schemes which had already been included in Directors' remuneration (30 April 2002 – £20,000).

The Tomkins Restricted Share Plan ("RSP")
Under the RSP, an element of annual cash bonus had to be taken in restricted shares in the form of a Trustee Award which was made subject to a condition that the shares would not vest absolutely until the end of a specified period, normally the third anniversary of the date of the award. At the invitation of the Remuneration Committee, employees could acquire further shares in the Company via market purchase or exercise of options up to a cost equal to the gross amount of aggregate cash bonuses already paid to them. Such acquired shares became subject to a Company Award under the rules of the RSP. If an employee left the Company before the end of the three-year period, he would usually forfeit the Company Award shares; they only vest absolutely in the employee at the end of the three-year restricted period. No new awards have been made under the RSP since July 2001 and the Remuneration Committee has frozen all future awards under the RSP.

The Tomkins Share Matching Scheme ("SMS")
The Remuneration Committee administers the SMS and may make recommendations regarding the award of shares. When shares subject to a Trustee Award or a Company Award vest under the RSP (see above), participants may be invited to apply for an award under the SMS. This incentive takes the form of up to two conditional share matching awards vesting a further two years and four years respectively after the end of the RSP restricted period. Each of the matching awards is for the same number of ordinary shares as vested under the RSP (both the Trustee and the Company Award) with proportionate reductions to the matching awards on a disposal of any vested shares.

The Tomkins Long Term Loyalty Plan ("LTLP")
Participation in the LTLP was by invitation of the Remuneration Committee. Participants used their own funds to acquire Tomkins shares which were then matched with conditional awards of shares on a one for one basis up to a maximum of 100,000 matched shares per employee; the sale or transfer of any of the shares purchased by the employee at any time during a seven year restricted period would result in the forfeiture of the matched shares. No new awards have been made under the LTLP since July 1997 and the Remuneration Committee has frozen all future awards under the LTLP.

Remuneration Committee report
continued

With shareholder approval, these share schemes were introduced in 1995 and 1996 with no performance conditions attached and accordingly they do not comply with Schedule A of the Combined Code.

Deferred Matching Share Purchase Plan
This was specifically and solely introduced for James Nicol as part of the incentive package to attract him to the Company. Under the Deferred Matching Share Purchase Plan 3,045,684 shares ("Matching Shares") were awarded on 11 February 2002 following the purchase by James Nicol of 1,015,228 shares of the Company (the "Purchased Shares"). After three years from 18 February 2002, or earlier in certain circumstances, the award will vest in respect of 1,015,228 Matching Shares. The remaining 2,030,456 Matching Shares will vest according to the share price at that time, to the extent that, for every 1 pence that the share price increases over 197 pence, being the market price on 8 February 2002, up to a maximum of 591 pence, James Nicol will receive 5,153 shares. He may elect at any time prior to the vesting of the award to receive either the shares, or at his option, a cash payment equal to the market value on the date of the award. The award is conditional upon James Nicol (or his relatives or trustees of a family trust fund) holding the Purchased Shares for at least three years. Until the award vests in respect of at least one-third of the Matching Shares, James Nicol is entitled to receive a cash payment equal to the net dividends payable on the Purchased Shares. The cash payment shall reduce pro rata to the extent of any vesting of the award up to one-third of the Matching Shares.

The aggregate value of entitlement of James Nicol in respect of 1,015,228 Matching Shares at 31 December 2002 amounted to £1,929,000 (30 April 2002 - £3,592,000, which included a further 345,251 Matching Shares derived from 5,153 shares multiplied by the difference in the market price at 30 April 2002 of 264 pence and 197 pence).

d. Retirement benefits
Retirement benefits, defined in final salary terms, accrued during the period ending 31 December 2002 for David Snowdon, Anthony Reading, and Richard Marchant. The Tomkins Retirement Benefits Plan (the "RBP") provides pension and other benefits within Inland Revenue limits. Total benefits for David Snowdon and Anthony Reading are in excess of prescribed limits. The excess benefits for David Snowdon are funded in the Tomkins Funded Unapproved Retirement Benefits Scheme (the "FURBS") and those for Anthony Reading are unfunded.

The Directors' accrued benefit entitlements and transfer values were:

Name of director	Age at 31 December 2002	Accumulated total of accrued pension at 31 December 2002	Transfer Value of accrued pension at 31 December 2002	Accumulated total of accrued pension at 30 April 2002	Transfer Value of accrued pension at 30 April 2002 valued at 30 April 2002	Increase in transfer value over period
		£000 pa	£000	£000 pa	£000	£000
R N Marchant	56	101	1,551	109	1,280	271
A J Reading	59	103	1,475	97	1,342	133
D J Snowdon	58	111	1,791	103	1,454	337

The transfer values are the full cash equivalent of the accrued pension, at the stated date, calculated in accordance with Actuarial Guidance Note GN11 Version 8.1.

The increase in transfer value for David Snowdon and Richard Marchant takes into account that Tomkins has consented to their early retirement. The terms of early retirement in this event are laid down under the Rules of the RBP. On Richard Marchant's retirement, his accrued pension of £114,374 per annum was accordingly reduced to £100,935 per annum.

David Snowdon
Accrual for David Snowdon ceased on 30 June 2002. Pensionable earnings comprised basic annual salary only. His accrual was augmented by £15,260 equating to the benefit he would have accrued during his notice period. Tomkins plc consented to his early retirement on 30 June 2002. During the period the benefit due from a previous employer has been updated; this benefit is offset from the benefit accruing from his employment as a Director of Tomkins plc. This means the total accrual of £102,785 per annum in the accounts to 30 April 2002 represents an overstatement. The re-calculated accrual to 30 April 2002 would be £91,425 per annum. Taking account of the £15,260 and the re-calculated accrual to 30 April 2002, the increase in accrual for David Snowdon in the period, after allowing for inflation, amounted to £18,948; the transfer value of the increase, before any allowance for early retirement terms, amounts to £288,000.

Anthony Reading
Anthony Reading continues to accrue benefits. Pensionable earnings comprise basic salary and a three-year average of the cash element of annual pensionable bonuses, all based on notional U.K. earnings. Bonuses for 2001 and any subsequent bonuses are not pensionable and therefore no longer form part of pensionable earnings. For Anthony Reading the increase in accrual in the period amounted to £4,509; the transfer value of the increase amounts to £74,000.

Richard Marchant
Accrual for Richard Marchant ceased on 31 July 2002 when he retired with the consent of Tomkins plc. Pensionable earnings comprised basic salary and a three-year average of the cash element of pensionable bonuses and benefits in kind. Bonuses and benefits in kind for 2001 and subsequent years were not pensionable and therefore no longer formed part of pensionable earnings. For Richard Marchant the increase in accrual in the period amounted to £5,109; the transfer value of the increase, before any allowance for early retirement terms, amounted to £75,000.

The inclusion of fluctuating emoluments in pensionable earnings for Richard Marchant and Anthony Reading, in accordance with their contractual arrangements, does not comply with Schedule A of the Combined Code.

The normal retirement age of the Directors is 60, except for Anthony Reading, which is 62.

6. Service contracts (Unaudited information)

A summary of the service contract or letter of appointment of individual executive Directors and non-executive Directors is as follows:

James Nicol – Chief Executive Officer
The Company and James Nicol entered into a contract dated 11 February 2002, which set out the terms and conditions under which he joined the Company as Chief Executive Officer on 18 February 2002. The contract remains in force until terminated by either party giving notice of not less than twelve months and in the event that the contract is terminated in certain circumstances within the first eighteen months from 18 February 2002, James Nicol will be entitled to receive two years' basic salary, twice the annual value of cash and other non-cash benefits, a cash bonus pro rata to the date of termination and a bonus equal to 50 per cent of basic salary for the two following years. These compensation arrangements for early termination were provided as part of the remuneration package necessary to attract James Nicol to the Company.

Ken Lever – Finance Director
On 1 November 1999, Ken Lever and the Company entered into a Memorandum which set out the terms and conditions of employment under which Ken Lever joined the Company as Finance Director on that date. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

Anthony Reading – Chairman, Tomkins Corporation
Anthony Reading, who joined the Company on 1 October 1990, entered into a Memorandum with the Company on 31 July 1999, which updated the terms and conditions of his employment with the Company. The terms of the Memorandum remain in force until terminated by either party giving notice of 51 weeks.

David Snowdon – formerly Chief Operating Officer
David Snowdon, who joined the Company on 1 April 1996, entered into a Memorandum with the Company on 31 July 1999, which updated the terms and conditions of his employment with the Company. He stood down from the Board upon leaving the Company on 30 June 2002 and was paid a sum of £450,000 (gross) in connection with the early termination of his employment representing 51 weeks' salary plus compensation for loss of benefits and bonus for the two-month period to 30 June 2002.

Richard Marchant – formerly Administration Director and Company Secretary
Richard Marchant, who joined the Company on 1 February 1979, entered into a Memorandum with the Company on 31 July 1999, which updated the terms and conditions of his employment with the Company. Richard Marchant left the Board upon his retirement from the Company on 31 July 2002 and no additional compensation was awarded to him other than the bonus specified in the Directors' emoluments table on page 39.

Non-executive Directors
None of the non-executive Directors has a service contract with the Company, their terms of engagement being set out in a letter of appointment. Ordinarily, non-executive Directors serve for a period of two years but subject to agreement with the Board, a non-executive Director can be re-appointed for a further term of two years. The appointment of non-executive Directors may be terminated before the conclusion of their two-year term by, and at the discretion of, either party upon two weeks' written notice. In the case of David Newlands, the appointment may be terminated at any time by either party serving written notice upon the other, such notice to take effect from the date of receipt thereof. None of the non-executive Directors is entitled to compensation for loss of office. The dates from which the respective letters of appointment are effective, are as follows: Norman Broadhurst – 11 December 2002; Jack Keenan – 1 November 2001; Ken Minton – 11 December 2002; David Newlands – 18 February 2002; Sir Brian Pitman – 30 June 2002; Marshall Wallach – 1 August 2001.

With the exception of James Nicol, no Director is entitled to any payment on early termination of his service contract.

7. Payments made to and interests of former Directors (Audited information)

Ian Duncan retained an interest in the long term incentive compensation schemes following his resignation as a Director of the Company on 12 July 1999. During the period to 31 December 2002, Ian Duncan's remaining interest in 30,060 shares under the RSP vested at a market price of 223 pence per share. The compensation received during the period in respect of the vesting shares was £67,000 (April 2002 – £44,000).

At 31 December 2002, Ian Duncan held no further entitlement to amounts due under the long term incentive compensation schemes which had yet to be included in Directors' remuneration (30 April 2002 – £79,000).

8. Sums paid to third parties in respect of a Director's services (Audited information)

No amounts are paid to third parties in respect of a Director's services to the Company.

Compliance statement
The Company complies with the requirements of Schedule 7A of the Companies Act 1985 and the Listing Rules of the Financial Services Authority unless otherwise indicated. In preparing this report, the Remuneration Committee has given full consideration to the provisions set out in Schedule B to the Combined Code.

Ken Minton
Chairman of the Remuneration Committee
4 March 2003

Statement of directors' responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit of the Group for the period. In preparing these financial statements, the directors are required to:

I.   select suitable accounting policies and apply them consistently;

II. make judgements and estimates that are reasonable and prudent;

III. state whether applicable accounting standards have been followed; and

IV. prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report

To the members of Tomkins plc

We have audited the financial statements of Tomkins plc for the period ended 31 December 2002 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds, the principal accounting policies and the related notes 1 to 31. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Committee report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Remuneration Committee report. Our responsibility is to audit the financial statements and the part of the Remuneration Committee report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Committee report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above period as described in the contents section including the unaudited part of the directors' report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Committee report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Committee report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Committee report described as having been audited.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the period then ended and the financial statements and the part of the Remuneration Committee report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London
4 March 2003

Pro forma consolidated profit and loss account

	Eight months ended 31 December 2002				Unaudited Eight months ended 22 December 2001			
	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items[1] £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items[1] £ million	Total £ million
Turnover – Continuing operations	**2,097.2**	**–**	**–**	**2,097.2**	2,225.6	–	–	2,225.6
Operating profit – Continuing operations	**149.9**	**(6.8)**	**–**	**143.1**	173.4	(6.9)	–	166.5
Share of profits of associates	**0.7**	**–**	**–**	**0.7**	0.4	–	–	0.4
Operating profit including associates	**150.6**	**(6.8)**	**–**	**143.8**	173.8	(6.9)	–	166.9
Profit/(loss) on disposal of businesses	**–**	**–**	**7.1**	**7.1**	–	–	(65.4)	(65.4)
Reversal of provision for loss on disposal of business	**–**	**–**	**3.5**	**3.5**	–	–	66.0	66.0
Profit on disposal of fixed assets	**–**	**–**	**–**	**–**	–	–	8.3	8.3
Profit before interest	**150.6**	**(6.8)**	**10.6**	**154.4**	173.8	(6.9)	8.9	175.8
Net interest	**(1.3)**	**–**	**–**	**(1.3)**	4.7	–	–	4.7
Profit on ordinary activities before tax	**149.3**	**(6.8)**	**10.6**	**153.1**	178.5	(6.9)	8.9	180.5
Before exceptional items	**149.3**	**(6.8)**	**–**	**142.5**	178.5	(6.9)	–	171.6
Exceptional items	**–**	**–**	**10.6**	**10.6**	–	–	8.9	8.9
Tax on profit on ordinary activities	**(22.8)**	**2.2**	**(8.6)**	**(29.2)**	(55.2)	2.2	(2.8)	(55.8)
Profit on ordinary activities after tax	**126.5**	**(4.6)**	**2.0**	**123.9**	123.3	(4.7)	6.1	124.7
Equity minority interest	**(6.1)**	**–**	**–**	**(6.1)**	(3.4)	–	–	(3.4)
Profit attributable to shareholders	**120.4**	**(4.6)**	**2.0**	**117.8**	119.9	(4.7)	6.1	121.3
Dividends on equity and non-equity shares	**(86.4)**	**–**	**–**	**(86.4)**	(61.0)	–	–	(61.0)
Retained profit	**34.0**	**(4.6)**	**2.0**	**31.4**	58.9	(4.7)	6.1	60.3
Earnings per share								
Basic	**12.44p**			**12.10p**	12.17p			12.35p
Diluted	**12.08p**			**11.82p**	11.99p			12.13p
Dividends per ordinary share				**8.00p**				8.00p[2]

1. Exceptional items exclude those relating to operating profit.

2. Dividends per ordinary share for the eight months ended 22 December 2001 are shown pro rata based upon dividends paid for the year ended 30 April 2002.

Consolidated profit and loss account

	Notes	Eight months ended 31 December 2002				Year ended 30 April 2002			
		Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items[1] £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation £ million	Exceptional items[1] £ million	Total £ million
Turnover – Continuing operations	1	**2,097.2**	**–**	**–**	**2,097.2**	3,373.8	–	–	3,373.8
Operating profit – Continuing operations		**149.9**	**(6.8)**	**–**	**143.1**	266.6	(10.5)	–	256.1
Share of profits/(losses) of associates		**0.7**	**–**	**–**	**0.7**	(0.7)	–	–	(0.7)
Operating profit including associates	1 & 2	**150.6**	**(6.8)**	**–**	**143.8**	265.9	(10.5)	–	255.4
Profit/(loss) on disposal of businesses	29	**–**	**–**	**7.1**	**7.1**	–	–	(68.5)	(68.5)
Reversal of provision for loss on disposal of business	29	**–**	**–**	**3.5**	**3.5**	–	–	66.0	66.0
Provision for loss on business disposed of post period end:									
Impairment of goodwill		**–**	**–**	**–**	**–**	–	–	(3.5)	(3.5)
Profit on disposal of fixed assets		**–**	**–**	**–**	**–**	–	–	8.4	8.4
Profit before interest		**150.6**	**(6.8)**	**10.6**	**154.4**	265.9	(10.5)	2.4	257.8
Net interest	4	**(1.3)**	**–**	**–**	**(1.3)**	6.6	–	–	6.6
Profit on ordinary activities before tax		**149.3**	**(6.8)**	**10.6**	**153.1**	272.5	(10.5)	2.4	264.4
Before exceptional items		**149.3**	**(6.8)**	**–**	**142.5**	272.5	(10.5)	–	262.0
Exceptional items		**–**	**–**	**10.6**	**10.6**	–	–	2.4	2.4
Tax on profit on ordinary activities	6	**(22.8)**	**2.2**	**(8.6)**	**(29.2)**	(72.0)	3.3	(2.8)	(71.5)
Profit on ordinary activities after tax		**126.5**	**(4.6)**	**2.0**	**123.9**	200.5	(7.2)	(0.4)	192.9
Equity minority interest		**(6.1)**	**–**	**–**	**(6.1)**	(5.4)	–	–	(5.4)
Profit attributable to shareholders		**120.4**	**(4.6)**	**2.0**	**117.8**	195.1	(7.2)	(0.4)	187.5
Dividends on equity and non-equity shares	8	**(86.4)**	**–**	**–**	**(86.4)**	(131.9)	–	–	(131.9)
Retained profit	23	**34.0**	**(4.6)**	**2.0**	**31.4**	63.2	(7.2)	(0.4)	55.6
Earnings per share									
Basic	7	**12.44p**			**12.10p**	20.14p			19.16p
Diluted	7	**12.08p**			**11.82p**	19.54p			18.78p
Dividends per ordinary share	8				**8.00p**				12.00p

1. Exceptional items exclude those relating to operating profit (see note 3).

Consolidated cash flow statement

	Notes	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Net cash inflow from operating activities	9	217.9	492.1
Dividends received from associated undertakings		0.5	0.8
Returns on investments and servicing of finance	10	(33.4)	(34.4)
Tax paid (net)	10	(59.5)	(43.2)
Capital expenditure (net)	10	(94.6)	(111.2)
Financial investment	10	(0.1)	–
Acquisitions and disposals	10	44.9	(22.2)
Equity dividends paid		(57.2)	(93.3)
Net cash inflow before use of liquid resources and financing		**18.5**	188.6
Financing			
Share issues (net of costs)		1.1	1.0
Buy back of own shares		–	(19.9)
Mark to market of hedging instruments		–	(4.4)
Cash flow decreasing debt and lease financing		(19.9)	(164.5)
Net cash outflow from financing	10	(18.8)	(187.8)
Management of liquid resources			
Cash flow decreasing cash on deposit and collateralised cash	10	109.4	15.0
Increase in cash in the period		**109.1**	15.8

Reconciliation of net cash flow to movement in net funds

	Notes	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Increase in cash in the period		109.1	15.8
Cash flow decreasing debt and lease financing	10	19.9	164.5
Cash flow decreasing cash on deposit and collateralised cash	10	(109.4)	(15.0)
Change in net funds resulting from cash flows	11	19.6	165.3
Collateralised cash disposed with subsidiaries		–	(3.6)
Translation difference	11	(12.8)	(4.7)
Increase in net funds in the period		6.8	157.0
Net funds/(debt) at 30 April 2002	11	150.8	(6.2)
Net funds at 31 December 2002	11	**157.6**	150.8

Consolidated balance sheet

	Notes	31 December 2002 £ million	30 April 2002[1] £ million
Capital employed			
Fixed assets			
Intangible assets	12	**168.4**	185.1
Tangible assets	13	**787.6**	864.3
Investments	14	**8.4**	9.3
		964.4	1,058.7
Current assets			
Stock	15	**400.4**	413.0
Debtors	16	**624.5**	697.1
Cash		**341.5**	395.9
		1,366.4	1,506.0
Current liabilities			
Creditors: amounts falling due within one year	17	**(490.2)**	(619.0)
Net current assets		**876.2**	887.0
Total assets less current liabilities		**1,840.6**	1,945.7
Creditors: amounts falling due after more than one year	18	**(243.3)**	(255.3)
Provisions for liabilities and charges	20	**(519.8)**	(549.3)
Net assets		**1,077.5**	1,141.1
Capital and reserves			
Called up share capital			
Ordinary shares	22	**38.7**	38.6
Convertible cumulative preference shares	22	**337.2**	337.2
Redeemable convertible cumulative preference shares	22	**386.3**	426.8
		762.2	802.6
Share premium account	23	**92.2**	89.4
Capital redemption reserve	23	**66.6**	66.6
Profit and loss account	23	**118.5**	148.3
Shareholders' funds		**1,039.5**	1,106.9
Equity shareholders' funds		**316.0**	342.9
Non-equity shareholders' funds		**723.5**	764.0
Equity minority interest		**38.0**	34.2
		1,077.5	1,141.1

1. £270.1 million previously included in Creditors: amounts falling due within one year has been reclassified as Provisions for liabilities and charges as set out in note 20.

Approved by the Board on 4 March 2003 and signed on its behalf by

James Nicol   **Ken Lever**
Director   Director

Company balance sheet

	Notes	31 December 2002 £ million	30 April 2002 £ million
Capital employed			
Fixed assets			
Tangible assets	13	**4.7**	5.0
Investments	14	**1,583.8**	1,573.1
		1,588.5	1,578.1
Current assets			
Debtors: amounts falling due within one year	16	**18.2**	23.9
Debtors: amounts falling due after more than one year	16	**351.0**	341.8
Cash		**70.4**	98.4
		439.6	464.1
Current liabilities			
Creditors: amounts falling due within one year	17	**(83.7)**	(94.9)
Net current assets		**355.9**	369.2
Total assets less current liabilities		**1,944.4**	1,947.3
Creditors: amounts falling due after more than one year	18	**(551.4)**	(468.1)
Provisions for liabilities and charges	20	**–**	(0.5)
Net assets		**1,393.0**	1,478.7
Capital and reserves			
Called up share capital			
Ordinary shares	22	**38.7**	38.6
Convertible cumulative preference shares	22	**337.2**	337.2
Redeemable convertible cumulative preference shares	22	**386.3**	426.8
		762.2	802.6
Share premium account	23	**92.2**	89.4
Capital redemption reserve	23	**66.6**	66.6
Merger reserve	23	**115.4**	115.4
Capital reserve	23	**56.5**	56.5
Profit and loss account	23	**300.1**	348.2
Equity shareholders' funds		**669.5**	714.7
Non-equity shareholders' funds		**723.5**	764.0
Shareholders' funds		**1,393.0**	1,478.7

Approved by the Board on 4 March 2003 and signed on its behalf by

James Nicol   **Ken Lever**
Director   Director

Consolidated statement of total recognised gains and losses

	Eight months ended 31 December 2002 £ million		Year ended 30 April 2002 £ million
Profit attributable to shareholders	**117.8**		187.5
Foreign exchange translation:			
– group	**(112.1)**	(33.5)	
– associated undertakings	**(0.3)**	(0.4)	
	(112.4)		(33.9)
Total recognised gains and losses	**5.4**		153.6

Reconciliation of movement in shareholders' funds

	Notes	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Total recognised gains and losses		**5.4**	153.6
Dividends	8	**(86.4)**	(131.9)
		(81.0)	21.7
Share issues (net of costs)		**2.8**	7.3
Buy back of own shares (including stamp duty, commissions and other costs)		**–**	(19.7)
Adjustment to prior year dividends in respect of share buy backs		**–**	0.2
Goodwill written back on disposals	23	**10.8**	9.3
Write back of impaired goodwill on proposed disposal		**–**	3.2
Net (reduction)/addition to shareholders' funds		**(67.4)**	22.0
Shareholders' funds at 30 April 2002		**1,106.9**	1,084.9
Shareholders' funds at 31 December 2002		**1,039.5**	1,106.9

Principal accounting policies

Accounting convention

The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Financial Reporting Standard No. 17 'Retirement benefits' ('FRS 17') is effective for the period ended 31 December 2002. As permitted by the transitional arrangements of the Standard the Group has elected to defer implementation of FRS 17. The disclosures required under the transitional arrangements are set out in note 26.

Basis of consolidation

The accounts include the results of all subsidiary undertakings ('subsidiaries'). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

Accounting period

The accounts are for the 245 days ended 31 December 2002. The comparative figures are for the 365 days ended 30 April 2002.

Foreign currencies

Trading results denominated in foreign currencies are translated into sterling at the average rates of exchange ruling throughout the period.

Assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, or at composite rates specified in related forward contracts.

Foreign exchange differences arising on the translation of the opening net assets of foreign subsidiaries, the translation of foreign subsidiaries' profit and loss accounts from average or composite rates to closing rates and from transactions executed solely for the purpose of hedging foreign currency translation exposure are taken to reserves. Other exchange differences are taken to the profit and loss account when they arise.

Derivative financial instruments

Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any provision for impairment.

Freehold land and assets under construction are not depreciated. Depreciation of tangible fixed assets, other than freehold land and assets under construction, is provided on the straight line basis over anticipated useful lives:

Freehold buildings and long leasehold land and buildings	Ten to fifty years
Short leasehold land and buildings	Length of lease
Plant, equipment and vehicles	Two to twenty years

Finance leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised at fair value as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on the straight line basis over the shorter of the period of the lease or the useful life of the asset concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Investments

Shares in subsidiaries are stated at cost less provisions for impairment.

An associated undertaking ('associate') is an investment in which the Group has substantial long-term minority equity interest and in which it participates in commercial and financial policy decisions. The consolidated profit and loss account includes the Group's share of the results of associates. Investments in associates, all of which were acquired before 2 May 1998, are incorporated in the consolidated balance sheet at cost, less goodwill written off, plus the Group's share of post-acquisition reserves.

Other investments are stated at the lower of cost and net realisable value.

Stock

Stock is valued at the lower of cost and net realisable value with due allowance for any obsolete or slow moving items. Net realisable value is the estimated selling price less costs to complete and sell. Work in progress, finished goods and goods held for resale include an appropriate proportion of overhead expense.

Long-term contracts are valued at cost plus attributable profit less provisions for foreseeable loss. If the outcome of a contract can be assessed with reasonable certainty, profit is taken by the percentage of completion method, otherwise profit is taken at the conclusion of each contract.

Certain commodities used by operating companies are purchased or sold by way of forward contracts in order to fix the purchase price of the underlying raw material or product. Where such an arrangement exists, commodities are accounted for at the cost fixed by the forward contract.

Principal accounting policies
continued

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is now capitalised and is being amortised over its useful economic life which is usually expected not to exceed twenty years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

Turnover

Turnover comprises sales in the ordinary course of business to external customers for goods supplied and dispatched and services provided, exclusive of sales related taxes.

Research and development

Expenditure on research and development and on patents and trademarks is written off in the period in which it is incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on the straight line basis over the period of the leases.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares (including conditional rights) are charged to the profit and loss account over the period to which the employees' performance relates.

Pensions and other post-retirement benefits

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees' working lives with the Group.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and credited to the profit and loss account in equal instalments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the profit and loss account when they are received.

Tax

The tax charge is based on the profit for the period and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. Deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Notes to the accounts

1 Segmental analysis

	Turnover		Operating profit		Operating net assets at period end	
	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million	**Eight months ended 31 December 2002 £ million**	Year ended 30 April 2002 £ million	**31 December 2002 £ million**	30 April 2002 £ million
By activity						
Industrial & Automotive	**1,263.9**	1,985.9	**92.8**	146.9	**743.9**	780.6
Air Systems Components	**325.7**	516.4	**25.6**	53.8	**122.2**	144.9
Engineered & Construction Products	**507.6**	871.5	**47.4**	77.8	**195.9**	231.3
Central costs	**–**	–	**(15.2)**	(12.6)	**(54.9)**	(60.1)
	2,097.2	3,373.8	**150.6**	265.9	**1,007.1**	1,096.7
Goodwill amortisation	**–**	–	**(6.8)**	(10.5)	**–**	–
	2,097.2	3,373.8	**143.8**	255.4	**1,007.1**	1,096.7
By geographical origin						
United States of America	**1,470.1**	2,380.5	**123.3**	225.6	**604.0**	686.3
United Kingdom	**125.6**	237.7	**(6.4)**	(7.6)	**71.6**	65.1
Rest of Europe	**191.1**	290.3	**1.6**	5.3	**132.6**	132.9
Rest of the World	**310.4**	465.3	**32.1**	42.6	**198.9**	212.4
	2,097.2	3,373.8	**150.6**	265.9	**1,007.1**	1,096.7
Goodwill amortisation	**–**	–	**(6.8)**	(10.5)	**–**	–
	2,097.2	3,373.8	**143.8**	255.4	**1,007.1**	1,096.7

Operating profit includes the Group's share of the profits/(losses) of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Industrial & Automotive £0.3 million (30 April 2002 – loss £0.7 million), Air Systems Components £nil (30 April 2002 – £nil) and Engineered & Construction Products £0.4 million (30 April 2002 – £nil). The split of the goodwill amortisation charged for the period, analysed by class of business, is Industrial & Automotive £0.9 million (30 April 2002 – £1.5 million), Air Systems Components £5.6 million (30 April 2002 – £8.6 million) and Engineered & Construction Products £0.3 million (30 April 2002 – £0.4 million).

Details of businesses acquired and disposed of by segment are disclosed in note 29.

	31 December 2002 £ million	30 April 2002 £ million
Operating net assets comprise:		
Tangible fixed assets	**787.6**	864.3
Stock	**400.4**	413.0
Debtors	**543.8**	633.8
Creditors: amounts falling due within one year	**(401.6)**	(471.8)
Creditors: amounts falling due after more than one year	**(75.2)**	(72.7)
Provisions for liabilities and charges	**(247.9)**	(269.9)
	1,007.1	1,096.7

Debtors exclude corporation tax, deferred tax and collateralised cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax and other tax provisions.

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Turnover by geographical destination		
United States of America	**1,442.3**	2,332.7
United Kingdom	**80.4**	169.1
Rest of Europe	**215.9**	333.1
Rest of the World	**358.6**	538.9
	2,097.2	3,373.8
Operating expenses		
Cost of sales	**1,496.2**	2,443.0
Distribution costs	**254.3**	406.3
Administration expenses	**203.6**	268.4
	1,954.1	3,117.7

Notes to the accounts
continued

2 Operating profit

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Operating profit is stated after charging/(crediting):		
Depreciation of fixed assets	**81.9**	125.7
Depreciation of fixed assets held under finance leases	**2.6**	4.6
Profit on disposal of fixed assets (net)	**(0.7)**	(1.0)
Government grants – capital	**(0.1)**	(0.2)
– revenue	**(0.3)**	(1.1)
Amortisation of goodwill	**6.8**	10.5
Research and development expenditure	**34.3**	54.1
Hire of plant and machinery under operating leases	**3.8**	9.8
Rentals payable under other operating leases	**7.7**	11.4
Auditors' remuneration:		
Deloitte & Touche – as auditors	**2.2**	2.3
– fees for non-audit services	**1.1**	0.3

Fees payable to Deloitte & Touche for non-audit services relate principally to other attest services and taxation advice. Of the total fees for non-audit services, £0.5 million (30 April 2002 – £0.1 million) was in the UK.

3 Operating exceptional items

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Operating profit is stated after charging the following operating exceptional items:		
Restructuring costs		
Industrial & Automotive	**(22.2)**	(26.1)
Air Systems Components	**(8.2)**	–
Engineered & Construction Products	**(1.6)**	–
Total before tax	**(32.0)**	(26.1)
Tax attributable	**12.5**	6.2
Total after tax	**(19.5)**	(19.9)

The restructuring costs of £32.0 million (30 April 2002 – £26.1 million) primarily relate to the closure of the Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America. Net cash flow from operating activities includes £25.4 million (30 April 2002 – £5.1 million) outflow in respect of the above restructuring costs.

4 Net interest

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Interest receivable		
Bank interest	**13.9**	47.6
Other interest	**4.3**	4.8
	18.2	52.4
Interest payable		
Interest on bank loans, overdrafts and bills discounted	**(10.5)**	(39.5)
Interest on other loans	**(8.1)**	(4.8)
Finance lease interest	**(0.9)**	(1.5)
	(19.5)	(45.8)
Net interest	**(1.3)**	6.6

5 Directors and employees

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Staff costs, including directors, were:		
Wages and salaries	**515.9**	803.9
Social security costs	**49.2**	76.2
Pension costs (see note 26)	**27.4**	35.0
Other post-retirement benefits (see note 20)	**7.8**	14.8
	600.3	929.9

	Number	Number
Average number of persons employed by the Group during the period was:		
Production	**30,666**	31,659
Selling and distribution	**4,737**	4,654
Administration	**4,193**	4,357
	39,596	40,670

Full details of directors' remuneration and payments to former directors are given in the Remuneration Committee report on pages 37 to 43.

6 Taxation

Tax on profit on ordinary activities	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Analysis of charge for the period:		
Current tax		
UK corporation tax on profits for the period	5.9	17.8
Adjustments in respect of prior years	(8.5)	(8.6)
Total UK corporation tax	(2.6)	9.2
Overseas tax on profits for the period	50.5	75.9
Adjustments in respect of prior years	(14.0)	(7.1)
Total overseas tax	36.5	68.8
Total current tax	33.9	78.0
Deferred tax		
Timing differences originating in the period	(4.0)	(1.5)
Deferred tax asset recognised in the period	(2.4)	(10.8)
Adjustments in respect of prior years	1.2	5.5
Total deferred tax	(5.2)	(6.8)
Associated undertakings' tax	0.5	0.3
Tax on profit on ordinary activities	29.2	71.5

The tax charge on exceptional profits is £8.6 million (30 April 2002 – £2.8 million).

Factors affecting the tax charge for the period:		
Profit on ordinary activities before tax	153.1	264.4
Tax at the standard rate of corporation tax in the UK of 30% (30 April 2002 – 30%)	45.9	79.3
Effect of:		
Permanent differences	(3.1)	4.3
Non deductible exceptional items	3.5	1.5
Timing differences originating in the period	4.0	1.5
Tax rates on overseas earnings	6.1	7.1
Adjustments to current tax charge in respect of prior years	(22.5)	(15.7)
Current tax charge for the period	33.9	78.0

Provision for deferred tax		
The deferred tax balance comprises:		
Excess of tax depreciation over book depreciation	57.0	54.4
Other timing differences	(98.4)	(94.4)
Net deferred tax asset	(41.4)	(40.0)
The balance is made up of:		
Deferred tax asset (see note 16)	(46.7)	(49.3)
Deferred tax liability (see note 20)	5.3	9.3
	(41.4)	(40.0)

	31 December 2002 £ million
The movements in the net deferred tax asset were as follows:	
Balance at 30 April 2002	(40.0)
Foreign exchange translation	4.3
Charge for the period (see above)	(5.2)
Subsidiaries disposed	(0.5)
Balance at 31 December 2002	(41.4)

Factors that may affect future tax charges:
There are other deferred tax assets in relation to capital losses carried forward of £129.3 million (30 April 2002 – £61.8 million) and other losses carried forward and other timing differences of £27.8 million (30 April 2002 – £35.9 million), totalling £157.1 million (30 April 2002 – £97.7 million), that have not been recognised on the basis that their future economic benefit is uncertain. These assets will be recognised when it is regarded as more likely than not that they will be recovered.

7 Earnings per share

Basic earnings per share are calculated on a profit of £93.3 million (30 April 2002 – £148.2 million), representing the profit for the period of £31.4 million after adding back dividends payable to ordinary shareholders of £61.9 million (30 April 2002 – £55.6 million and ordinary dividends of £92.6 million) and on 770,927,221 ordinary shares being the weighted average in issue during the period (30 April 2002 – 773,463,769).

Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 996,606,935 (30 April 2002 – 998,355,225) after allowing for the exercise of 1,498,374 share options (30 April 2002 – 553,087) and are calculated on a profit of £117.8 million (30 April 2002 – £187.5 million). The weighted average number of shares also allows for the conversion of preference shares equating to 224,181,340 ordinary shares (30 April 2002 – 224,338,369) and earnings were adjusted for the preference dividend of £24.5 million (30 April 2002 – £39.3 million).

The directors have also presented the earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.

Basic earnings per share before goodwill amortisation and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets are calculated on profit attributable to ordinary shareholders of £95.9 million (30 April 2002 – £155.8 million) which is stated before goodwill amortisation after tax of £4.6 million (30 April 2002 – £7.2 million) and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets after tax of £2.0 million (30 April 2002 – loss of £0.4 million). Diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of businesses and profit on disposal of fixed assets are based on adjusted earnings of £120.4 million (30 April 2002 – £195.1 million).

8 Dividends on equity and non-equity shares

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Ordinary shares		
First interim 4.60p (30 April 2002 – 4.60p) to be paid 7 April 2003	**35.6**	35.5
Second interim 3.40p (30 April 2002 – nil) to be paid 7 April 2003	**26.3**	–
Final nil (30 April 2002 – 7.40p) paid 7 October 2002	**–**	57.1
	61.9	92.6

	Convertible cumulative £ million	Redeemable convertible cumulative £ million		
Preference shares				
Accrued at 30 April 2002	**(4.2)**	**(3.9)**	**(8.1)**	(7.9)
Foreign exchange translation	**0.2**	**0.2**	**0.4**	–
Paid during period	**14.4**	**13.4**	**27.8**	39.1
Accrued at 31 December 2002	**2.3**	**2.1**	**4.4**	8.1
	12.7	**11.8**	**24.5**	39.3
Total dividends			**86.4**	131.9

9 Reconciliation of operating profit to operating cash flows

	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million
Operating profit	**143.1**	256.1
Depreciation (net of capital government grants)	**84.4**	130.1
Profit on sale of tangible fixed assets (net)	**(0.7)**	(1.0)
Amortisation of goodwill	**6.8**	10.5
Amortisation of long term loyalty plan shares	**0.4**	0.8
Post-retirement benefits	**(2.0)**	(1.1)
Other provisions	**1.0**	20.0
(Increase)/decrease in stock	**(28.0)**	33.1
Decrease in debtors	**27.1**	74.1
Decrease in creditors	**(14.2)**	(30.5)
Net cash inflow from operating activities	**217.9**	492.1

The impact of the operating exceptional items on the cash flow is disclosed in note 3.

10 Analysis of cash flows for headings netted in the consolidated cash flow statement

	Eight months ended 31 December 2002 £ million		Year ended 30 April 2002 £ million
Returns on investments and servicing of finance			
Interest received	23.0		53.1
Interest paid	(26.6)		(43.7)
Interest element of finance lease rental payments	(0.8)		(1.5)
Preference dividends paid	(27.8)		(39.1)
Investment by minority shareholder	3.2		5.0
Dividends paid to subsidiary companies' minority shareholders	(4.4)		(8.2)
Net cash outflow from returns on investments and servicing of finance	(33.4)		(34.4)
Tax paid			
Tax paid	(67.4)		(67.2)
Tax received	7.9		24.0
Net cash outflow from tax paid	(59.5)		(43.2)
Capital expenditure			
Purchase of tangible fixed assets	(105.8)		(130.9)
Sale of tangible fixed assets	11.2		19.7
Net cash outflow from capital expenditure	(94.6)		(111.2)
Financial investment			
Purchase of fixed asset investments	(0.2)		–
Sale of fixed asset investments	0.1		–
Net cash outflow from financial investment	(0.1)		–
Acquisitions and disposals			
Purchase of subsidiary undertakings	(10.9)		(28.8)
Net overdrafts acquired with subsidiary undertakings	(0.3)		(1.2)
Sale of subsidiary undertakings	56.2		47.4
Net cash disposed with subsidiary undertakings	(0.1)		(39.6)
Net cash inflow/(outflow) from acquisitions and disposals	44.9		(22.2)
Financing			
Share issues (net of costs)	1.1		1.0
Buy back of own shares	–		(19.9)
Mark to market of hedging instruments	–		(4.4)
Debt due within one year:			
Decrease in short term borrowings	(7.1)	(139.4)	
Additional bank loans	1.2	2.9	
Repayment of other loans	(1.5)	(2.1)	
Debt due after more than one year:			
Additional bank and other loans	–	150.7	
Repayment of bank and other loans	(11.5)	(172.9)	
Capital element of finance lease rental payments	(1.0)	(3.7)	
Cash flow decreasing debt and lease financing	(19.9)		(164.5)
Net cash outflow from financing	(18.8)		(187.8)
Management of liquid resources			
Decrease in cash on deposit	109.2		11.5
Decrease in collateralised cash	0.2		3.5
Cash flow decreasing cash on deposit and collateralised cash	109.4		15.0

11 Analysis of net funds

	31 December 2002 £ million	Cash flow £ million	Exchange movement £ million	30 April 2002 £ million
Cash on demand	**198.9**	75.3	(10.5)	134.1
Overdrafts	**(1.8)**	33.8	2.3	(37.9)
		109.1		
Debt due after more than one year	**(154.1)**	11.5	1.0	(166.6)
Debt due within one year	**(12.0)**	7.4	2.9	(22.3)
Finance leases	**(17.5)**	1.0	1.5	(20.0)
		19.9		
Cash on deposit	**142.6**	(109.2)	(10.0)	261.8
Collateralised cash	**1.5**	(0.2)	–	1.7
		(109.4)		
Net funds	**157.6**	19.6	(12.8)	150.8

12 Intangible fixed assets

	Goodwill £ million
Cost	
At 30 April 2002	210.5
Foreign exchange translation	(19.5)
Subsidiaries acquired (see note 29)	6.9
Subsidiaries disposed (see note 29)	(0.3)
At 31 December 2002	**197.6**
Amortisation	
At 30 April 2002	25.4
Foreign exchange translation	(2.7)
Charge for the period	6.8
Subsidiaries disposed (see note 29)	(0.3)
At 31 December 2002	**29.2**
Net book value	
At 30 April 2002	185.1
At 31 December 2002	**168.4**

Notes to the accounts
continued

13 Tangible fixed assets

	The Group				The Company		
	Land and buildings £ million	Plant, equipment and vehicles £ million	Total £ million		Land and buildings £ million	Plant, equipment and vehicles £ million	Total £ million
Cost							
At 30 April 2002	501.6	1,471.2	1,972.8		5.5	2.6	8.1
Foreign exchange translation	(41.7)	(111.1)	(152.8)		–	–	–
Subsidiaries acquired	–	1.8	1.8		–	–	–
Additions	18.6	87.2	105.8		–	0.1	0.1
Reclassifications	1.3	(1.3)	–		–	–	–
Disposals	(1.9)	(52.4)	(54.3)		(0.1)	(0.3)	(0.4)
Subsidiaries disposed	(12.7)	(38.6)	(51.3)		–	–	–
At 31 December 2002	**465.2**	**1,356.8**	**1,822.0**		**5.4**	**2.4**	**7.8**
Depreciation							
At 30 April 2002	172.3	936.2	1,108.5		0.9	2.2	3.1
Foreign exchange translation	(14.1)	(67.9)	(82.0)		–	–	–
Charge for the period	10.5	74.0	84.5		0.1	0.1	0.2
Reclassifications	0.6	(0.6)	–		–	–	–
Disposals	(1.1)	(42.7)	(43.8)		–	(0.2)	(0.2)
Subsidiaries disposed	(3.4)	(29.4)	(32.8)		–	–	–
At 31 December 2002	**164.8**	**869.6**	**1,034.4**		**1.0**	**2.1**	**3.1**
Net book value							
At 30 April 2002	329.3	535.0	864.3		4.6	0.4	5.0
At 31 December 2002	**300.4**	**487.2**	**787.6**		**4.4**	**0.3**	**4.7**

The net book value for the Group includes £19.0 million (30 April 2002 – £21.9 million) in respect of assets held under finance leases.

	The Group		The Company	
	31 December 2002 £ million	30 April 2002 £ million	31 December 2002 £ million	30 April 2002 £ million
The net book value of land and buildings comprises:				
Freehold properties	**296.1**	318.4	**4.3**	4.5
Long leasehold properties	**0.4**	6.1	**0.1**	0.1
Short leasehold properties	**3.9**	4.8	**–**	–
	300.4	329.3	**4.4**	4.6

Freehold land amounting to £51.7 million (30 April 2002 – £57.7 million) is not depreciated. Total fixed assets include assets under construction of £87.6 million (30 April 2002 – £62.0 million) which are also not depreciated.

14 Fixed asset investments

	The Group				The Company		
	Listed investments £ million	Associated undertakings £ million	Own shares £ million	Total £ million	Subsidiary undertakings £ million	Own shares £ million	Total £ million
At 30 April 2002	2.0	6.7	0.6	9.3	1,572.8	0.3	1,573.1
Foreign exchange translation	(0.1)	(0.3)	–	(0.4)	–	–	–
Additions	0.2	0.1	–	0.3	–	–	–
Disposals	(0.1)	–	–	(0.1)	–	–	–
Transfer from subsidiary undertaking	–	–	–	–	11.3	–	11.3
Share of distribution in excess of profit	–	(0.3)	–	(0.3)	–	–	–
Amortisation	–	–	(0.4)	(0.4)	–	(0.2)	(0.2)
Provision for impairment	–	–	–	–	(0.4)	–	(0.4)
At 31 December 2002	**2.0**	**6.2**	**0.2**	**8.4**	**1,583.7**	**0.1**	**1,583.8**

The own shares represent the cost, less amortisation, of 1,827,382 ordinary shares of 5p each (30 April 2002 – 1,464,285) included in the accounts of the Group (Company – 1,257,778 ordinary shares of 5p each (30 April 2002 – 520,113)) acquired by the Trustees of the Tomkins Employee Share Trust, in the open market or allotted to them by the Company (see note 22). 795,000 ordinary shares of 5p each were allotted to the Trustees during the period, at a value of £1.7 million. The cost of the shares was charged to the profit and loss account in the year ended 30 April 2002. The shares in the Trust have been acquired to meet the requirements of the Tomkins Restricted Share Plan, the Tomkins Share Matching Scheme, the Tomkins Long Term Loyalty Plan and the Deferred Matching Share Purchase Plan, as described in the Remuneration Committee report. The market value of the shares included in the Group accounts at 31 December 2002 was £3.5 million (30 April 2002 – £3.9 million) (Company – £2.4 million (30 April 2002 – £1.4 million)). The dividends relating to the shares have not been waived and are paid to the participants in the relevant schemes.

The market value of the listed investments at 31 December 2002 was £2.0 million (30 April 2002 – £2.2 million).

The principal subsidiary and associated undertakings are listed in note 31. Each operates wholly or mainly in its country of incorporation.

15 Stock

	31 December 2002 £ million	30 April 2002 £ million
Raw materials	**129.0**	130.9
Work in progress	**65.7**	72.4
Finished goods and goods held for resale	**205.7**	209.7
	400.4	413.0

16 Debtors

	The Group		The Company	
	31 December 2002 £ million	30 April 2002 £ million	31 December 2002 £ million	30 April 2002 £ million
Amounts falling due within one year				
Trade debtors	**405.6**	499.5	**–**	–
Amounts owing by subsidiary undertakings	**–**	–	**5.9**	5.3
Amounts recoverable on long term contracts	**13.4**	10.9	**–**	–
Corporation tax	**32.5**	12.3	**9.2**	8.7
Deferred tax	**32.2**	39.2	**0.2**	–
Other taxes and social security	**4.8**	5.8	**0.3**	0.2
Other debtors	**35.9**	26.2	**1.4**	3.1
Prepayments and accrued income	**55.9**	56.0	**1.2**	6.6
Collateralised cash	**1.5**	1.7	**–**	–
	581.8	651.6	**18.2**	23.9
Amounts falling due after more than one year				
Amounts owing by subsidiary undertakings	**–**	–	**351.0**	341.8
Deferred tax	**14.5**	10.1	**–**	–
Other debtors	**28.2**	35.4	**–**	–
	624.5	697.1	**369.2**	365.7

The amounts falling due after more than one year owing by and to subsidiary undertakings have no specified terms of repayment and are considered unlikely to be settled within twelve months (see note 18). The majority of the amounts owing to subsidiary undertakings are interest free but some bear interest based on UK base rate minus $\frac{1}{2}$%.

The Group is the beneficiary of a number of corporate owned life assurance policies. At 31 December 2002 the surrender value of the policies was £165.1 million (30 April 2002 – £169.6 million) and loans due to the life assurance company totalled £163.6 million (30 April 2002 – £166.6 million). The net debtor of £1.5 million (30 April 2002 – £3.0 million) is included in other debtors. These balances are offset in accordance with FRS 5.

Notes to the accounts
continued

17 Creditors: amounts falling due within one year

	The Group		The Company	
	31 December 2002 £ million	30 April 2002* £ million	31 December 2002 £ million	30 April 2002 £ million
Unsecured loan notes	0.4	1.8	0.4	1.8
Other loans	0.5	0.7	–	–
Obligations under finance leases (see note 19)	3.6	4.0	–	–
Bank loans and overdrafts	12.8	57.7	8.4	5.9
Amounts owing to subsidiary undertakings	–	–	0.4	0.8
Amounts due on long term contracts	0.9	0.7	–	–
Trade creditors	193.6	236.9	0.6	0.9
Bills of exchange payable	1.6	1.4	–	–
Corporation tax	5.0	17.8	–	–
Other taxes and social security	12.9	15.2	0.2	0.2
Other creditors	63.9	80.9	6.0	9.7
Proposed and accrued dividends	66.3	65.2	66.3	65.2
Accruals and deferred income	128.7	136.7	1.4	10.4
	490.2	619.0	83.7	94.9

* £270.1 million previously included in corporation tax has been reclassified as Provisions for liabilities and charges (see note 20).

The holders of £0.4 million (30 April 2002 – £0.4 million) unsecured loan notes have the right to require all or part repayment, at par, half yearly until 30 June 2012. The remaining £1.4 million at 30 April 2002 were repaid during the period. Some suppliers include in their conditions of sale a clause under which, until they are paid, they reserve title to the goods supplied. These goods are included in stock.

18 Creditors: amounts falling due after more than one year

	The Group		The Company	
	31 December 2002 £ million	30 April 2002 £ million	31 December 2002 £ million	30 April 2002 £ million
Other loans	152.5	163.7	150.0	150.0
Obligations under finance leases (see note 19)	13.9	16.0	–	–
Bank loans	1.7	2.9	–	–
Amounts owing to subsidiary undertakings (see note 16)	–	–	398.8	318.1
Other creditors	70.6	67.3	1.9	–
Accruals and deferred income	4.6	5.4	0.7	–
	243.3	255.3	551.4	468.1
Bank loans, overdrafts and other loans:				
Repayable:				
Between one and two years	1.7	2.3	–	–
Between two and five years	–	0.8	–	–
Over five years: 2010 to 2021	152.5	163.5	150.0	150.0
	154.2	166.6	150.0	150.0
Within one year	13.7	60.2	8.8	7.7
	167.9	226.8	158.8	157.7
Unsecured:				
Bank loans and overdrafts	10.5	57.1	8.4	5.9
Unsecured loan notes, 2002 to 2012, 2.24% to 3.99%	0.4	1.8	0.4	1.8
Other unsecured loans, 2002 to 2011, interest free to 8.00%	150.5	150.9	150.0	150.0
	161.4	209.8	158.8	157.7
Secured:				
Bank loans	4.0	3.5	–	–
Industrial development bonds, 2010, 3.41% to 3.45%	–	10.7	–	–
Other secured loans, 2021, 1.20% to 1.95%	2.5	2.8	–	–
	6.5	17.0	–	–
	167.9	226.8	158.8	157.7

The security for the £6.5 million secured loans (30 April 2002– £17.0 million) consists of £5.1 million fixed assets (30 April 2002 – £16.3 million) and £1.4 million trade debtors (30 April 2002 – £0.7 million).

19 Obligations under finance leases

	31 December 2002 £ million	30 April 2002 £ million
The future finance lease payments to which the Group was committed at 31 December 2002 are:		
Within one year	**4.6**	5.2
Between one and two years	**4.1**	4.5
Between two and five years	**7.0**	8.9
Over five years	**7.0**	7.8
	22.7	26.4
Less: interest charges allocated to future periods	**(5.2)**	(6.4)
	17.5	20.0
Obligations included in creditors falling due within one year	**3.6**	4.0
Obligations included in creditors falling due after more than one year	**13.9**	16.0
	17.5	20.0

20 Provisions for liabilities and charges

	The Group					The Company
	Post-retirement benefits £ million	Deferred tax £ million	Other tax provisions £ million	Other provisions £ million	Total £ million	Deferred tax £ million
At 30 April 2002*	205.3	9.3	270.1	64.6	549.3	0.5
Foreign exchange translation	(19.4)	(0.4)	(10.3)	(2.2)	(32.3)	–
Charge/(credit) for the period	7.8	(1.3)	22.6	24.3	53.4	(0.5)
Prior year credit	–	(1.5)	(15.8)	–	(17.3)	–
Subsidiaries disposed	(0.1)	(0.8)	–	(0.1)	(1.0)	–
Utilised during the period	(9.8)	–	–	(22.5)	(32.3)	–
At 31 December 2002	**183.8**	**5.3**	**266.6**	**64.1**	**519.8**	**–**

* £270.1 million previously included in Creditors: amounts falling due within one year, has been reclassified as Provisions for liabilities and charges.

Post-retirement benefits other than pensions:
Other post-retirement benefits, mainly healthcare, are provided by certain US subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries and the provision in the accounts for the accrued cost of the benefits at 31 December 2002 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.5%. Additional assumptions are set out in note 26.

Deferred tax and other tax provisions:
Provisions relate to deferred tax and other tax liabilities where there is uncertainty over the timing of settlement of such amounts. For details of the Group deferred tax balance see note 6.

Other provisions:
Other provisions include provisions for restructuring costs, disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely; however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

21 Financial commitments

	Land and buildings		Other	
	31 December 2002 £ million	30 April 2002 £ million	31 December 2002 £ million	30 April 2002 £ million
There are obligations under operating leases to pay rentals during the next year, which expire:				
Within one year	**1.4**	2.0	**1.3**	2.0
Between one and five years	**3.9**	3.2	**2.4**	3.0
Over five years	**2.9**	3.4	**0.9**	1.0
	8.2	8.6	**4.6**	6.0

Notes to the accounts
continued

22 Share capital

	Authorised		Allotted and fully paid	
	Number	£ million	Number	£ million
Ordinary shares of 5p each:				
At 30 April 2002	1,585,164,220	79.2	771,698,555	38.6
Shares issued	–	–	1,274,784	0.1
At 31 December 2002	1,585,164,220	79.2	772,973,339	38.7

	Number	$ million	Number	£ million
Convertible cumulative preference shares of US$50 each:				
At 30 April 2002	13,920,000	696.0	10,508,499	337.2
Share conversions	–	–	(1,021)	–
At 31 December 2002	13,920,000	696.0	10,507,478	337.2
Redeemable convertible cumulative preference shares of US$50 each:				
At 30 April 2002	25,200,000	1,260.0	12,439,527	426.8
Share conversions	–	–	(1,245)	(0.1)
Foreign exchange translation	–	–	–	(40.4)
At 31 December 2002	25,200,000	1,260.0	12,438,282	386.3
Total preference shares at 31 December 2002	39,120,000	1,956.0	22,945,760	723.5
Total share capital at 30 April 2002			794,646,581	802.6
Total share capital at 31 December 2002			**795,919,099**	**762.2**

During the period 142,913 and 314,733 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £1,096,715.

During the period 795,000 ordinary shares of 5p each were allotted at 220p per share to the Tomkins Employee Share Trust.

During the period 1,021 of the US dollar denominated 5.560% voting convertible cumulative preference shares of US$50 each ('the perpetual convertible shares') were converted into 9,975 ordinary shares of 5p each. The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10% of the amount originally issued and in any event on or after 29 July 2006 to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

During the period 1,245 of the US dollar denominated 4.344% voting redeemable convertible cumulative preference shares of US$50 each ('the redeemable convertible shares') were converted into 12,163 ordinary shares of 5p each. The redeemable convertible shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares of 5p each for every redeemable convertible share so converted. The Company will be required to redeem all of the redeemable convertible shares which remain issued and outstanding on 29 July 2006.

At the date of issue the conversion terms of the perpetual convertible shares and the redeemable convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares, the redeemable convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares and the redeemable convertible shares as to capital.

Until such time as the shares are converted or redeemed the holders of the perpetual convertible shares and of the redeemable convertible shares have a right to receive dividends at an annual rate of 5.560% and 4.344% respectively in preference to the holders of the ordinary shares.

The holders of the perpetual convertible shares and the redeemable convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

Options in existence at the end of the period over ordinary shares of 5p each were:

Date of grant	Subscription price	Number of shares 31 December 2002	Number of shares 30 April 2002
Executive share option schemes:			
12 August 1992	186.72p	–	79,913
3 March 1993	262.00p	41,646	41,646
14 July 1993	219.00p	10,000	10,000
9 February 1994	259.00p	23,000	30,000
27 July 1994	226.00p	120,000	120,000
9 May 1995	242.00p	432,000	785,000
26 February 1996	268.00p	275,000	275,000
11 April 1996	259.00p	400,000	400,000
31 July 1996	249.00p	548,000	632,000
12 August 1997	330.00p	600,000	600,000
10 February 1998	330.00p	1,254,500	1,408,500
6 August 1998	293.50p	558,000	558,000
3 February 1999	247.50p	1,138,000	1,879,000
20 August 1999	275.25p	100,000	100,000
8 November 1999	215.00p	399,000	399,000
19 January 2001	171.00p	329,000	329,000
19 February 2001	170.50p	2,520,000	2,686,000
20 September 2001	150.00p	76,666	76,666
11 February 2002	197.00p	2,538,072	2,538,072
11 February 2002	276.00p	1,522,842	1,522,842
11 February 2002	345.00p	1,015,228	1,015,228
11 February 2002	197.00p	1,522,842	1,522,842
12 February 2002	202.75p	70,754	70,754
3 July 2002	244.75p	2,484,500	–
19 August 2002	230.00p	16,304	–
		17,995,354	17,079,463

Date of grant	Subscription price	Number of shares 31 December 2002	Number of shares 30 April 2002
Savings related share option scheme:			
10 March 1997	232.40p	1,780	469,153
12 March 1998	266.20p	247,353	285,574
24 March 1999	187.60p	675,888	759,403
		925,021	1,514,130

At 31 December 2002, 204 participants (30 April 2002 – 240) held options under the Company's executive share option schemes and 519 participants (30 April 2002 – 683) held options under the savings related share option scheme. Options are exercisable between 1 January 2003 and 18 August 2012 under the executive share option schemes and between 1 January 2003 and 31 October 2004 under the savings related share option scheme.

Notes to the accounts
continued

23 Reserves

	Share premium account £ million	Capital redemption reserve £ million	Merger reserve £ million	Capital reserve £ million	Profit and loss account £ million	Total £ million
The Group						
At 30 April 2002	89.4	66.6	–	–	148.3	304.3
Profit for the period	–	–	–	–	31.4	31.4
Net premium on shares issued	2.8	–	–	–	–	2.8
Foreign exchange translation	–	–	–	–	(72.0)	(72.0)
Goodwill written back on disposals	–	–	–	–	10.8	10.8
At 31 December 2002	**92.2**	**66.6**	**–**	**–**	**118.5**	**277.3**
The Company						
At 30 April 2002	89.4	66.6	115.4	56.5	348.2	676.1
Loss for the period	–	–	–	–	(88.5)	(88.5)
Net premium on shares issued	2.8	–	–	–	–	2.8
Foreign exchange translation	–	–	–	–	40.4	40.4
At 31 December 2002	**92.2**	**66.6**	**115.4**	**56.5**	**300.1**	**630.8**

In the opinion of the directors, all of the capital reserve and profit and loss account of the Company are distributable.

Following a review carried out during the year ended 3 May 1997, the directors determined that the value of the goodwill relating to a number of proposed disposals was permanently impaired. As a result goodwill to the value of £39.5 million was written off through the consolidated profit and loss account for that year. Of this, £29.0 million related to companies disposed of between 4 May 1997 and 31 December 2002.

In addition to the above, the goodwill arising since 1 March 1973 on the acquisition of subsidiary and associated undertakings owned at 31 December 2002 has been written off against reserves and totalled £1,136.1 million (30 April 2002 – £1,146.9 million).

24 Result for the financial period

The Company has not presented its own profit and loss account, as permitted by Section 230 of the Companies Act 1985. The loss for the financial period in the accounts of the Company, after dividends from subsidiaries, amounted to £2.1 million (30 April 2002 – £106.9 million profit).

25 Future capital expenditure

	31 December 2002 £ million	30 April 2002 £ million
Contracts placed	**29.8**	29.3

26 Pensions

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs' ('SSAP 24') and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ended 31 December 2005. The phased transitional disclosures required under FRS 17, to the extent not given under (a), are set out in (b) for funded benefit schemes and in (c) for unfunded defined benefit schemes. The disclosures in respect of post retirement benefits other than pensions are set out in note 20.

(a) The Group operates pension plans throughout the world, covering the majority of employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

At 31 December 2002, pension related assets of £23.6 million (30 April 2002 – £26.4 million) and pension related liabilities of £43.8 million (30 April 2002 – £47.5 million) were included in debtors and creditors respectively.

United Kingdom
The majority of plans in the UK provide benefits based on final pensionable salary. The assets of the plans are held by trustees in separate pension funds and day to day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins. At 31 December 2002 total plan assets had a market value of approximately £160.5 million (30 April 2002 – £178.1 million).

The pension cost for the defined benefit pension plans, which amounted to £4.1 million (30 April 2002 – £3.9 million), is determined by independent qualified actuaries, using the projected unit method and is charged to the profit and loss account so as to spread the cost over the average remaining service lives of employees. The latest actuarial valuations and formal reviews of the plans were between May 2001 and September 2002. The principal assumptions used in the valuations of the liabilities, over the long term, were an investment return of 6 per cent per annum, earnings increases of 4 per cent per annum and the rate of inflation of 2.5 per cent. The market value of the assets of the plans at the dates of the latest actuarial valuations and formal reviews was £160.5 million and the actuarial valuations of the assets were sufficient to cover 81 per cent (30 April 2002 – 102 per cent) of the liabilities for benefits that had accrued to members, allowing for projected future earnings increases.

An accrued liability of £1.8 million (30 April 2002 – £1.7 million) is included in the balance sheet for 'capped' employees, i.e. those whose benefits exceed Inland Revenue limits for approved plans.

There are a small number of defined contribution plans where contributions are charged to the profit and loss account in the period in which they fall due. The total charge to the profit and loss account amounted to £0.8 million (30 April 2002 – £1.4 million).

United States of America
Both defined benefit and defined contribution plans are operated in the US. Assets are held in trustee administered funds independent of the assets of the companies.

Defined benefit plans are operated by a number of the Group's US subsidiaries providing benefits based upon pensionable salary and length of service. The contribution rate is calculated on the projected unit method and actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries. The market value of the assets of the plans amounted to £226.1 million (30 April 2002 – £300.6 million) and the actuarial valuation of the assets was 78 per cent (30 April 2002 – 91 per cent) of the accrued benefits allowing as appropriate for projected future earnings increases. The principal actuarial assumptions were an average projected investment return of 8 per cent per annum and pay inflation of 5 per cent per annum. The net charge to the profit and loss account so as to spread the cost over the average remaining service lives of employees, amounted to £6.3 million (30 April 2002 – £0.8 million).

Defined contribution plans, which include profit sharing plans, cover most of Tomkins US employees. Contributions are charged to the profit and loss account in the period in which they fall due. The total charge to the profit and loss account amounted to £13.4 million (30 April 2002 – £23.4 million).

Other countries
Over 65 per cent of Tomkins employees are either in the UK or in the US. For the balance, both defined benefit and defined contribution plans are operated. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the period in which they fall due. The total charge to the profit and loss account amounted to £2.8 million (30 April 2002 – £5.5 million).

(b) The scheme valuations used for FRS 17 disclosures have been based on an actuarial review at 31 December 2002.

The major assumptions used by the actuaries were:

	United Kingdom	United States of America	Other countries
At 31 December 2002:			
Salary increases	3.5% – 4.2%	4% – 5.5%	3% – 12%
Increase to pensions in payment	0% – 2.5%	n/a	7.6%
Increase to deferred pensions	2.5%	n/a	7.6%
Discount rate	5.75%	6.5%	2% – 13%
Inflation rate	2.5%	3%	0% – 5.4%
At 30 April 2002:			
Salary increases	3.5% – 4.5%	4% – 5.5%	3% – 8.12%
Increase to pensions in payment	0% – 2.5%	n/a	n/a
Increase to deferred pensions	0% – 2.5%	n/a	n/a
Discount rate	6%	7.16%	3% – 12.36%
Inflation rate	3%	3%	1.5% – 10%

26 Pensions
continued

The assets in the scheme and the expected rates of return were:

	United Kingdom		United States of America		Other countries		Total	
	Long term rate of return expected at 31 December 2002 % p.a.	31 December 2002 £ million	Long term rate of return expected at 31 December 2002 % p.a.	31 December 2002 £ million	Long term rate of return expected at 31 December 2002 % p.a.	31 December 2002 £ million	Long term rate of return expected at 31 December 2002 % p.a.	31 December 2002 £ million
At 31 December 2002:								
The Group								
Equities	8.75	125.9	9.00	136.8	3.5 – 14.0	24.4	3.5 – 14.0	287.1
Bonds	6.00	15.5	6.25	70.1	3.5 – 14.0	4.6	3.5 – 14.0	90.2
Other	4.00	19.1	3.5 – 7.0	19.2	3.5 – 14.0	10.6	3.5 – 14.0	48.9
Total market value of assets		160.5		226.1		39.6		426.2
The Company								
Equities	8.75	16.7	–	–	–	–	8.75	16.7
Bonds	6.00	4.5	–	–	–	–	6.00	4.5
Total market value of assets		21.2		–		–		21.2
At 30 April 2002:								
The Group								
Equities	8.75	146.7	8.50	184.6	3.5 – 7.5	13.0	3.5 – 8.75	344.3
Bonds	6.00	17.0	6.40	84.2	3.5 – 7.5	6.0	3.5 – 7.5	107.2
Other	4.00	16.4	4.2 – 7.0	22.0	3.5 – 7.5	10.1	3.5 – 7.5	48.5
Total market value of assets		180.1		290.8		29.1		500.0
The Company								
Equities	8.75	18.1	–	–	–	–	8.75	18.1
Bonds	6.00	7.8	–	–	–	–	6.00	7.8
Total market value of assets		25.9		–		–		25.9

The amounts that would be charged to operating profit under FRS 17 are as follows:

	The Group Eight months ended 31 December 2002 £ million	The Company Eight months ended 31 December 2002 £ million
Current service cost	(6.7)	(0.3)
Gains or losses on settlements or curtailments	(2.7)	–
Total included within operating profit	(9.4)	(0.3)

The amounts that would be credited to other finance income under FRS 17 are as follows:

	The Group Eight months ended 31 December 2002 £ million	The Company Eight months ended 31 December 2002 £ million
Expected return on scheme assets	25.1	1.2
Interest cost (discount) on scheme liabilities	(25.9)	(0.9)
Net finance (charge)/return	(0.8)	0.3

The amounts that would be taken to the consolidated statement of total recognised gains and losses under FRS 17 are as follows:

	The Group				The Company		
	Eight months ended 31 December 2002 £ million	% of scheme assets at 31 December 2002	% of present value of scheme liabilities at 31 December 2002		Eight months ended 31 December 2002 £ million	% of scheme assets at 31 December 2002	% of present value of scheme liabilities at 31 December 2002
Difference between actual and expected return on assets	(54.2)	(12.7)			(3.6)	(17.0)	
Experience gains arising on scheme liabilities	(13.9)		(2.2)		(2.1)		(7.6)
Effects of changes in assumptions underlying the present value of scheme liabilities	(39.5)				(1.3)		
Total actuarial gain or loss	(107.6)		(17.3)		(7.0)		(25.2)

Reconciliation of scheme assets and liabilities to the balance sheet

	United Kingdom 31 December 2002 £ million	United States of America 31 December 2002 £ million	Other countries 31 December 2002 £ million	Total 31 December 2002 £ million
At 31 December 2002:				
The Group				
Total market value of assets	160.5	226.1	39.6	426.2
Present value of scheme liabilities	(202.4)	(360.6)	(58.0)	(621.0)
Deficit in the scheme	(41.9)	(134.5)	(18.4)	(194.8)
Related deferred tax asset[1]	12.6	40.3	5.5	58.4
Net pension liability[1]	(29.3)	(94.2)	(12.9)	(136.4)
The Company				
Total market value of assets	21.2	–	–	21.2
Present value of scheme liabilities	(27.8)	–	–	(27.8)
Deficit in the scheme	(6.6)	–	–	(6.6)
Related deferred tax asset[1]	2.0	–	–	2.0
Net pension liability[1]	(4.6)	–	–	(4.6)
At 30 April 2002:				
The Group				
Total market value of assets	180.1	290.8	29.1	500.0
Present value of scheme liabilities	(185.7)	(369.3)	(48.5)	(603.5)
Deficit in the scheme	(5.6)	(78.5)	(19.4)	(103.5)
Related deferred tax asset[1]	1.7	23.6	5.8	31.1
Net pension liability[1]	(3.9)	(54.9)	(13.6)	(72.4)
The Company				
Total market value of assets	25.9	–	–	25.9
Present value of scheme liabilities	(26.2)	–	–	(26.2)
Deficit in the scheme	(0.3)	–	–	(0.3)
Related deferred tax asset[1]	0.1	–	–	0.1
Net pension liability[1]	(0.2)	–	–	(0.2)

1. The related deferred tax asset is calculated at a notional rate of 30% of the FRS 17 deficit. This assumes that any future pension contributions required to fund the deficit would be allowable at this rate for tax purposes. The related deferred tax asset at 30 April 2002, for both the Group and the Company, has been recalculated on this basis, and the net pension liability has been adjusted accordingly.

Notes to the accounts
continued

26 Pensions
continued

Analysis of the movement in the scheme deficit during the period:

	The Group £ million	The Company £ million
Opening deficit in the scheme	(103.5)	(0.3)
Current service cost	(6.7)	(0.3)
Contributions	10.3	0.7
Other finance income	(0.8)	0.3
Actuarial losses	(107.6)	(7.0)
Curtailments/settlements	(2.7)	–
Adjustment due to exchange rate differences	16.2	–
Closing deficit in the scheme	(194.8)	(6.6)

If FRS 17 had been adopted for the financial statements the net assets and the profit and loss account would be as follows:

	The Group		The Company	
	31 December 2002 £ million	30 April 2002[1] £ million	31 December 2002 £ million	30 April 2002[1] £ million
Net assets	1,077.5	1,141.1	1,393.0	1,478.7
Less: SSAP 24 pension prepayments	(23.6)	(26.4)	(0.8)	(1.1)
Add: SSAP 24 liabilities included in creditors	17.9	17.1	0.2	0.2
Net assets excluding pension assets and liabilities	1,071.8	1,131.8	1,392.4	1,477.8
Net pension liability	(136.4)	(72.4)	(4.6)	(0.2)
Net assets including pension assets and liabilities	935.4	1,059.4	1,387.8	1,477.6
Profit and loss reserve excluding pension assets and liabilities	118.5	148.3	300.1	348.2
Pension liability reserve	(136.4)	(72.4)	(4.6)	(0.2)
Profit and loss reserve including pension assets and liabilities	(17.9)	75.9	295.5	348.0

1. The related deferred tax asset at 30 April 2002, for both the Group and the Company has been recalculated on the basis described on page 69. The net pension liability, net assets including pension assets and liabilites, the pension liability reserve and the profit and loss reserve including pension assets and liabilities have been adjusted accordingly.

(c) The Group has unfunded defined benefit schemes with present value of scheme liabilities of £24.1 million, which are already provided for. Accordingly, no adjustment for these schemes is necessary. The assumptions used to derive the present value of scheme liabilities are broadly similar to those used for the funded schemes.

27 Contingencies

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 31 December 2002 was £122.6 million (30 April 2002 – £117.6 million) and £1.5 million (30 April 2002 – £1.7 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

28 Derivatives and other financial instruments

Tomkins policy in relation to financial risk management is discussed in the Financial Review on page 21. As permitted by FRS13, short term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company's preference shares (see note 22) and the financial guarantees (see note 27).

Interest rate and currency profile at 31 December 2002:	Sterling £ million	US dollar £ million	Euro £ million	Other £ million	Total £ million
Financial assets					
Cash and deposits	97.9	173.0	22.0	50.1	343.0
Other	0.2	23.8	0.2	3.0	27.2
	98.1	196.8	22.2	53.1	370.2
Floating rate	97.8	171.9	21.9	43.4	335.0
Fixed rate	–	18.6	–	–	18.6
Interest free	0.3	6.3	0.3	9.7	16.6
Weighted average fixed interest rate (%)	–	9.0	–	–	
Weighted average period for which rate is fixed (years)	–	8.3	–	–	
Weighted average period for which no interest received (years)	–	–	–	–	
Financial liabilities					
Borrowings	(150.5)	(19.9)	(2.5)	(12.5)	(185.4)
Floating rate	(150.5)	(19.7)	(2.5)	(10.7)	(183.4)
Fixed rate	–	–	–	(1.8)	(1.8)
Interest free	–	(0.2)	–	–	(0.2)
Weighted average fixed interest rate (%)	–	–	–	12.2	
Weighted average period for which rate is fixed (years)	–	–	–	1.4	
Weighted average period for which no interest paid (years)	–	3.3	–	–	
Off balance sheet hedging contracts	79.6	(67.7)	(14.1)	2.2	–
Net total	27.2	109.2	5.6	42.8	184.8
Floating rate	26.9	84.5	5.3	34.9	151.6
Fixed rate	–	18.6	–	(1.8)	16.8
Interest free	0.3	6.1	0.3	9.7	16.4

28 Derivatives and other financial instruments
continued

Interest rate and currency profile at 30 April 2002:	Sterling £ million	US dollar £ million	Euro £ million	Other £ million	Total £ million
Financial assets					
Cash and deposits	85.9	237.9	18.8	55.0	397.6
Other	0.3	30.4	0.2	3.0	33.9
	86.2	268.3	19.0	58.0	431.5
Floating rate	86.2	243.6	19.0	58.0	406.8
Fixed rate	–	20.6	–	–	20.6
Interest free	–	4.1	–	–	4.1
Weighted average fixed interest rate (%)	–	9.0	–	–	
Weighted average period for which rate is fixed (years)	–	9.0	–	–	
Weighted average period for which no interest received (years)	–	1.8	–	–	
Financial liabilities					
Borrowings	(152.1)	(57.5)	(13.9)	(23.3)	(246.8)
Floating rate	(152.1)	(57.3)	(13.9)	(23.3)	(246.6)
Fixed rate	–	–	–	–	–
Interest free	–	(0.2)	–	–	(0.2)
Weighted average fixed interest rate (%)	–	–	–	–	
Weighted average period for which rate is fixed (years)	–	–	–	–	
Weighted average period for which no interest paid (years)	–	1.7	–	–	
Net total	(65.9)	210.8	5.1	34.7	184.7
Floating rate	(65.9)	186.3	5.1	34.7	160.2
Fixed rate	–	20.6	–	–	20.6
Interest free	–	3.9	–	–	3.9

The above analysis is shown after taking account of interest rate hedging agreements. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency.

Currency analysis:
The table below shows the Group's currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise monetary assets/liabilities that are not denominated in the functional currency of the group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

	Net foreign currency monetary assets/liabilities					
	Sterling £ million	US dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
31 December 2002:						
Functional currency of Group operation						
Sterling	–	1.7	5.4	–	–	7.1
US dollar	(0.5)	–	(0.1)	–	–	(0.6)
Euro	0.2	(2.4)	–	–	0.1	(2.1)
Canadian dollar	–	(0.8)	(0.1)	–	(0.1)	(1.0)
Other	(2.4)	(0.5)	(0.9)	–	–	(3.8)
	(2.7)	(2.0)	4.3	–	–	(0.4)
30 April 2002:						
Functional currency of Group operation						
Sterling	–	0.5	5.7	0.1	–	6.3
US dollar	(0.4)	–	0.2	0.1	2.4	2.3
Euro	2.2	(1.6)	–	(0.1)	0.1	0.6
Canadian dollar	–	(2.7)	–	–	(0.1)	(2.8)
Other	(0.9)	5.2	(1.2)	(0.1)	–	3.0
	0.9	1.4	4.7	–	2.4	9.4

The table below shows the Group's currency exposures that give rise to net currency gains and losses that are dealt with in reserves in accordance with SSAP 20.

Net funds comprise cash and deposits, borrowings and off balance sheet contracts. The borrowings and off balance sheet contracts shown against each currency are matched against the assets / liabilities of that currency under the requirements of SSAP 20 and to that extent produce no net gain or loss on translation into sterling for the purposes of the Group profit and loss account.

31 December 2002	Net assets excluding net funds £ million	Net funds £ million	Net assets £ million
Currency:			
Sterling	(147.3)	27.0	(120.3)
US dollar	772.4	85.4	857.8
Euro	113.5	5.4	118.9
Other	181.3	39.8	221.1
	919.9	157.6	1,077.5

30 April 2002	Net assets excluding net funds £ million	Net funds £ million	Net assets £ million
Currency:			
Sterling	(152.9)	(66.2)	(219.1)
US dollar	838.5	180.4	1,018.9
Euro	111.6	4.9	116.5
Other	193.1	31.7	224.8
	990.3	150.8	1,141.1

Maturity of borrowings and borrowing facilities

The maturity of the Group's borrowings is as follows:

	31 December 2002 £ million	30 April 2002 £ million
Within one year	17.3	64.2
Between one and two years	4.9	5.8
Between two and five years	5.4	7.7
Over five years	157.8	169.1
	185.4	246.8

Undrawn committed facilities:

The Group had the following undrawn committed facilities available for which all conditions precedent had been met which expire:

	31 December 2002 £ million	30 April 2002 £ million
Between two and three years	400.0	400.0

Notes to the accounts
continued

28 Derivatives and other financial instruments
continued

Fair values of financial instruments:

Set out below is a comparison of current and book values of all the Group's financial instruments by category.

	31 December 2002		30 April 2002	
	Book value **£ million**	**Fair value** **£ million**	Book value £ million	Fair value £ million
Assets/(liabilities)				
Financial instruments held or issued to finance the Group's operations:				
Short term borrowings and current portion of long term borrowings	**(17.3)**	**(17.3)**	(64.2)	(64.2)
Long term borrowings	**(168.1)**	**(183.8)**	(182.6)	(190.2)
Cash and deposits	**343.0**	**343.0**	397.6	397.6
Other financial assets	**27.2**	**28.7**	33.9	34.1
Other financial liabilities	**–**	**–**	–	–
Financial instruments held to manage the interest rate and currency profile:				
Derivatives to manage interest rate risk	**0.1**	**6.6**	0.9	(1.7)
Derivatives to manage currency transaction exposure	**(0.6)**	**(2.1)**	(0.2)	(0.8)
Derivatives to manage currency profile of net assets	**0.6**	**0.6**	–	–

Deposits are short term bank deposits and investments in short term money market securities and borrowings are mainly at floating rates. Therefore fair values closely approximate book values. Fair values have been determined by reference to market rates. Derivatives used to manage the currency profile of net assets are marked to market and the resulting differences recognised, thereby avoiding significant divergence between book and fair values.

Where foreign currency cash flows generated by overseas investments have not been remitted to Tomkins plc at the time of dividend payment, forward contracts are used to ensure that the currency profile of the Group is in line with policy.

Fair value of preference shares:

The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organised market and fair values are therefore not readily available. Other details of the preference shares are given in note 22.

Hedges of future transactions:

Gains and losses on derivative instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised. The unrecognised gains and losses by category are set out below:

	31 December **2002** **£ million**	30 April 2002 £ million
Foreign exchange transaction exposure hedging:		
Unrecognised gains	**0.2**	0.3
Unrecognised losses	**(1.7)**	(0.9)
	(1.5)	(0.6)
Interest rate hedging:		
Unrecognised gains	**6.5**	–
Unrecognised losses	**–**	(2.6)
	6.5	(2.6)
	5.0	(3.2)

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 30 April 2002, net losses of £0.5 million were realised in the period ended 31 December 2002.

Of the unrecognised gains and losses on foreign exchange transaction exposure hedging outstanding at 31 December 2002, all are expected to be realised in the year ending 31 December 2003.

The unrecognised loss on interest rate hedging at 30 April 2002 related to interest rate swaps used to hedge the Tomkins plc £150 million medium term note. At 31 December 2002, the swaps give rise to a £6.5 million unrecognised gain. This gain is expected to be realised over the life of the swaps which mature in 2011.

Market price risk and credit risk:

The Group manages market price risk and credit risk by using periodic mark to market cash settlements on its derivative instruments and by dealing only with highly rated counterparties. Mark to market cash settlements during the period amounted to an outflow of £nil (30 April 2002 – £4.4 million).

29 Acquisitions and disposals

Acquisitions

Tomkins acquired the business, assets and liabilities of Ward Industries Inc. and of the heating, ventilating and air conditioning dampers division of Johnson Controls Inc. on 11 September 2002 and 30 September 2002 respectively, for a combined cash consideration of $17.6 million (£11.3 million) of which $0.7 million (£0.4 million) is deferred. Goodwill of £6.9 million arising on these acquisitions was capitalised. The value of the assets acquired is still being assessed and therefore the calculation of goodwill is provisional. These acquisitions are included in the Air Systems Components group.

Details of all acquisitions, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value £ million	Accounting policy alignment £ million	Fair value adjustments £ million	Fair value to the group £ million
Tangible fixed assets	1.8	–	–	1.8
Stock	1.4	(0.2)*	–	1.2
Debtors	2.4	–	(0.1)†	2.3
Creditors	(0.6)	–	–	(0.6)
Net debt	(0.3)	–	–	(0.3)
Net assets	4.7	(0.2)	(0.1)	4.4
Goodwill capitalised (see note 12)				6.9
Consideration				11.3
Cash consideration				10.9
Deferred consideration				0.4

* Alignment of stock carrying value and provisioning policies.

† Allowance for doubtful debts.

Acquisition costs included in the consideration are £0.1 million.

Disposals

Industrial & Automotive

On 15 May 2002, Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for a cash consideration of £25.0 million. There was a loss on sale, after pension and disposal costs, of £4.5 million of which £3.5 million was provided for in the year ended 30 April 2002. The £1.0 million loss charged in the period was after charging £1.4 million of goodwill previously written off to reserves.

On 30 December 2002, Tomkins sold the business and assets of Fedco Automotive Components Inc. for a cash consideration of $8.0 million (£5.0 million). £4.6 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on sale of £6.6 million.

Engineered & Construction Products

On 24 May 2002, Lasco Composites was sold for an adjusted cash consideration of $43.1 million (£29.6 million). £4.8 million of goodwill previously written off to reserves was written off to the profit and loss account. After disposal related costs of $3.6 million (£2.5 million) there was a profit on sale of £18.3 million.

Costs of £0.1 million relating to the ongoing sale of companies were incurred during the period.

The total net assets disposed of in the period to 31 December 2002, the aggregate consideration and profit on sale are set out below:

	Total £ million
Total net assets sold	
Tangible fixed assets	18.5
Stock	11.0
Debtors	18.9
Creditors	(13.1)
Provisions	(0.2)
Tax	(0.7)
Deferred tax	(0.5)
Net cash	0.1
Net assets	34.0
Goodwill – provision for impairment at 30 April 2002	3.5
Goodwill	10.8
	48.3
Aggregate consideration	
Cash	(56.2)
Provision for costs arising on disposal	0.8
	(55.4)
Profit on disposal	7.1
Provision made in the year to 30 April 2002	3.5
Profit credited in the period	10.6

30 Post balance sheet event

On 27 January 2003 Tomkins sold Milliken Valve Company Inc for a cash consideration of $7.3 million (£4.5 million), resulting in a small gain on disposal.

Notes to the accounts
continued

31 Principal trading subsidiaries and associates

The principal businesses are wholly owned and registered in England and Wales, unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

Industrial & Automotive

Gates GmbH
Belts
Germany

Gates SA
Belts, hose and couplings
France

Gates Argentina SA
Belt and hose distributor
Argentina

Gates Australia Pty Ltd
Belt and hose distributor
Australia

Gates do Brasil Industria e Comercio Ltda
Belts and hose
Brazil

Gates Canada Inc
Belts and hose
Canada

Gates Europe NV
Belts and hose
Belgium

Gates Formed-Fibre Products Inc
Synthetic automotive formed liners
US

Gates (India) Private Ltd
Hose
India

Gates Korea Company Ltd
(ordinary shares – 51% owned)
Belts
Korea

Gates Nitta Belt Company (Suzhou) Ltd
(ordinary shares – 51% owned)
Belts
China

Gates Polska S.p.z.o.o.
Belts
Poland

The Gates Rubber Company
Belts and hose
US

Gates Rubber Company (NSW) Pty Ltd
Hose
Australia

Gates Rubber Company (Singapore) Pte Ltd
Hose distributor
Singapore

Gates Rubber de Mexico SA de CV
Belts and hose
Mexico

Gates (U.K.) Ltd
Belts and couplings
Scotland

Gates Unitta Asia Company Ltd
(ordinary shares – 51% owned)
Belts
Japan

Gates Unitta Asia Trading Company Pte Ltd
(ordinary shares – 51% owned) Belts
Singapore

Gates Unitta (Thailand) Company Ltd
Belts
Thailand

Gates Vulca SA
Belts and hose
Spain

Ideal
Hose clamps
US

Ideal International SA*
(ordinary shares – 40% owned)
Hose clamps
Mexico

Plews/Edelmann
Lubrication tools
US

Schrader-Bridgeport International Inc
Valves and fittings
US

Schrader Bridgeport Brazil Ltda
Valves and fittings
Brazil

Schrader Duncan Ltd*
(ordinary shares – 50% owned)
Valves and fittings
India

Schrader Electronics Ltd
Automotive electronics
Northern Ireland

Schrader SA
Valves and fittings
France

Standard-Thomson Corporation
Automotive thermostats
US

Stant Manufacturing, Inc
Automotive closure caps
US

Trico Ltd
Wiper blades and systems

Trico Latinoamericana, SA
Wiper blades and systems
Argentina

Trico Products Corporation
Wiper blades and systems
US

Trico Pty Ltd
Wiper blades and systems
Australia

Air Systems Components

Air System Components LP
Heating, ventilating and air conditioning components
US

Hart & Cooley Inc
Heating, ventilating and air conditioning components
US

Lau Industries Inc
Centrifugal fans and propellers for air conditioning
US

Ruskin Company
Air, fire and smoke dampers, louvres and fibreglass products
US

Ruskin Air Management Ltd
Air handling products and louvred windows

Ruskin (Thailand) Company Ltd
Commercial and industrial air, fire/smoke and control dampers
Thailand

Engineered & Construction Products

Aquatic Industries Inc
Whirlpools
US

Cobra Investments (Pty) Ltd
(ordinary shares – 62.4% owned)
Plumbing and sanitary fittings
South Africa

Dearborn Mid-West Conveyor Company
Heavy duty conveyor systems for OEM plants
US

Dexter Axle Company Inc
Manufactured housing, mobile home and trailer products
US

Hattersley Newman Hender Ltd†
Cast iron and bronze valves

Lasco Bathware Inc
Fibreglass and acrylic baths and whirlpools
US

Lasco Fittings Inc
PVC pipe fittings
US

Mayfran International Inc
Conveyor systems for industrial plants
US

Mayfran Europe
Conveyor systems for industrial plants
The Netherlands

Pegler Ltd†
Non-ferrous taps (faucets), valves and plumbing fittings

Philips Products Inc
Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices
US

Sold post period end:
Milliken Valves Company Inc.
Industrial valves
US

† Directly owned by Tomkins plc

* Associated undertaking

Reconciliation to accounting principles generally accepted in the United States of America (unaudited)

Description of differences

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom ('U.K. GAAP') which differ in certain respects from accounting principles generally accepted in the United States of America ('U.S. GAAP'). The significant areas of difference affecting the Tomkins consolidated financial statements are described below:

(a) Goodwill

Goodwill arising on acquisition subsequent to 3 May 1998 is capitalised and amortised through the profit and loss account over its estimated useful economic life which is estimated not to exceed a maximum of 20 years. Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves. Under U.S. GAAP, effective 1 May 2002, Tomkins adopted U.S. Statements of Financial Accounting Standards ('SFAS') No. 142, 'Goodwill and Other Intangible Assets'. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and some intangibles no longer be amortised on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test and an annual impairment test thereafter. As of 1 May 2002, Tomkins had goodwill with a net carrying value of approximately £1,200 million that was subject to the transition provision of SFAS No. 142. Tomkins performed the required impairment tests of goodwill as of 1 May 2002 and determined that a total goodwill impairment of £32.7 million should be recorded. Additionally, an annual impairment test has also been completed as of 31 December 2002. This review resulted in an additional total goodwill impairment of £30.9 million. In future, the annual impairment test will be performed by the Group as of 31 December.

(b) Disposal of operations

Loss/(gain) on the disposal of operations is a result of the difference between assets and liabilities disposed of under U.K. GAAP and under U.S. GAAP.

(c) Pension costs

In Tomkins consolidated financial statements, pension costs are accounted for in accordance with U.K. Statement of Standard Accounting Practice No. 24 – 'Accounting for Pension Costs', with costs being charged to income over employees' estimated working lives. Under U.S. GAAP, pension costs are determined in accordance with the requirements of SFAS No. 87 – 'Employers' Accounting for Pensions' and SFAS No. 88 – 'Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits'. Differences between the U.K. and U.S. GAAP figures arise from the requirement to use different methods and assumptions for valuing scheme assets and a different method of amortising surpluses or deficits.

Under U.S. GAAP, plan assets are valued by reference to market-related values at the date of the financial statements. Liabilities, including additional minimum pension liabilities, are assessed using the rate of return obtainable on fixed or inflation-linked bonds. Under U.K. GAAP, pension plan assets and liabilities are based on the results of the latest actuarial valuation. Pension assets are valued at the discounted present value determined by expected future income. Liabilities are assessed using the expected rate of return on plan assets.

(d) Share options

In Tomkins consolidated financial statements, options exercised by employees under the various share option schemes during the period are credited to shareholders' equity at the option price. For U.S. GAAP, Tomkins accounts for its share options under Accounting Principles Board Opinion 25 – 'Accounting for Stock Issued to Employees'. The difference between the price of the option at the measurement date and the exercise price is credited to shareholders' equity and written off in the income statement over the vesting period. For options which have been granted and remain subject to the satisfaction of relevant performance conditions, the surplus between the market value of the shares under option at the end of the period and the exercise price is expensed to the profit and loss account over the vesting period.

(e) Capitalisation of interest

In Tomkins consolidated financial statements, interest expense is not capitalised. To comply with U.S. GAAP, the estimated amount of interest expense incurred while constructing major projects is included in fixed assets and amortised over the estimated useful lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rate on outstanding borrowings.

(f) Deferred income tax

In Tomkins consolidated financial statements, deferred tax is provided in full on all liabilities. Deferred tax assets are recognised to the extent it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted and for this purpose Tomkins considers only future periods for which forecasts are prepared. Under U.S. GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The look forward period is not limited to the period for which forecasts are prepared.

(g) Derivative instruments

Tomkins has entered into derivative financial instrument contracts in order to reduce exposure to foreign exchange risk and interest rate movements. Under U.K. GAAP, where there are derivative instruments that qualify as a hedge, gains and losses are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself settled and been reflected in the Group's accounts. If an instrument ceases to be accounted for as a hedge, the instrument is marked to market and any resulting profit or loss recognised at that time. Under U.S. GAAP, derivative instruments are not regarded as hedges and any unrealised gains or losses arising at the period end are taken to the income statement in the current period. Trading results denominated in foreign currencies are translated at average rates.

(h) Ordinary dividends

In Tomkins consolidated financial statements, ordinary dividends are provided for in the period in respect of which they are proposed, on the basis of the recommendation by the directors. Under U.S. GAAP, ordinary dividends are not provided for until formally declared.

(i) ESOP shares held in trust

Under U.K. GAAP, shares held in trust under an Employee Share Ownership Plan ('ESOP'), such as the Tomkins Employee Share Trust, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, shares held in trust are recorded as a deduction from shareholders' equity in the balance sheet.

(j) Redeemable convertible cumulative preference shares

In Tomkins consolidated financial statements, redeemable convertible cumulative preference shares are considered to be part of shareholders' equity. Under U.S. GAAP, redeemable convertible cumulative preference shares should be classified outside of shareholders' equity and not included in any presentation of total of shareholders' equity in the balance sheet.

Reconciliation to accounting principles generally accepted in the United States of America (unaudited) continued

(k) Exceptional items

Exceptional items are material items within the Group's ordinary activities which, under U.K. GAAP, are required to be disclosed separately due to their size or incidence. These items do not qualify as extraordinary under U.S. GAAP and are considered part of operating results.

(l) Cash flow statement

Under U.K. GAAP, the consolidated cash flow statement is presented in accordance with U.K. Financial Reporting Standard No. 1 (Revised) ('FRS 1') – 'Cash Flow Statements'. The statement prepared under FRS 1 presents substantially the same information as that required under SFAS No. 95 – 'Statement of Cash Flows'. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement with regard to the definition of cash.

Under SFAS No. 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank (on demand) and overnight deposits, net of bank overdrafts.

Reconciliation to U.S. GAAP

The following is a summary of the estimated adjustments to profit and shareholders' equity and cash flows that would be required if U.S. GAAP had been applied instead of U.K. GAAP:

Profit attributable to shareholders	Unaudited eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million	Unaudited eight months ended 31 December 2002 $ million	Unaudited year ended 30 April 2002 $ million
Net income before preference dividend under U.K. GAAP	117.8	187.5	180.6	268.7
U.S. GAAP adjustments:				
Goodwill amortisation	6.7	(26.8)	10.3	(38.4)
Goodwill impairment	(30.9)	–	(47.4)	–
(Loss)/gain on disposal of operations	(2.5)	7.6	(3.8)	10.9
Pension costs	6.8	7.6	10.4	10.9
Share options	3.7	(2.2)	5.7	(3.2)
Capitalised interest	2.2	3.5	3.4	5.0
Deferred income tax	(4.5)	(23.3)	(6.9)	(33.4)
Derivatives	10.5	(6.1)	16.1	(8.7)
Net income under U.S. GAAP before change in accounting principle	109.8	147.8	168.4	211.8
Effects of change in accounting principle, net of tax of £nil and £1.1 million, respectively	(32.7)[2]	1.8[1]	(50.1)[2]	2.6[1]
Net income under U.S. GAAP	77.1	149.6	118.3	214.4

Earnings	Per share	Per share	Per ADR[3]	Per ADR[3]
Basic before change in accounting principle	11.06p	14.03p	$0.68	$0.80
Cumulative effect of change in accounting principle	(4.24p)	0.23p	($0.26)	$0.02
Basic	6.82p	14.26p	$0.42	$0.82
Diluted before change in accounting principle	11.02p	14.02p	$0.68	$0.80
Cumulative effect of change in accounting principle	(3.28p)	0.23p	($0.20)	$0.02
Diluted	7.74p	14.25p	$0.48	$0.82
Weighted average number of shares ('000s) – basic	770,927	773,464	770,927	773,464
– diluted	996,607	774,017	996,607	774,017

1. Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No.133 on 1 May 2001.

2. Change in accounting principle relates to Tomkins transitional adjustment in respect of the adoption of SFAS No.142 on 1 May 2002.

3. An American Depositary Receipt (ADR) is equal to four ordinary shares of the Company.

Shareholders' equity	Unaudited 31 December 2002 £ million	30 April 2002 £ million	Unaudited 31 December 2002 $ million	Unaudited 30 April 2002 $ million
Shareholders' equity under U.K. GAAP	1,039.5	1,106.9	1,673.5	1,613.1
U.S. GAAP adjustments:				
Dividends	61.9	57.1	99.7	83.2
Pension liabilities	(152.1)	(36.3)	(244.9)	(52.9)
Share options	0.7	–	1.1	–
Deferred income tax	69.6	39.2	112.0	57.1
Investment in own shares	(0.2)	(0.6)	(0.3)	(0.9)
Redeemable convertible cumulative preference shares	(386.3)	(426.8)	(621.9)	(622.0)
Capitalised interest	12.8	11.8	20.6	17.2
Derivatives	5.0	(3.2)	8.0	(4.7)
Goodwill charged directly to equity	1,062.3	1,248.2	1,710.2	1,819.0
Cumulative amortisation of goodwill	(198.4)	(224.7)	(319.4)	(327.4)
Shareholders' equity under U.S. GAAP	1,514.8	1,771.6	2,438.6	2,581.7

Cash flow statement	Unaudited eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million	Unaudited eight months ended 31 December 2002 $ million	Unaudited year ended 30 April 2002 $ million
Net cash provided by operating activities	**154.0**	456.8	**236.2**	654.6
Net cash used in investing activities	**(49.3)**	(136.2)	**(75.6)**	(195.2)
Net cash used in financing activities	**(138.8)**	(325.9)	**(212.8)**	(467.0)
	(34.1)	(5.3)	**(52.2)**	(7.6)
Effect of exchange rate changes on cash	**(20.5)**	(6.3)	**25.0**	(0.9)
Cash and cash equivalents under U.S. GAAP at beginning of period	**397.6**	409.2	**579.4**	587.9
Cash and cash equivalents under U.S. GAAP at end of period	**343.0**	397.6	**552.2**	579.4
Short term investments with original maturities of less than 3 months	**(144.1)**	(263.5)	**(232.0)**	(384.0)
Cash on demand under U.K. GAAP at end of period	**198.9**	134.1	**320.2**	195.4

For the convenience of the reader, pounds sterling for profit attributable to shareholders and net cash provided by/used in operating, investing, and financing activities have been translated into US dollars at the period's average closing mid-point price in London for the eight months ended 31 December 2002 (£1 = $1.5335) and for the year ended 30 April 2002 (£1 = $1.4330). Pounds sterling for shareholders' equity, cash and cash equivalents under U.S. GAAP and short term investments with original maturities of less than three months have been translated at the closing mid-point price in London on 31 December 2002 (£1 = $1.6099), 30 April 2002 (£1 = $1.4573), and 1 May 2001 (£1 = $1.4367).

Pro forma information

For the period ended 31 December 2002	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover	1,263.9	325.7	507.6	–	2,097.2
Operating profit before operating exceptional items and goodwill amortisation	115.0	33.8	49.0	(15.2)	182.6
Operating exceptional items	(22.2)	(8.2)	(1.6)	–	(32.0)
Operating profit before goodwill amortisation	92.8	25.6	47.4	(15.2)	150.6
Goodwill amortisation	(0.9)	(5.6)	(0.3)	–	(6.8)
Operating profit	91.9	20.0	47.1	(15.2)	143.8
Operating profit margin, before operating exceptional items and goodwill amortisation	9.1%	10.4%	9.7%	–	8.7%

Unaudited pro forma information for the period ended 22 December 2001	Industrial & Automotive £ million	Air Systems Components £ million	Engineered & Construction Products £ million	Central Costs £ million	Total £ million
Turnover	1,301.1	341.7	582.8	–	2,225.6
Operating profit before operating exceptional items and goodwill amortisation	106.4	36.7	54.4	(11.7)	185.8
Operating exceptional items	(12.0)	–	–	–	(12.0)
Operating profit before goodwill amortisation	94.4	36.7	54.4	(11.7)	173.8
Goodwill amortisation	(1.0)	(5.6)	(0.3)	–	(6.9)
Operating profit	93.4	31.1	54.1	(11.7)	166.9
Operating profit margin, before operating exceptional items and goodwill amortisation	8.2%	10.7%	9.3%	–	8.3%

Financial record

Accounting period	Eight months ended 31 December 2002 £ million	Year ended 30 April 2002 £ million	Year ended 30 April 2001* £ million	Year ended 29 April 2000* £ million	Year ended 1 May 1999* £ million
Turnover	2,097.2	3,373.8	4,105.5	5,640.4	5,359.3
Profit before tax†	149.3	272.5	299.3	478.6	496.8
Profit attributable to shareholders†	120.4	195.1	208.6	331.1	331.9
Dividends	86.4	131.9	132.9	200.2	186.6
Shareholders' funds	1,039.5	1,106.9	1,084.9	726.4	646.8
Average number of employees	39,596	40,670	52,755	70,039	66,927
Per share					
Earnings†	12.44p	20.14p	19.94p	31.30p	25.73p
Ordinary dividends	8.00p	12.00p	12.00p	17.45p	15.15p
Ordinary share price at fiscal year end	190.0p	264.0p	156.5p	197.3p	264.3p
Enterprise value (£m)	2,034.5	2,651.0	1,994.7	3,406.0	3,772.8

* Years ended 1 May 1999, 29 April 2000 and 30 April 2001 have been restated for the adoption of Financial Reporting Standard No. 19 'Deferred Tax'.

† Profit before tax, profit attributable to shareholders and earnings per share are stated after operating exceptional items and before goodwill amortisation, exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets.

Enterprise value consists of market capitalisation, preference shares and net funds.

There were no share buy backs in the period ended 31 December 2002 (year ended 30 April 2002 – £19.7 million). The total number of shares bought back since the programme began is 442.49 million, for a total cost of £1,027.3 million.

Financial calendar

2003

1st interim dividend payment – six months ended 31 October 2002	7 April 2003
2nd interim dividend payment – two months ended 31 December 2002	7 April 2003
Quarterly results announcement – 31 March 2003 quarter end	22 May 2003
Annual General Meeting – 2003	22 May 2003
Quarterly results announcement – 30 June 2003 quarter end	August 2003
Quarterly results announcement – 30 September 2003 quarter end	November 2003
Interim dividend payment – six months ending 30 June 2003	November 2003
Year end	31 December 2003

2004

Preliminary announcement – year ending 31 December 2003	late February 2004
Quarterly results announcement – 31 March 2004 quarter end	May 2004
Annual General Meeting – 2004	May 2004
Final dividend payment – year ending 31 December 2003	May 2004

Investor information

Annual General Meeting

Shareholders are invited to attend the Annual General Meeting to be held at 11.00 am on 22 May 2003. The venue is The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The nearest Underground stations are St. James's Park and Westminster.

Dividends

The first interim dividend of 4.6 pence per share and the second interim dividend of 3.4 pence per share, will both be paid on 7 April 2003 to shareholders on the register at the close of business on 14 March 2003 in each case. For holders of American Depositary Receipts (ADRs), the dividends, declared in pence, are converted to US dollars on the UK dividend payment date using the exchange rate prevailing on that day.

Payment of dividend

Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers' Automated Clearing Services (BACS) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch. Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by telephoning 0870 600 3953.

Individual Savings Accounts (ISAs)

A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UY, or by telephoning 0870 242 4244.

Low cost dealing service

A simple, low cost dealing service for buying and selling Tomkins ordinary shares is available. Commission is charged at 0.75 per cent on the transaction value of the sale or purchase, with a minimum charge of £7.50. In addition, stamp duty reserve tax is payable on share purchases at the rate of 0.5 per cent. Total holdings of up to 30 shares can be sold free of commission and charges. Details can be obtained from Lloyds TSB Registrars Share Dealing Services, PO Box 1357, The Causeway, Worthing, West Sussex BN99 6UB or by telephoning 0870 606 0302.

Global BuyDIRECT

A simple dealing service is available, to US residents only, for buying and selling Tomkins ADRs. Details can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, or by telephoning 1 888 BNY ADRS (US callers only) or 1 610 312 5315.

World Wide Web

The Company's web site address is shown on the back cover of this Report and Accounts. All Tomkins recent press releases are accessible together with the latest Annual and Interim Reports. In addition callers may obtain direct access to the web sites of many Tomkins operating companies.

Share price information

The price of Tomkins ordinary shares is available on the Investor Information page of the Company's web site. The Financial Times Cityline Service also provides share price information. This telephone service is available on 0906 843 4244 and calls within the UK are charged at 60 pence per minute at all times. In addition, the share price is listed in most national daily newspapers and on Teletext.

Registrar

Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address, should be notified direct to the registrar, whose address is on the inside back cover of this Report and Accounts. Your correspondence should refer to Tomkins plc and state the registered name and address of the shareholder.

Every effort is made to prevent multiple mailing of documents to shareholders. If you have received more than one copy of this Report and Accounts and would like to amalgamate your holdings, please complete the Shareholder Register Multiple Accounts form enclosed with this Report and Accounts and return it to the registrar at the address on the form.

Electronic communication

The registrar has introduced a share register internet enquiry service to provide shareholders with details of their shareholdings. To register for the service please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate or tax voucher) and you will be asked to select your own PIN. A user ID will then be posted to you. Once registered, shareholders may elect to receive future shareholder information and Company documents electronically, thereby improving speed of communication and reducing administrative costs of printing and postage. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters.

Electronic proxy voting

Shareholders may register their voting instructions for the forthcoming Annual General Meeting via the internet. If you have registered for the registrar's shareview service described above, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings – Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

US listing

Tomkins ordinary shares are listed on the New York Stock Exchange in the form of ADRs. Each ADR represents four Tomkins ordinary shares. Tomkins is subject to the regulations of the Securities and Exchange Commission (SEC) in the USA as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and other information as required. ADR holders are not members of the Company but may instruct The Bank of New York (at the address on the inside back cover), which administers the Tomkins ADR programme, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs.

Trading symbols

Tomkins' London Stock Exchange SEDOL number is 0896265 and its trading symbol is TOMK. The Company's trading symbol for its American Depositary Receipts is TKS.

Report and Accounts – Companies House

In accordance with the requirements of the Registrar of Companies in England and Wales (the "registrar") and following the passing of the resolution to be proposed at the 2003 Annual General Meeting to receive these financial statements, a copy of this document omitting photographic representations and with such further modifications as may be necessary to comply with such requirements will be lodged with the registrar in accordance with the Companies Act 1985 (as amended). After being so lodged, further copies of this document in the form sent to shareholders will be available from the Company Secretary upon request.

Share price performance

The price range of a Tomkins ordinary share and ADR during the eight-month period ended 31 December 2002 was:

Ordinary shares of 5p each	pence	
	high	low
1st quarter	270.50	218.00
2nd quarter	251.50	190.50
2 months to 31 December 2002	219.00	187.50

American Depositary Receipts	US dollars	
	high	low
1st quarter	15.60	13.78
2nd quarter	15.34	12.12
2 months to 31 December 2002	13.60	12.10

Analysis of ordinary shareholdings at 28 February 2003

	Number of shareholders	Number of shares (000)	% of share capital
By type:			
Directors' interests	9	2,297	0.30
Other individuals	22,848	67,021	8.67
Insurance companies and pension funds	12	11,081	1.43
Banks, nominees, companies and others	4,655	692,579	89.60
	27,524	772,978	100.00
By size:			
1-500	6,353	1,557	0.20
501-2,500	13,189	17,463	2.26
2,501-5,000	4,204	15,128	1.96
5,001-20,000	2,664	24,335	3.15
20,001-50,000	439	13,785	1.78
50,001-100,000	155	11,620	1.50
100,001-500,000	316	74,947	9.70
above 500,000	204	614,143	79.45
	27,524	772,978	100.00

Notice of Meeting

Notice is hereby given that the seventy-seventh Annual General Meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 22 May 2003 at 11.00 am to transact the following business:

1   To receive the Directors' report and financial statements for the eight months ended 31 December 2002 together with the independent auditors' report.

2   To approve the Remuneration Committee report.

3   To re-appoint as a Director Mr N N Broadhurst.

4   To re-appoint as a Director Mr K J Minton.

5   To re-appoint as a Director Mr M F Wallach.

6   To re-appoint Deloitte & Touche as independent auditors.

7   To authorise the Directors to determine the independent auditors' remuneration.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

8   THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 5 of the Company's Articles of Association to allot relevant securities up to an aggregate nominal amount of £12,882,888.

To consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

9   THAT the Directors be and they are hereby authorised in accordance with, and subject to the terms of, article 6 of the Company's Articles of Association to allot shares for cash for the purposes of paragraph (ii) of article 6 up to an aggregate nominal amount of £1,932,433.

10 THAT the Company be and is hereby generally and unconditionally authorised, in substitution for any authority to purchase ordinary shares of 5p each in the capital of the Company previously conferred (save to the extent the same has been exercised), to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company ("Shares") provided that:

(a) the maximum number of Shares hereby authorised to be acquired is 115,868,703 Shares or, if lower, such number of Shares as is equal to 14.99 per cent of the issued ordinary share capital of the Company at the close of business on 21 May 2003;

(b) the maximum price which may be paid for any Share is an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased and the minimum price which may be paid for any such Share shall be the nominal value of that Share; and

(c) this authority shall expire on 31 May 2004 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2004, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Shares may be made in pursuance of any such contract.

By Order of the Board

N C Porter
Secretary

East Putney House
84 Upper Richmond Road
London SW15 2ST

26 March 2003

Notes:

1   Any shareholder entitled to attend and vote at this Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. A white form of proxy for use by ordinary shareholders and/or a green form of proxy for use by convertible cumulative preference shareholders and/or a blue form of proxy for use by redeemable convertible cumulative preference shareholders is/are enclosed.

2   Only those shareholders registered in the register of members of the Company as at 6.00 pm on Tuesday 20 May 2003 shall be entitled to attend and/or vote at this Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Tuesday 20 May 2003 shall be disregarded in determining the rights of any person to attend and/or vote at this Meeting.

Registrar & Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3953

Tomkins Individual Savings Account
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6UY

Tel: 0870 242 4244

US Representatives
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The Bank of New York
PO Box 11258
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New York
NY 10286-1258

Tel: 610 312 5315

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For further copies or information on
Tomkins please contact the corporate office.

Designed and produced by Black Sun Plc

Photography by Michael Harding and Tom Salyer
Printed in England by St Ives Westerham Press

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East Putney House
84 Upper Richmond Road
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Tel: 020 8871 4544
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